      As filed with the Securities and Exchange Commission on June 28, 2000


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 20-F/A
                                 Amendment No. 1


        Registration Statement Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934


                         Commission file number: 1-15032

                                   ENODIS PLC

                        (FORMERLY KNOWN AS BERISFORD PLC)
                     ---------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                ENGLAND AND WALES
                     ---------------------------------------
                 (Jurisdiction of Incorporation or Organization)

                     Washington House, 40-41 Conduit Street
                         LONDON W1R 9FB, UNITED KINGDOM
                     ---------------------------------------
                    (Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:


      Title Of Each Class:                                  Name Of Each Exchange On Which Registered:
      -------------------                                   -----------------------------------------
American Depositary Shares each representing                          New York Stock Exchange
four ordinary shares of nominal value 50p each

            Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

      Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.


         The total number of outstanding shares of the issuer's common stock as of April 1, 2000 was 249,694,873 ordinary shares.


         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes    No  X
                                             ---   ---
     Indicate by check mark which financial statement item the registrant has
elected to follow. Item 17.    Item 18. X
                          ----         ----

                                TABLE OF CONTENTS

ITEM                                                                                                  PAGE

         Introduction....................................................................................1
         Summary of Our Business.........................................................................1
         Disclosure Regarding Forward-Looking Statements.................................................2

PART I   ................................................................................................2
         Item 1.  Identity of Directors, Senior Management and Advisers..................................2
         Item 2.  Offer Statistics and Expected Timetable................................................3
         Item 3.  Key Information........................................................................3
         Item 4.  Information on the Company............................................................10
         Item 5.  Operating and Financial Review and Prospects..........................................21
         Item 6.  Directors, Senior Management and Employees............................................31
         Item 7.  Major Shareholders and Related Party Transactions.....................................38
         Item 8.  Financial Information.................................................................38
         Item 9.  The Offer and Listing.................................................................41
         Item 10. Additional Information................................................................42
         Item 11. Quantitative and Qualitative Disclosures About Market Risk............................52
         Item 12. Description of Securities Other than Equity Securities................................53

PART II  ...............................................................................................60
         Item 13. Defaults, Dividend Arrearages and Delinquencies.......................................60
         Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds..........60
         Item 15. [Reserved]............................................................................60
         Item 16. [Reserved]............................................................................60

PART III ...............................................................................................61
         Item 17. Financial Statements..................................................................61
         Item 18. Financial Statements..................................................................61
         Item 19. Exhibits..............................................................................62

INTRODUCTION


         As used in this registration statement, "we," "us," "our" and "Enodis" mean Enodis plc, a public limited company incorporated and registered under the laws of England and Wales, and its subsidiaries, unless the context indicates a different meaning. Enodis changed its name from Berisford plc with effect from June 26, 2000. The term "ordinary shares" means our ordinary shares, nominal value 50p each. "CULS" means units of our 5% convertible unsecured loan stock due 2015. Our financial statements included in this registration statement have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), which differ in some respects from accounting principles generally accepted in the United Kingdom ("U.K. GAAP"), as applied by us in preparing our statutory financial statements and annual report and accounts. The financial information contained in this registration statement, except as otherwise noted, is in accordance with U.S. GAAP. Our fiscal year consists of the 52 or 53 weeks ending on the Saturday nearest to September 30. Fiscal 1999 had 53 weeks. Fiscal 1998 and 1997 each had 52 weeks.


         The purpose of this registration statement is to register our American Depositary Shares ("ADSs"), each representing four ordinary shares, under the U.S. Securities Exchange Act of 1934. Our ordinary shares currently trade on the London Stock Exchange. We have applied to list the ADSs on the New York Stock Exchange under the ticker symbol "ENO". We believe that we can increase liquidity and convenience for our U.S.-based shareholders by registering the ADSs and listing them for trading in the U.S. In addition, we expect that our listing could, in the future, provide us with convenient access to a source of equity capital in the U.S., where a substantial portion of our operations are located.

         Some information contained in this registration statement has been presented in U.S. dollar amounts which have been translated from pounds sterling. For a discussion of the translation rate used in calculating these amounts, see "Item 3. Key Information -- Currency Conventions and Exchange Rate Information."

SUMMARY OF OUR BUSINESS

         Our business consists primarily of two segments, an international commercial food equipment business and a U.K. building and consumer products business.

         The commercial food equipment industry consists of all types of equipment used in the cooking, warming, storage, preparation, service and delivery of food. The products are generally categorized as foodservice equipment, which is used by restaurants, fast food chains, hospitals and other institutions, and retail food equipment, which is used to store and display food in retail food outlets such as supermarkets and specialty stores. The commercial food equipment industry worldwide represents approximately $24 billion in annual sales. We believe that we are the leading commercial food equipment manufacturer in the world with sales in over 65 countries. Our food equipment products include cooking and warming products, refrigerated display cases and systems, ice machines, food storage and preparation products, beverage systems, serving products and ventilation equipment.

         Our building and consumer products consist of residential kitchen and bedroom furniture, and joinery and related building products, which we manufacture, and bathroom furniture and fixtures which we purchase from third parties. We sell these products to consumers and the trade through our 225 outlets in the U.K.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         THIS REGISTRATION STATEMENT CONTAINS "FORWARD-LOOKING STATEMENTS" THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. THESE STATEMENTS REPRESENT OUR EXPECTATIONS OR BELIEFS REGARDING FUTURE EVENTS, BASED ON CURRENTLY AVAILABLE INFORMATION AND INCLUDE STATEMENTS CONCERNING ANTICIPATED SALES OF OUR PRODUCTS AND ACQUISITION PLANS. THESE STATEMENTS TYPICALLY ARE IDENTIFIED BY THE USE OF WORDS SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "BELIEVE," "ESTIMATE" AND SIMILAR WORDS, ALTHOUGH SOME FORWARD-LOOKING STATEMENTS ARE EXPRESSED DIFFERENTLY. WE DO NOT INTEND TO UPDATE THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS REGISTRATION STATEMENT. THESE STATEMENTS BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND OUR CONTROL. THEY ARE NOT GUARANTEES OF FUTURE PERFORMANCE. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF IMPORTANT FACTORS. FACTORS THAT COULD CAUSE OUR RESULTS TO DIFFER MATERIALLY FROM OUR EXPECTATIONS ARE DESCRIBED UNDER "ITEM 3. KEY INFORMATION -- RISK FACTORS" AND ELSEWHERE IN THIS REGISTRATION STATEMENT.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         The members of our Board of Directors are identified below. Except as noted, each director has a business address at our principal office. For more information about our directors, their compensation and ownership of our securities see "Item 6. Directors, Senior Management and Employees."

PETER M. BROOKS, Chairman (non-executive) and Chairman of the Nominations Committee.+*+

PENNY L. HUGHES, Non-executive Director and Chairman of the Remuneration Committee.+*

G. ERYL MORRIS, Non-executive and Senior Independent Director and Chairman of the Audit Committee.+*

WALDEMAR SCHMIDT, Non-executive Director.+

DAVID W. WILLIAMS, Chief Executive.+


ANDREW F. ROAKE, Chief Operating Officer. Mr. Roake's business address is at our office at 2227 Welbilt Boulevard, New Port Richey, Florida.


JONATHAN P. FINDLER, Finance Director.
----------------------------
+ Member of the Remuneration Committee
* Member of the Audit Committee
+ Member of the Nominations Committee

                OUR ADVISERS AND AUDITORS FOR THE LISTING OF ADRS

THE BANK OF NEW YORK (ADR depositary)
Corporate Trust Office 101 Barclay Street
New York, NY 10286, U.S.A.

SHACK & SIEGEL, P.C. (U.S. corporate and securities counsel)
530 Fifth Avenue, 16th Floor
New York, NY 10036, U.S.A.

CLIFFORD CHANCE (U.K. counsel)
200 Aldersgate Street
London EC1A 4JJ, U.K.

DELOITTE & TOUCHE
Chartered Accountants and Registered Auditors
Hill House, 1 Little New Street
London EC4A 3TR, U.K.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

         CURRENCY CONVENTIONS AND EXCHANGE RATE INFORMATION

         We publish our financial statements in pounds sterling. In this registration statement, where U.S. dollar amounts are presented, they have been translated from pounds at the rate of $1.5953 per pound, the noon buying rate of the U.S. Federal Reserve Bank on March 31, 2000. The translations have been made for your convenience. You should be aware that fluctuations in the exchange rate between the pound and the dollar will affect the actual values of amounts expressed in dollars in this registration statement. These fluctuations will also affect the dollar amounts, if any, received as a distribution by holders of any of our securities, such as the ADSs, that trade in dollars.

         The following table sets forth, for the periods and dates indicated, the buying rates for pounds expressed in dollars per pound.


         MONTHLY EXCHANGE RATES                        YEARLY EXCHANGE RATES*

       MONTH            HIGH        LOW                 FISCAL YEAR ENDED          Average

----------------     ---------   ---------         ----------------------------  -----------
December 1999           1.63       1.60            September 30, 1995               1.59
January 2000            1.65       1.62            September 28, 1996               1.54
February 2000           1.62       1.58            September 27, 1997               1.64
March 2000              1.59       1.57            September 26, 1998               1.66
April 2000              1.60       1.56            October 2, 1999                  1.63
May 2000                1.57       1.47            April 1, 2000 (six months)       1.60

---------------
* Based on the average of the exchange rates on the last day of each month during the year.

                             SELECTED FINANCIAL DATA

         The U.S. GAAP selected statement of income data set forth below for the 26 weeks ended April 1, 2000 and March 27, 1999, and the balance sheet data at April 1, 2000 are derived from the unaudited consolidated financial statements which are included elsewhere in this registration statement. The U.S. GAAP selected statement of income data set forth below for fiscal 1999, 1998 and 1997, and the balance sheet data at October 2, 1999 and September 26, 1998 are derived from the audited consolidated financial statements which are included elsewhere in this registration statement. The U.K. GAAP selected statement of income data for fiscal 1997, 1996 and 1995, and the balance sheet data at September 26, 1998, September 27, 1997, September 28, 1996 and September 30, 1995, are derived from the audited consolidated financial statements in our annual report and accounts for fiscal 1998, 1997, 1996 and 1995. This information should be read in conjunction with our consolidated financial statements, including the notes to them, included in this registration statement. See "Item 18. Financial Statements."



                                                                               U.S. GAAP
(IN MILLIONS, EXCEPT SHARE DATA)                   26 WEEKS ENDED                    FISCAL YEAR ENDED (1)
STATEMENT OF INCOME DATA                   APRIL 1,  APRIL 1,   MARCH 27,   OCT. 2,   OCT. 2,   SEPT. 26,    SEPT. 27,
                                             2000      2000       1999        1999     1999       1998         1997
                                           --------  --------   --------    -------   -------   ---------    ---------
                                               $        L          L           $         L          L            L
Net sales                                    906.1    568.0      321.5      1,206.5     756.3     586.4        533.8
Operating profit                              78.5     49.2       25.5        108.3      67.9      51.0         38.1
Income before extraordinary gain              24.1     15.1       11.1         43.6      27.3      16.3         12.6
Extraordinary gain                              --       --         --           --        --        --         24.9
                                           -------   ------     ------      -------   -------    ------       ------
Net income                                    24.1     15.1       11.1         43.6      27.3      16.3         37.5
Basic earnings per ordinary share
(pence):

    Income before extraordinary gain          0.11     6.9p       7.3p         0.28     17.4p     10.8p         8.3p
    Extraordinary gain                          --       --         --           --        --        --        16.4p
                                           -------   ------     ------      -------   -------    ------       ------
    Net income                                0.11     6.9p       7.3p         0.28     17.4p     10.8p        24.7p
Diluted earnings per ordinary share (pence):

    Income before extraordinary gain          0.10     6.1p       6.9p         0.23     14.3p     10.6p         8.2p
    Extraordinary gain                          --       --         --           --        --        --        16.2p
                                           -------   ------     ------      -------   -------    ------       ------
    Net income                                0.10     6.1p       6.9p         0.23     14.3p     10.6p        24.4p
Dividends per ordinary share (pence):         0.07     4.4p       4.0p         0.20     12.5p      9.5p         6.5p
------------------------




                                                         U.K. GAAP
                                                    FISCAL YEAR ENDED (1)
                                             SEPT. 27,    SEPT. 28,   SEPT. 30,
                                               1997         1996        1995
                                             ---------    ---------   ---------
                                                 L            L           L
Net sales                                       533.8       497.5       381.2
Operating profit                                 43.8        35.8        33.1
Income before extraordinary gain                 31.9        19.5        23.7
Extraordinary gain                               24.9          --          --
                                               ------     -------     -------
Net income                                       56.8        19.5        23.7
Basic earnings per ordinary share
(pence):

    Income before extraordinary gain             20.9p      12.8p       15.7p
    Extraordinary gain                           16.3p         --          --
                                               ------     -------     -------
    Net income                                   37.2p      12.8p       15.7p
Diluted earnings per ordinary share (pence):

    Income before extraordinary gain             17.4p      12.1p       14.0p
    Extraordinary gain                            9.9p         --          --
                                               ------     -------     -------
    Net income                                   27.3p      12.1p       14.0p
Dividends per ordinary share (pence):             6.5p       4.5p        3.0p
------------------------

(1) For a description of our fiscal year, see "Introduction" on page 1.



                                                     U.S. GAAP                                           U.K. GAAP
(IN MILLIONS)                          AS AT APRIL 1,      AS AT FISCAL YEAR END                    AS AT FISCAL YEAR END
                                      ----------------    -----------------------              ----------------------------------
BALANCE SHEET DATA                      2000     2000     1999     1999     1998               1998     1997     1996     1995
                                        ----     ----     ----     ----     ----               ----     ----     ----     ----
                                         $        L        $        L         L                 L        L        L        L
Total assets                          2,060.2  1,291.4  2,102.0  1,317.6     762.6             337.6    341.3    414.9    411.0
Net assets                              909.8    570.3    769.0    482.0     328.4             (88.8)   (66.1)   (97.9)  (110.1)
Capital stock                           199.1    124.8    168.8    105.8      76.6              76.6     76.3     76.3     75.8
Number of ordinary shares (1)           249.7    249.7    211.6    211.6     153.2             153.2    152.6    152.6    151.6
Long term debt                          576.4    361.3    711.2    445.8     238.9             238.9    245.0    346.6    347.6
-------------------------------

(1) In millions of shares

UNAUDITED PRO FORMA STATEMENT OF INCOME


         The following unaudited PRO FORMA consolidated statement of income for the 53 weeks ended October 2, 1999 is derived from the audited consolidated statement of income of Berisford plc (now known as Enodis plc) and subsidiaries for that period and the unaudited statement of income of Scotsman Industries, Inc. from September 27, 1998 to August 12, 1999, the date that we acquired Scotsman, after giving effect to the unaudited PRO FORMA adjustments described in the notes set forth below. These adjustments have been determined as if the acquisition of Scotsman and financing of the acquisition had taken place on September 27, 1998. The notes to the unaudited PRO FORMA consolidated statement of income are an integral part of the unaudited PRO FORMA statement.



                53 WEEKS ENDED                                                 PRO FORMA
               OCTOBER 2, 1999                   ENODIS    SCOTSMAN(1)        ADJUSTMENTS       TOTAL        TOTAL
                                                 ------    ----------         -----------       -----        -----
      (MILLIONS, EXCEPT PER SHARE DATA)            L            L                  L              L            $

Net sales                                              756.3        357.0          --         1,113.3      1,776.0
Cost of sales                                         (481.6)      (270.6)         --          (752.2)    (1,199.9)
                                                      -------      -------      -----        --------    ---------
Gross profit                                           274.7         86.4          --           361.1        576.1
Selling, general and administrative expenses          (171.1)       (48.8)         --          (219.9)      (350.8)
Goodwill amortization (2)                              (35.7)        (4.5)      (11.6)          (51.8)       (82.6)
                                                     --------    ---------      ------        ---------     --------
Income from operations                                  67.9         33.1       (11.6)           89.4        142.7
Other income                                             1.9         (2.5)         --            (0.6)        (1.0)
Interest expense, net (3)                              (13.3)       (14.3)      (22.3)          (49.9)       (79.6)
                                                     --------     --------      ------        ---------      -------
Income before income taxes                              56.5         16.3       (33.9)           38.9         62.1
Income taxes (4)                                       (29.2)        (7.7)        7.8           (29.1)       (46.4)
                                                     --------    ---------    -------         ---------      -------
Net income                                              27.3          8.6       (26.1)            9.8         15.7
                                                     ========    =========    =======         ==========     =======
Weighted average number of shares                                                               157.1        157.1
Net income per share (pence)                                                                      6.2p         0.10
---------------------------




(1) The exchange rate used to translate the results of Scotsman was 1.6327 dollars per pound. This rate represents the average exchange rate for the period September 27, 1998 to August 12, 1999.

(2)      Goodwill amortization:                 L (MILLIONS)
Incremental Enodis amortization                        (16.1)
Reversal of Scotsman amortization                        4.5
                                                      ------
                                                       (11.6)
                                                      ======

         Goodwill arising on the acquisition of Scotsman amounted to L368.5 million. The L16.1 million adjustment represents the amortization of this goodwill from September 27, 1998 to the date of acquisition, assuming a life of 20 years. The L4.5 million adjustment is in respect of the goodwill amortization recognized by Scotsman relating to preexisting goodwill and is therefore reversed.

(3)      Interest expense, net:                   L (MILLIONS)
Incremental Enodis interest expense                     (34.0)
Reversal of Scotsman interest expense                    11.7
                                                        -----
                                                        (22.3)
                                                      =======

         In August 1999, we entered into a term loan and revolving multicurrency loan facility to finance the Scotsman acquisition and repay most of the outstanding borrowings of Scotsman. Interest adjustments have been recorded to report a net interest adjustment as if these transactions had taken place on September 27, 1998.

(4) Income taxes. Tax adjustments represent the application of a tax rate of 35% to the net interest adjustment.

         CAPITALIZATION AND INDEBTEDNESS

         The following table sets forth our capitalization at the dates indicated:





                                                                                        OCT. 2, 1999      JUNE 3, 2000
                                                                                                 (IN MILLIONS)
Cash and cash equivalents                                                               L   26.7          L   35.4
                                                                                        ========          ========
Long-term debt
  Guaranteed debt                                                                       L  405.5         L   463.8
  Secured debt excluding guaranteed debt                                                    14.3              15.7
  Unsecured debt                                                                            98.6               2.2
                                                                                          -------           ------
                                                                                           518.4             481.7
                                                                                     ------------      ------------
Shareholders' equity:
  Ordinary shares (344,200,000 ordinary shares authorized;
  211,553,127 and 249,756,862 shares issued at 10/2/99 and 6/3/00)                         105.8             124.8
Additional paid-in capital                                                                 165.9             238.6
Retained earnings                                                                          224.6             225.6
Accumulated other comprehensive loss                                                       (14.3)            (12.3)
                                                                                     ------------      ------------
      Total shareholders' equity                                                            482.0             576.7
                                                                                     ------------      ------------
      Total capitalization                                                            L   1,000.4       L   1,058.4
                                                                                     ============      ============




         Guaranteed debt consists of the outstanding balance of our term loan and revolving multi- currency loan facility at these dates, all of which is secured debt. Secured debt excluding guaranteed debt, consists primarily of the outstanding balance of our industrial revenue bonds at these dates. Unsecured debt consisted primarily of the outstanding balance at October 2, 1999 of our CULS. On February 14, 2000, L93,348,044 of the CULS, representing 98.9% of the CULS then outstanding, were converted into 38,100,937 ordinary shares. The conversion resulted in an increase in shareholders' equity of L93,348,044. The L1,066,335 balance of the CULS were redeemed for cash at their nominal value on February 26, 2000.

         For more information about our indebtedness, see "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources," Note 8 to our audited consolidated financial statements and Note 3 to our unaudited consolidated financial statements.

         RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND THE OTHER INFORMATION IN THIS REGISTRATION STATEMENT BEFORE DECIDING TO INVEST IN OUR ADSS.

OUR LOAN DOCUMENTS CONTAIN RESTRICTIONS THAT LIMIT OUR ABILITY TO INCUR INDEBTEDNESS AND TO MAKE ACQUISITIONS AND OTHER INVESTMENTS

         Our Credit and Guaranty Agreement contains restrictive covenants, including covenants limiting our ability to:

         -        incur additional indebtedness;
         -        make guaranties;
         -        create liens on our properties;

         - make acquisitions in cash exceeding L31.3 million in any fiscal year and L87.6 million during the term of the agreement or in equity securities exceeding L87.6 million in any fiscal year and L188.1 million during the term;
         -        make other investments;
         -        make loans;
         -        reorganize, merge, sell or purchase assets or subsidiaries;
         -        enter into transactions with affiliates; and
         -        conduct new lines of business.

         These covenants limit our ability to finance future operations, capital needs and acquisitions and to engage in other business activities that may be in our interest. In addition, our Credit and Guaranty Agreement requires the maintenance of specified financial ratios and net worth. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources--Material financial requirements." A breach of any of these covenants or our failure to maintain the financial ratios and net worth required by this agreement would entitle the lenders to accelerate the maturity of the loans.

WE MAY NOT BE ABLE TO CONTINUE TO MAKE ADVANTAGEOUS ACQUISITIONS AND SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES

         Our business strategy includes making acquisitions that will expand our international presence and our range of products and services in our food equipment business. See "Item 4. Information on the Company--Food Equipment." As noted above, however, our Credit and Guaranty Agreement limits the amount that we can invest in acquisitions. In making acquisitions, further, we may not be able to:

         -        identify suitable acquisition candidates;
         -        obtain financing for acquisitions on satisfactory terms;
         - advance our strategic objectives as a result of any such acquisition; or
         -        integrate successfully any business or assets that we acquire.

         We have experienced rapid growth in recent years, primarily as a result of acquisitions. Continued rapid growth could place a significant strain on our management, operations, employees and other resources.

SALES AND PROFITS OF OUR BUILDING AND CONSUMER PRODUCTS BUSINESS MAY BE AFFECTED BY DOWNTURNS IN THE U.K. HOUSING MARKET

         Our performance in the building and consumer products market is subject to fluctuations in economic conditions of the U.K. housing market. The strength or weakness of this market, both for new home sales and sales of existing homes, affects the demand for our products within the home construction and renovation sectors. In the event of an economic downturn in either of these sectors, home sales may slow, and our sales and profits could be adversely affected.

OUR FOOD EQUIPMENT CUSTOMERS MAY BE RESPONSIBLE FOR SIGNIFICANT FLUCTUATIONS IN OUR REVENUES

         Large scale purchasers of food equipment with multiple locations, such as international fast food and quick serve restaurant chains, seek continued improvement in and enhancement of food processing techniques. Changes and upgrades in their menu items and in automated or energy efficient food equipment often require the addition or replacement of food equipment in a large number of outlets over a short period of time. This could result in a significant increase in our revenues over that initial period.

Thereafter, the demand for the equipment will be only for new installations or replacements. In addition, we may devote substantial resources to developing new equipment in conjunction with a major customer in anticipation of that customer's use of our product in multiple outlets. Our ability to realize upon our investment of those resources will be affected by any decision of the customer to modify, delay or terminate the project. These purchasing patterns are beyond our control and could result in substantial fluctuations in our operating results.

COMPETITION IN THE FOOD EQUIPMENT BUSINESS FROM GLOBAL AND LOCAL MANUFACTURERS COULD PREVENT US FROM SUCCESSFULLY MARKETING A FULL LINE OF PRODUCTS ON A GLOBAL BASIS


         In the food equipment industry, competition is primarily based on product features, reliability, durability, technology, energy efficiency and price. We have a number of competitors in each product line that we offer. Our largest competitors in this industry include Illinois Tool Works Inc.'s Premark subsidiary, Ingersoll-Rand Company's subsidiary, Hussmann International, IMI Cornelius, Electrolux, Dover Industries, Hoshizaki, Manitowoc, Speciality Equipment and Carrier Corporation. See "Item 4. Information on the Company--Food Equipment--Competition." Some of our competitors have greater financial and marketing resources than we possess. In addition, some competitors can focus on particular product lines or geographical regions to prevent our entry locally or in a particular product category. These competitors could disrupt our marketing strategy to offer a full line of food equipment on a global basis. Furthermore, we believe that competition among the larger companies in the industry is intensifying as growing foodservice and supermarket chains consolidate their supplier base and increase their purchasing power. This may result in increased pressure on pricing and decrease the number of potential customers.



OUR COMPETITORS IN THE SALE OF JOINERY PRODUCTS IN THE U.K. MAY ERODE OUR MARKET SHARE

         In the U.K. joinery and related building products sector, we compete in price-sensitive product lines. See "Item 4. Information on the Company--Building and Consumer Products--Competition." Our competitors have been able to sell some products in competition with ours at lower prices. As a result, we have recently lost some market share in the joinery sector. We may lose further market share if we are perceived to be overpriced.

PRICE INCREASES IN SOME MATERIALS AND SOURCES OF SUPPLY COULD AFFECT OUR SALES AND PROFITABILITY

         We use large amounts of stainless steel, aluminum, timber and electronic controls in the manufacture of our products. Recently, the prices of some of these materials have increased significantly. For example, the base price of stainless steel has increased on three occasions since July 1999. There have also been several changes in the surcharge base levels of nickel and chrome. These changes have the effect of increasing our overall price for stainless steel. See "Item 4. Information on the Company--Food Equipment--Sources and Availability of Raw Materials." If we are not able to absorb future price increases or to pass them on to our customers, our margins could be adversely affected.

OUR TECHNOLOGICAL INNOVATIONS AND PROPRIETARY RIGHTS MAY NOT PROTECT US EFFECTIVELY FROM INNOVATIONS BY COMPETITORS

         Our ability to respond to our large customers' needs in the food equipment industry depends in part on our ability to provide product features and technological innovations superior to those offered by our competitors. It also depends on our ability to be the first among our competitors to offer those features and innovations. Some of our success in the past has been due to our ability to license technology and to obtain and maintain patent protection of our proprietary technology, designs and other innovations. See "Item 4. Information on the Company--Proprietary Rights." We may not be able to develop new features or technological innovations sufficient to effectively compete. Also, it is possible that our patented technology could be successfully challenged or circumvented by competitors. We could be at a competitive disadvantage if another company develops a significant technological improvement to an important line of products.

         We also have trade secrets and proprietary know-how. We generally enter into confidentiality agreements with our employees regarding our trade secrets and proprietary information, but these employees could breach their obligation to maintain the confidentiality of our trade secrets or proprietary information. Our trade secrets and proprietary know-how could become known to, or independently developed by, competitors.

CURRENCY FLUCTUATIONS, REPATRIATION RISK AND OTHER RISKS WITH RESPECT TO OUR FOREIGN OPERATIONS COULD AFFECT OUR PROFITABILITY AND GROWTH

         We sell products in over 65 countries and have manufacturing operations in ten countries. Therefore, we face transactional currency exposure when our operating subsidiaries enter into transactions denominated in currencies other than their local currency. We also face currency translation exposure arising from translating the results of our global operations to pounds. See "Item 11. Quantitative Disclosures About Market Risk." We anticipate that international sales and operations will continue to grow, increasing this exposure.

         Some international jurisdictions may restrict repatriation of our non-U.K. earnings. Various foreign jurisdictions also have laws limiting the right and ability of entities to pay dividends and remit earnings to affiliated companies unless specified conditions are met. International operations generally are subject to various political risks that are not present in U.S. operations, including the risk of war or civil unrest, expropriation and nationalization. In addition, unfavorable changes in international monetary and tax policies and other changes in the international regulatory climate could affect our profitability or growth plans.

THE ADOPTION OF THE EURO MAY RESULT IN LOWER PROFITS

         On January 1, 1999, 11 member countries of the European Union adopted the euro, fixing translation rates between those countries' existing national currencies and the euro. Until January 1, 2002, either the euro or a participating country's national currency will be accepted as legal currency. Beginning on January 1, 2002, only euro-denominated bills and coins will be issued, and national currencies will be withdrawn from circulation. The use of a common currency throughout Europe might permit the prices of our products to be more readily compared. This may lead to uniform pricing of our products in countries in the European Union. Uniform pricing may adversely affect our profits. To date, the adoption of the euro has not been a factor in any of our pricing practices and has not adversely affected our profits.

ITEM 4.  INFORMATION ON THE COMPANY

         OUR HISTORY AND DEVELOPMENT


         Our origins date back to the mid-nineteenth century, when our business was founded as a small food merchant based in the north of England. We incorporated in 1910 under the name S. & W. Berisford (1910) Limited and re-registered in 1982 as a public limited company. In 1995, we changed our name to Berisford plc., and with effect from June 26, 2000, we changed our name to Enodis plc. We are subject to the Companies Act of 1985 and are registered with The Registrar of Companies for England and Wales.


RECENT ACQUISITIONS

         In 1995, we entered the commercial food equipment business by acquiring Welbilt Corporation, a publicly-traded U.S. company, and its subsidiaries. Welbilt was a leading U.S.-based manufacturer of commercial cooking and warming equipment sold primarily for use in restaurants, fast food chains, hospitals and other institutions. After that acquisition, our business primarily consisted of Welbilt and Magnet Limited. Magnet was a U.K. manufacturer and retailer of kitchen furniture and joinery and building products that we acquired in 1994.

         From fiscal 1996 through fiscal 1998, we completed several additional acquisitions, extending our product range and geographical reach, principally in the food equipment business. Fiscal 1997 acquisitions included Guyon Productions in France, Vent Master in the U.K. and Sammic SA, in Spain. The total cost of fiscal 1997 acquisitions was L23.3 million. Fiscal 1998 acquisitions included the U.S.- based Aladdin Temp-Rite group, Viscount Catering Limited in the U.K., C.P. Hart & Sons Limited in the U.K. and our investment in New Ton in Thailand. The total cost of fiscal 1998 acquisitions was L69.5 million. We received L9.6 million in fiscal 1997 and L4.2 million in fiscal 1998 from the sale of non-core businesses.

         In August 1999, we acquired Scotsman Industries, Inc., a publicly-traded U.S. company, at a cost, including assumed debt, of L478.1 million, which we believe established us as the leading manufacturer of commercial food equipment in the world. This acquisition included the 47% of Austral Refrigeration Pty. Ltd. in Australia that was not then owned by Scotsman. In fiscal 1999, we also acquired a majority interest in Convotherm Elektrogerate GmbH, a German company. We also invested in our joint venture, Welbilt Manufacturing (Thailand) Limited. The cost of the Convotherm acquisition and the investment were L13.3 million and L2.3 million, respectively.


         We have continued our acquisition strategy in fiscal 2000 with the acquisition of Merrychef Holdings Ltd in the U.K., a portion of the business of Seco-Registered Trademark- Products in the U.S. and our purchase of the balance of the shares of Total Cellar Systems in the U.K. that we did not previously own. The total cost for these acquisitions was L19.0 million, of which L16.7 million was attributable to the acquisition of Merrychef.


CAPITAL EXPENDITURES

         During the past three fiscal years we have also made capital expenditures for equipment and construction of new facilities in the aggregate amount of L32.5 million, L14.4 million and L14.2 million in fiscal 1999, 1998 and 1997, respectively. These included the construction of a new 135,000 square foot manufacturing facility in Shreveport, Louisiana for our Frymaster subsidiary and a 25,000 square foot facility in New Port Richey, Florida to house our Welbilt Technology Center. The Frymaster facility was completed in November 1999, and the Technology Center was completed in March 1999. In June 2000, we completed a 17,000 square foot addition to the Technology Center which, among other things, is our new principal office in the U.S.

         The total cost of acquiring, building and equipping the Frymaster facility was L9.7 million, of which L4.8 million, L0.9 million and L1.8 million were incurred in fiscal 1999, 1998 and 1997, respectively, and L2.2 million is attributed to fiscal 2000. The cost of the initial acquisition, building and equipping of the Technology Center was L2.2 million, of which L0.8 million was incurred in fiscal 1998, and L1.4 million was incurred in fiscal 1999. The cost of the addition to the Technology Center was L0.9 million, substantially all of which was incurred in fiscal 2000. In addition, our board has approved the construction of a new factory for our Convotherm subsidiary in Germany, which we expect will cost about L3.0 million, and a new factory for our Viscount Catering subsidiary in the U.K. See "Property, Plant and Equipment."

PRINCIPAL OFFICES

         Our principal office is located at Washington House, 40-41 Conduit Street, London W1R 9FB, U.K., telephone number: 020 7312 2500. Our principal U.S. office is located at 2227 Welbilt Boulevard, New Port Richey, Florida 33655, telephone number: (727) 376-8600. We maintain an Internet web site at www.enodis.com.


         BUSINESS OVERVIEW

         Our business is focused on two segments, an international commercial food equipment business, and a U.K. building and consumer products business. Our net sales were L756.3 million in fiscal 1999, or L1,113.3 million on an unaudited PRO FORMA basis, adjusted as if the acquisition of Scotsman had occurred on September 27, 1998. For a summary of net sales by segment and geographic market for each of the last three fiscal years, see Note 14 to our audited consolidated financial statements. See also Note 5 to our unaudited consolidated financial statements.

         Our principal operating units include:

         - Welbilt Group, which manufactures commercial cooking and warming products, such as fryers and frying systems, steamers, kettles, skillets, ovens, griddles, ranges, combi- ovens, conveyor ovens, cook-chill equipment, broilers, grills, donut making equipment and kitchenware. We manufacture these products primarily in the U.S., Canada, France, Spain, Germany and the U.K.

         - Scotsman Ice Group, which manufactures ice machines and refrigerated storage equipment for restaurants, bars, hotels, supermarkets and institutions. We manufacture these products primarily in the U.S., Italy and China.

         - Kysor Panel Systems and Kysor/Warren, which manufacture walk-in refrigerated enclosures, refrigerated display cases and frozen food display cases. We manufacture these products primarily in the U.S. and Australia.

         - Scotsman Beverage Systems, which manufactures beverage dispensing systems for bars, restaurants, hotels, institutions, soft-drink companies and brewers. We manufacture these products in the U.S., U.K. and Germany.

         - Magnet, which sells, through our 225 U.K. stores, residential kitchen and bedroom furniture and bathroom furniture and fixtures, as well as joinery and building products. Magnet also manufactures kitchen and bedroom furniture, joinery and related building products in the U.K.

FOOD EQUIPMENT

         Three years ago we operated, through our Welbilt group of companies, a North American food equipment business with a small number of distribution businesses in Europe. Over the last three years, we have expanded our manufacturing and service capacity and product lines to increase our share of the $24 billion global food equipment market. Through our dual strategy of internal development and acquisitions, we believe that our food equipment business now offers the following:

         -        the broadest product line available from a single supplier;
         -        technological flexibility;
         - manufacturing capabilities in ten countries located on four continents; and
         - an extensive distribution and service network covering over 65 countries throughout the world.


         Our August 1999 acquisition of Scotsman doubled our size in the segment. According to a report to us by our consultant OC&C Strategy Consultants, dated September 22, 1999 (the "OC&C Report"), and an analyst's report issued by Dresdner Kleinwort Benson, this acquisition also added to our business the world's leading manufacturer of ice making machines and, according to the OC&C Report, analysts' reports and publicly-available information, one of the world's five leading manufacturers of commercial refrigeration products. Scotsman's range of "cold side" products combines with Welbilt's "warm side" products to create the broadest product line of food equipment in the world. Our combined unaudited PRO FORMA 1999 fiscal year net sales of food equipment, determined as if the acquisition had occurred on September 27, 1998, were approximately L875 million ($1.4 billion). Warm and cold side products together can represent up to 75% of the total investment in a commercial kitchen, moving us closer to the goal of becoming a "one stop" provider. In addition, Scotsman and our other recent acquisitions in France, Germany, Spain, Thailand and the U.K. have broadened our product line, expanded geographically our manufacturing capabilities and increased our service, distribution and sales networks.


         We believe that we are the leading manufacturer of food equipment in the world. We sell our food equipment products to customers in the restaurant, supermarket, home meal replacement and institutional catering markets. According to the OC&C Report, we are now the most comprehensive provider of food equipment, with recognized brands and the ability to serve customers who operate multiple locations internationally. Our varied product lines increasingly present opportunities to bundle product groups to meet specialized needs of large purchasers. The fragmented food equipment industry is consolidating, and we continue to seek advantageous acquisitions in order to maintain and extend our leading position in the industry. See "Item 3. Key Information--Risk Factors--Our loan documents contain restrictions that limit our ability to incur indebtedness and to make acquisitions and other investments." We also intend to continue to grow through the design of innovative, customized products and solutions for our customers' food and beverage equipment requirements, by providing superior product service and support and by establishing close working relationships with our customers. We do not have long-term contracts with our customers. Therefore, it is important that we maintain good relations with our customers.

         Our objective is to become the preferred provider of food equipment to large scale foodservice, food retail and beverage dispensing equipment purchasers throughout the world. More and more often, these purchasers are operating their businesses internationally and sourcing globally. Therefore, they seek to achieve efficiencies by aligning themselves with vendors that can provide complete solutions for their needs and offer:

         -        broad, high-quality product lines;
         -        customization capabilities;
         - a strong aftermarket service organization to support multiple international locations; and
         - a scale of activities large enough to support their purchasing needs.

We intend to position our business by progressing from leading manufacturer to become the provider of complete solutions which meet these needs of large-scale purchasers.

         Additionally, the business of local and regional purchasers remains important to us, and our objective is also to continue to satisfy their particular requirements.

COOKING AND WARMING PRODUCTS


         We design, manufacture and sell commercial fryers and frying systems, steamers, kettles, skillets, ovens, griddles, ranges, combi-ovens, conveyor ovens, cook-chill, broilers, grills, donut making equipment and cookware. These products are sold for use in restaurants, including quick serve restaurant chains, hotels, institutions, supermarkets and other home food replacement outlets worldwide. According to the OC&C Report, we are the market leader in the cooking and warming products segment in North America, with a wide range of products and brands, and extensive service coverage. We sell cooking and warming products in several geographic markets under a variety of brand names including Frymaster-Registered Trademark-, Garland-Registered Trademark-, Cleveland-TM-, Convotherm-Registered Trademark-, Lincoln-Registered Trademark-, Belshaw-Registered Trademark-, Moorwood Vulcan-Registered Trademark-, Electroway-Registered Trademark-, Nuttall-Registered Trademark-, Technyform-Registered Trademark-, Dean-Registered Trademark-, US Range-TM-, Merco-Registered Trademark-, Savory-Registered Trademark-, Merrychef-Registered Trademark- and Wear-Ever-Registered Trademark-.


ICE MACHINES

         We design, manufacture and sell ice making and ice dispensing equipment for use by restaurants, hotels, supermarkets and institutional food preparation customers. Our range of products produce ice cubes, flakes and nuggets. According to the OC&C Report, we are now an international leader in this product line. We sell ice machines under a variety of brand names including Scotsman-Registered Trademark-, Ice-O-Matic-Registered Trademark-, Icematic-Registered Trademark-, Bar-Line-Registered Trademark-, SIMAG-Registered Trademark- and New Ton.

REFRIGERATED DISPLAY CASES AND SYSTEMS


         We design, manufacture and sell refrigerated self-serve cases, service deli cases and refrigeration systems. Our customers for these products include supermarkets and convenience stores. We are among the top three U.S. manufacturers with national sales and technical support capabilities, according to the OC&C Report. We are also the market leader in Australia, according to a report commissioned by us and issued by The Kalchas Group in June 1999. We believe that consolidation in the global supermarket industry, coupled with increasing hygiene standards for food storage, will fuel increasing worldwide demand in this category for both standard and customized products. We sell these products under the brand names Kysor//Warren-Registered Trademark- and Austral.

FOOD STORAGE AND PREPARATION PRODUCTS

         We make walk-in refrigerated enclosures, environmental rooms and freezers and modular insulated panels and doors used in the construction of these products. We also make commercial refrigerators and freezers, dough retarders and blast chillers. We manufacture a wide range of food preparation equipment such as mixers, peelers, dicers, slicers, preparation tables and integrated workstations. We believe that we have significant sales growth opportunities in this sector due to our relationships with major quick serve and full-dine restaurants. We sell these products under the brand names Kysor-Registered Trademark- Panel Systems, Delfield-Registered Trademark-, Sammic-Registered Trademark-, Tecnomac-Registered Trademark-, Varimixer-Registered Trademark- and Redco-Registered Trademark-.

BEVERAGE SYSTEMS

         We design, manufacture and sell a full range of soft-drink and beverage dispensing equipment, for pre-mix and post-mix, undercounter and remote applications, combination ice and soft-drink dispensing units, custom beer cooling and related accessories to global and national soft-drink companies and brewers. Additionally, our ice manufacturing products provide us with an opportunity to capitalize on ice/drink product developments. We sell beverage systems under the brand names Scotsman-Registered Trademark- Beverage Systems, Whitlenge-Registered Trademark-, Hartek-Registered Trademark-, Booth-Registered Trademark- and Homark-Registered Trademark-.

SERVING PRODUCTS

         Our food delivery systems and serving products, include insulated trays, trolleys, carts, cook-chill systems and disposables, which enable hospitals and institutions to provide meals in quantity, at the required temperature, hygienically and efficiently. We have a strong presence in the serving products business in both the U.S. and Germany. We sell serving products under the brand names Aladdin Temp- Rite-Registered Trademark-, Seco-Registered Trademark-, Guyon-Registered Trademark-, Shelleyglas-Registered Trademark- and Delfield-Registered Trademark-.

VENTILATION AND SANITATION EQUIPMENT

         We manufacture air purification systems, ventilation hoods, dishwashers and vacuum-packing equipment. The growth of ventilation products is being driven by increasingly stringent requirements for odor control, tightening environmental regulations and the need to retrofit existing buildings with ventilation systems. Our brands for these products include Vent Master-Registered Trademark-, Airtech-Registered Trademark-, Ecoloair-Registered Trademark- and Sammic-Registered Trademark-.

PRODUCT DEVELOPMENT AND CUSTOMIZED SOLUTIONS


         Our Welbilt Technology Center in Florida designs and develops customized solutions for customers in conjunction with the assistance of our on-site marketing and customer service teams. The engineering and marketing teams at the Technology Center work directly with customers to provide innovative design and technology solutions for their requirements, together with a high level of service, particularly for large-scale customers with complex needs. The Technology Center works together with our operating subsidiaries so that our products can incorporate technology that provides enhanced reliability, labor savings, energy efficiencies and the menu flexibility to meet our customers' needs. We believe that our design capabilities position us to be able to keep pace with technological innovations, such as the recent development of products that cook, chill and re-thermalize food. The Technology Center helps us to build partnerships between our operating groups and our customers to exploit these opportunities.

SALES AND MARKETING

         Our products are marketed largely through an extensive network of our own sales personnel, independent sales representative organizations, distributors and dealers to a broad and diversified range of customers. Our sales representatives draw on the expertise of our marketing and engineering staff around the world to offer as complete a line of food equipment to each customer as it needs.

         In fiscal 1999, 68.1% of our sales in the food equipment segment were in North America, 21.9% in Europe and 10.0% in the rest of the world.

         We participate in a variety of trade shows and exhibitions throughout the year, including the annual National Restaurant Association show in the United States, the biennial National Association of Food Equipment Manufacturers' show in the United States, the biennial Hotelympia show in London and the biennial Expo Tour show in Milan, where we present extensive displays of our product lines.


         We also maintain an Internet web site at www.enodis.com. This site provides information about our food equipment products and service and links to the websites of many of our subsidiaries.


CUSTOMER SERVICE AND MANUFACTURING

         Our products are generally serviced by authorized dealers and service providers. We also have and continue to develop teams of service support engineers and customer service teams based on four continents to provide access to product service and customer support for particular customer groups and geographic regions. Different customer groups have different food equipment needs, and the teams are trained to serve these specific needs.


         Enodis now has over 30 manufacturing facilities located in ten countries on four continents, and we can provide service in over 65 countries. See "Property, Plant and Equipment."


SEASONALITY

         Generally, our sales of food equipment are strongest in the second half of our fiscal year. This is because new construction and installations by customers upgrading or replacing food equipment occur mostly in the warm weather months. In addition, schools usually renovate and replace food equipment during the summer, when classes are not in session.

SOURCES AND AVAILABILITY OF RAW MATERIALS

         The principal materials used in the manufacture of our products are stainless steel and aluminum, as well as electronic components such as computer controls, compressors and motors. These materials are generally available from several sources. The price of stainless steel that we use to manufacture our products has increased by an aggregate of more than 15% over the past year. With the acquisition of Scotsman and our internal growth, we believe that we are in a position to reduce the impact of price increases through more efficient group purchasing. If we are unable to achieve these savings or to pass on cost increases to our customers, our margins may be adversely affected.

COMPETITION


         The global food equipment market is still highly fragmented, although it has begun to experience consolidation. According to an analyst's report issued by Deutsche Bank, dated May 19, 2000, and the OC&C Report, the leading sellers in this market are currently Enodis and Premark, each with about 6% of sales in the segment, Hussmann International, with about 5%, United Technology Corp.'s Carrier division and Linde, each with between 3% and 4%, IMI Cornelius, with over 2%, Dover Industries and Electrolux, each with about 2%, and Maytag, the Manitowoc Company and a few others, each with between 1% and 2%. The top ten competitors in the industry comprise about one-third of all industry sales, and hundreds of smaller companies compete regionally or locally in some product segments for the remaining two thirds. Premark is an international competitor in most of our markets. IMI competes in the beverage systems sector. Hussmann, Carrier, Linde and Hill-Phoenix (a subsidiary of Dover Industries) manufacture refrigerated display cases and other cooling equipment. Manitowoc competes with us in the manufacture of walk-in coolers, freezers, ice machines and beverage dispensing equipment. Hoshizaki competes with us in the manufacture of ice machines. Specialty Equipment competes with us in several cooking and warming equipment product lines. Maytag competes in ovens, fryers and ranges, while Groen (another subsidiary of Dover Industries) competes in steam and cook-chill products. Outside of North America, Electrolux and the Ali Group compete with us in most sectors of the food service equipment industry.

BUILDING AND CONSUMER PRODUCTS

         Through Magnet, we manufacture and sell a broad range of kitchen and bedroom furniture and a range of timber and related joinery products to both retail and trade customers principally in the U.K. Magnet also sells bathroom furniture and fixtures and kitchen furniture through its subsidiary, C.P. Hart. We have increased average order sizes and margins on kitchen products over the past three years primarily through the introduction of new products that add value to our product lines through improved design and enhanced service. We believe that there is a growing demand in the U.K. by affluent customers for high-quality products and that customers are willing to pay for high-quality products in this segment. One article describing this trend was seen in the January 28, 2000 issue of RETAIL WEEK, at page 16. New products successfully launched last year included the Ferndown, Mackintosh, Carrington, New England and Studio kitchens, all of which continue our move towards the higher price sector.


KITCHEN AND BEDROOM PRODUCTS

         We manufacture, sell and install kitchen furniture and worktops and bedroom furniture. We also sell and install sinks, faucets and appliances through our 225 retail outlets. We have upgraded our showrooms and offer an increasingly broad and high-quality line of products to appeal to the affluent homeowner. We believe that these upgrades and our products have provided us with a high level of brand awareness within our target market sector.

JOINERY PRODUCTS


         We are a vertically integrated manufacturer and retailer of interior and exterior doors, windows, stairs and various wood and PVCu building products mainly to trade customers.

BATHROOM PRODUCTS


         Since 1998, we have designed and sold a wide range of showers, bathtubs, faucets, toilets, bathroom furniture and tiles for retail customers through our three C.P. Hart outlets. These products are manufactured for us by third party manufacturers. We are expanding this comparatively small sector of our business by offering new bathroom product lines in many of our Magnet outlets.


SALES AND MARKETING

         We currently maintain 225 retail and trade outlets and showrooms in the building and consumer products segment. During fiscal 2000 to date, we have opened eight new stores, including a new location in Dublin, and we are negotiating to open four more stores. We intend to open additional locations in the U.K. These openings are financed through working capital. At our stores, in addition to knowledgeable sales staff, we also generally have an on-site designer who advises customers with respect to custom design ideas for kitchens, bathrooms and bedrooms.

         We market directly to consumers using newspaper, magazine and television advertising, and we advertise to the building trade in specialist trade journals.


         We maintain an Internet web site at www.magnet.co.uk. containing information about Magnet, including descriptions of our products and a store locator.


SEASONALITY

         Sales of our building and consumer products have historically been strongest in our second and third fiscal quarters, following the Christmas holiday, when we typically increase advertising and because customers make home improvements with the return of warm weather. Sales have historically been slowest in our first fiscal quarter.

CUSTOMER SERVICE AND MANUFACTURING

         Our customer service is handled by our Customer Care Center based in Keighley, U.K. Customer service issues are normally related to our installed products, and we respond to these using subcontracted installation teams. Kitchen appliances are serviced by the product supplier.

         We manufacture kitchen, bedroom, joinery and building products at our four manufacturing plants in the U.K. See "Property, Plant and Equipment."

SOURCES AND AVAILABILITY OF RAW MATERIALS

         In the building and consumer products segment, we manufacture approximately 56% of our products in our four factories, and we purchase approximately 44% of our products from others. We purchase timber and particle board from among several suppliers. We currently purchase approximately 70% of the appliances that we resell from two suppliers, but we believe that other vendors would be able to supply us with comparable appliances, if necessary, without any material interruption to our business.

COMPETITION


         We face competition from market leaders in each of our product lines. The leading sellers in this market are currently MFI and B&Q in bathroom and kitchen products and JELD-WEN UK Ltd., in the joinery sector. Most companies in our industry compete in price-sensitive product lines, which is a highly competitive market. We are attempting to focus our business on mature, affluent customers, particularly in our kitchen and bathroom product lines. In the joinery sector, we target jobbers and small house builders and attempt to offer a full range of wood and PVCu joinery products, as well as delivery to the site and factory finishing, which saves the customer time. We also seek to cross-sell our different product lines to builders and customers remodeling their homes.


         PROPRIETARY RIGHTS

         In both segments of our business, we use a combination of trade secret, copyright and trademark laws and other contractual and technical measures to protect our proprietary rights. Our food equipment business also has filed and been granted patents in the U.S. and in other countries. A few of our products, such as the Lincoln-Registered Trademark- air impingement conveyor ovens, use patents, know-how and other intellectual properties licensed from third parties. Our patents in the food equipment business generally relate to operating features of our products that may be functionally duplicated by competitors. Although we believe that our patents have a cumulative advantage, no material portion of our business depends on any one patent. Consequently, we do not believe that our food equipment business would be adversely affected by the expiration or invalidity of any one of our patents.

         We have registered trademarks to protect our brand names in the U.S., U.K. and many other countries where the branded products are sold. We list many of the brand names associated with our products above under "Business Overview." While we regard our brand names, in the aggregate, as important, we do not consider any of these names, individually, to be material to our business as a whole. We believe that our trademarks adequately protect these brand names.

         SUBSIDIARIES

         We currently have over 140 subsidiaries, all but a few of which are wholly-owned, directly or indirectly. Our largest subsidiaries are Magnet Limited and Welbilt Corporation.

         Scotsman is a subsidiary of Welbilt. Scotsman owns The Delfield Company, Kysor Industrial Corp. and Garland Commercial Ranges, Ltd., among others. Welbilt also owns Aladdin Temp-Rite LLC, Lincoln Foodservice Products, Inc., Cleveland Range, Inc., Frymaster L.L.C., Garland Commercial Industries, Inc., Mile High Equipment Co. and Belshaw Bros., Inc., among others. C.P. Hart is a subsidiary of Magnet.

         All of our significant subsidiaries are listed in Exhibit 8.1 to this registration statement, which shows their jurisdiction of formation and our ownership interest in them.

         PROPERTY, PLANT AND EQUIPMENT

         Our principal office is located at Washington House, 40-41 Conduit Street, London, U.K. The following table contains information describing the general character of our principal real properties.



---------------------------   --------------------------------   -----------      -----------------------------       ------------
                                                                 APPROXIMATE
      LOCATION                PRINCIPAL USE                      SQUARE FEET                 PRODUCTS PRODUCED        OWNED/LEASED
---------------------------   --------------------------------   -----------      -----------------------------       ------------
Washington House,             Executive office                         4,750      N/A                                   Leased
40-41 Conduit Street
London, U.K.
---------------------------   --------------------------------   -----------      -----------------------------       -----------
2227 Welbilt Boulevard        Technology Center and office            42,000      N/A                                    Owned
New Port Richey, FL, U.S    .
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Goodyear, AZ, U.S.            Manufacturing plant and office          50,000      Walk-in coolers and freezers          Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Keighley, U.K.                Manufacturing plant and office         944,400      Doors, windows (PVCu and               Owned
                                                                                  wood) and staircases
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Darlington, U.K.              Manufacturing plant and office         770,000      Kitchen cabinets                       Owned
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Penrith, U.K.                 Manufacturing plant and office         124,000      Doors                                  Owned
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Flint, U.K.                   Manufacturing plant and office          68,000      Doors and windows (PVCu)               Owned
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Gardena, CA, U.S.             Manufacturing plant and office         100,000      Fryers                                Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Denver, CO, U.S.              Manufacturing plant, engineering       160,000      Ice machines                        Owned(1)
                              facilities and office
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Columbus, GA, U.S.            Warehouse                               23,000      Refrigerated display cases            Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Columbus, GA, U.S.            Manufacturing plant and office         297,000      Refrigerated display cases             Owned
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Columbus, GA, U.S.            Manufacturing plant and office         154,000      Refrigeration systems                  Owned
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Conyers, GA, U.S.             Manufacturing plant and office         411,000      Refrigerated display cases             Owned
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Conyers, GA, U.S.             Warehouse                               81,000      Refrigerated display cases            Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Fort Wayne, IN, U.S.          Manufacturing plant and office         358,000      Conveyer ovens, rotisseries           Leased
                                                                                  and kitchenware
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Shreveport, LA, U.S.          Manufacturing plant, engineering       249,000      Fryers                              Owned(2)
                              facilities and office                   91,000      Mixers                                 Owned
                                                                     135,054      Non-fryer products                     Owned
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Mt. Pleasant, MI, U.S.        Manufacturing plant and office         312,000      Food preparation and                Owned(3)
                                                                                  storage equipment
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Cleveland, OH, U.S.           Manufacturing plant and office          97,600      Steam cooking equipment             Owned(4)
                                                                                  and cookchill
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Freeland, PA, U.S.            Manufacturing plant and office         225,000      Ovens and ranges                       Owned
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Fairfax, SC, U.S.             Manufacturing plant and warehouse      327,000      Ice machines                           Owned
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Johnson City, TN, U.S.        Manufacturing plant and office         110,000      Walk-in coolers and freezers          Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Covington, TN, U.S.           Manufacturing plant and office         188,000      Food preparation and               Leased(5)
                                                                                  storage equipment
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Nashville, TN, U.S.           Manufacturing plant and office          90,000      Meal delivery systems                 Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Fort Worth, TX, U.S.          Manufacturing plant and office         118,000      Walk-in coolers and freezers           Owned
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Dallas, TX, U.S.              Manufacturing plant and office         170,000      Beverage systems                      Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Seattle, WA, U.S.             Manufacturing plant and office          90,000      Donut making equipment                 Owned
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Glendenning N.S.W.,           Manufacturing plant and office         154,000      Refrigerated display cases          Owned(6)
Australia
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Concord, Ontario, Canada      Manufacturing plant and office         116,000      Steam cookers and cookchill           Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Mississauga and Vaughan,      Manufacturing plant and office         155,000      Ovens, ranges and                     Leased
                                                                                  ventilation equipment
Ontario, Canada               Manufacturing plant and office          35,000                                            Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Moneteau, France              Manufacturing plant and office         100,000      Tables, sinks and counters            Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Bremen, Germany               Office and warehouse                    34,000      Meal delivery systems                 Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Eglfing, Germany              Office, warehouse and plant            130,000      Combi-ovens                           Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Radevormwald, Germany         Manufacturing plant and office          35,000      Beverage systems                      Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Castelfranco, Italy           Manufacturing plant and office         242,000      Ice machines                           Owned
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Milan, Italy                  Manufacturing plant and office         152,000      Ice machines                          Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------




---------------------------   --------------------------------   -----------      -----------------------------      ------------
                                                                 APPROXIMATE
      LOCATION                PRINCIPAL USE                      SQUARE FEET                 PRODUCTS PRODUCED       OWNED/LEASED
---------------------------   --------------------------------   -----------      -----------------------------      ------------
Azpeitia, Spain               Manufacturing plant and office          77,000      Sanitation products                      Owned
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Poole, U.K.                   Manufacturing plant and office          18,000      Beverage systems                         Owned
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Poole, U.K.                   Manufacturing plant and office          12,500      Beverage systems                        Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Halesowen, U.K.               Manufacturing plant and office          84,000      Beverage systems                        Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Aldershot, U.K.               Manufacturing plant and office          20,000      Microwave ovens                         Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Rochester, U.K.               Manufacturing plant and office          16,000      Ventilation systems                     Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Sheffield, U.K.               Manufacturing plant and office         129,000      Ovens, ranges and                       Leased
                                                                                  refrigeration products
---------------------------   --------------------------------   -----------      -----------------------------       -----------
Bangkok, Thailand             Manufacturing plant and office          45,000      Ice machines                            Leased
---------------------------   --------------------------------   -----------      -----------------------------       -----------



----------------------

(1) Subject to industrial revenue bond financing in the aggregate principal amount of L2.8 million ($4.5 million) due in 2007.

(2) Subject to variable rate demand industrial revenue bond financing in the aggregate principal amount of L4.1 million ($6.6 million) due in 2003.

(3) Subject to a security interest in a building section granted pursuant to a Loan Agreement, dated as of August 1, 1983 between The Delfield Company and The Economic Development Corporation of the County of Isabella.

(4) Subject to a mortgage on a portion of the land and building in the aggregate principal amount of L313,421 ($500,000) to secure our obligations under our Loan Agreement with the City of Cleveland.

(5) Leased from the Industrial Development Board of the Town of Covington subject to financing provided by First Tennessee Bank, N.A. The lease provides for the option to purchase the property during and at the end of the lease.

(6) Subject to First Registered Mortgage and First Registered Mortgage Debentures over the whole of the assets and uncalled capital and called but unpaid capital of Austral Refrigeration Pty Limited, Kysor Warren Australia Pty Limited, Austral PCR Management Services, Techni Doors Pty Limited, Lawrence Refrigeration Pty Limited, Q.A.L. National Refrigeration Pty Limited and Austral International Pty Limited, to secure outstanding indebtedness payable to National Australia Bank Ltd.

         In November 1999, we completed construction of a 135,000 square foot manufacturing facility in Shreveport, Louisiana. This facility provides Frymaster with manufacturing capacity for its non-fryer products. It also will provide room for the future growth of Frymaster's product lines. The total cost of acquiring, building and equipping this facility was approximately L9.7 million.

         Our board has approved the construction of a new factory in Germany for our subsidiary, Convotherm, which produces combi-ovens. The factory, with 58,000 square feet of space, will permit us to consolidate our Convotherm operations in a more convenient and efficient facility by replacing two smaller facilities. We expect that the construction will cost about L3.0 million and will be financed with available cash. We expect to begin construction by the end of calendar 2000, and we plan to complete the construction in fiscal 2001.



         Our board has also approved the purchase of land and construction of a new factory, office and distribution building in Sheffield, Yorkshire, U.K. The new building, with 100,000 square feet of space, will be used by our subsidiary, Viscount Catering Limited, and will replace the 129,000 square foot facility now occupied by Viscount under a lease expiring in August 2001. We are exploring available financing alternatives for the acquisition of the land and construction of the facility. We expect to be in a position to begin construction by the end of fiscal 2000 and to complete the construction in fiscal 2001.

         Metal fabrication, finishing, sub-assembly and assembly operations are conducted at our food equipment manufacturing facilities. Among major categories of equipment installed at individual locations are numerically controlled turret presses, robotic and conventional welding equipment, numerically controlled machining centers, computer assisted design systems and product testing and quality assurance measurement devices.

         Magnet's production facilities support the manufacture of high volumes of kitchen cabinets, joinery and PVCu products. Magnet's manufacturing strategy is focused on reducing lead times and finished inventory levels, while at the same time achieving higher materials usage. The manufacturing process is enhanced by numerically controlled machines that provide flexible batch size alternatives, allowing product customization when required.

         Our outlet stores are generally leased free-standing buildings averaging about 10,000 square feet each. The stores generally have a retail showroom and a separate section that caters to tradesmen.

         Our facilities and equipment are suitable for the purposes for which they are employed and are adequately maintained. We review the capacity and utilization of our facilities on an ongoing basis and make adjustments where appropriate so as to absorb excess capacity in underutilized facilities and expand facilities where needed. With the integration of Scotsman into our business, we have closed four redundant manufacturing facilities. We believe that our facilities are generally adequate for our current requirements and growth.

         For information concerning our rental expenses and commitments under operating leases, see Note 9 to our audited consolidated financial statements.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES.

OVERVIEW

         Our business consists primarily of two segments, a global commercial food equipment business and a U.K. building and consumer products business. We have experienced rapid growth in recent years attributable in large part to the acquisitions of Scotsman in 1999, Aladdin in 1998 and Welbilt in 1995. Through these and other smaller acquisitions, we have positioned ourselves as the leading manufacturer of food equipment sold to customers in the restaurant, supermarket, home meal replacement and institutional catering markets.

         Our building and consumer products segment is led by Magnet, which manufactures and sells residential kitchen and bedroom furniture and wood and PVCu joinery to both retail and trade customers in the U.K. Magnet also sells bathroom furniture and fixtures, principally through C.P. Hart, which we acquired in 1998. This segment currently operates 225 stores throughout the U.K.

UNAUDITED PRO FORMA INFORMATION

         The unaudited PRO FORMA amounts in this paragraph include the results of operations of Scotsman and Aladdin as if those acquisitions had occurred on September 28, 1997, which is the first day of our fiscal year ended September 26, 1998. Unaudited PRO FORMA net sales for the fiscal year ended October 2, 1999 increased L102.2 million, or 10%, from unaudited PRO FORMA net sales of L1.0 billion ($1.6 billion) in the fiscal year ended September 26, 1998 to L1.1 billion ($1.8 billion) for the fiscal year ended October 2, 1999. Net income for the 1999 fiscal year increased, on an unaudited PRO FORMA basis, by L13.8 million, from a net loss of L4.0 million ($6.4 million) for the fiscal year ended September 26, 1998 to net income of L9.8 million ($15.7 million) for the fiscal year ended October 2, 1999.

NET SALES COMPONENTS

         Components of our consolidated income statements, as presented in our consolidated historical financial statements, as a percentage of net sales are as follows:



                                                                  26 WEEKS ENDED                     Fiscal Year Ended
                                                               APRIL 1,       March 27,      Oct. 2,       Sept. 26,     Sept. 27
                                                                2000           1999          1999           1998           1997
NET SALES:
     Food equipment                                             73.2%          59.9%         64.7%          56.8%          56.4%
     Building and consumer products                             24.4%          40.1%         35.1%          42.7%          43.3%
     Other activities                                            2.4%             -           0.2%           0.5%           0.3%
                                                               ------         ------        ------         ------         ------
     TOTAL                                                     100.0%         100.0%        100.0%         100.0%         100.0%
                                                               ======         ======        ======         ======         ======

OPERATING EXPENSES:

     Cost of goods sold                                         67.3%          63.7%         63.7%          64.4%          66.2%
     Selling, general and administrative expenses               19.0%          23.8%         22.6%          22.5%          22.2%
     Depreciation and amortization                               5.0%           4.6%          4.7%           4.5%           4.5%
                                                               ------         ------        ------         ------         ------
     TOTAL                                                      91.3%          92.1%         91.0%          91.4%          92.9%
                                                               ------         ------        ------         ------         ------
OPERATING PROFIT                                                 8.7%           7.9%          9.0%           8.6%           7.1%
OTHER INCOME, NET                                                0.6%           0.5%          0.3%           0.3%           0.2%
INTEREST EXPENSE, NET                                            3.1%           1.9%          1.8%           1.6%           1.8%
                                                               ------         ------        ------         ------         ------
INCOME BEFORE INCOME TAXES AND                                   6.2%           6.5%          7.5%           7.4%           5.6%
     EXTRAORDINARY GAIN

INCOME TAXES                                                     3.5%           3.0%          3.9%           4.6%           3.2%
                                                               ------         ------        ------         ------         ------
INCOME BEFORE EXTRAORDINARY GAIN                                 2.7%           3.5%          3.6%           2.8%           2.4%
EXTRAORDINARY GAIN                                                --             --            --             --            4.7%
                                                               ------         ------        ------         ------         ------
NET INCOME                                                       2.7%           3.5%          3.6%           2.8%           7.1%
                                                               ======         ======        ======         ======         ======


RESULTS OF OPERATIONS

26 WEEKS ENDED APRIL 1, 2000 COMPARED TO THE 26 WEEKS ENDED MARCH 27, 1999

         IN THIS SECTION, "HALF YEAR 2000" REFERS TO THE 26 WEEKS ENDED APRIL 1, 2000 AND "HALF YEAR 1999" REFERS TO THE 26 WEEKS ENDED MARCH 27, 1999.

NET SALES FROM OPERATIONS

         Total net sales increased by approximately L246.5 million, or 76.7%, from L321.5 million in half year 1999, to L568.0 million in half year 2000.

         FOOD EQUIPMENT. Net sales from food equipment activities increased by approximately L222.9 million, or 115.7%, from L192.7 million in half year 1999, to L415.6 million in half year 2000. Of the increase, approximately L204.4 million was attributable to the Scotsman acquisition in the fourth quarter of fiscal 1999, approximately L5.5 million was attributable to the impact in half year 2000 of companies acquired in half year 1999 and approximately L13.0 million was attributable to increased sales in our existing operations. The increase in sales in our existing operations relates primarily to increased sales of our U.S.-based businesses as a result of improved demand for pizza ovens and steamers.

         BUILDING AND CONSUMER PRODUCTS. Net sales from building and consumer products activities increased by approximately L9.9 million, or 7.7%, from L128.8 million in half year 1999, to L138.7 million in half year 2000. The increase was predominantly due to improved sales of products for residential kitchens.

OTHER SALES.

         During first half 2000, we sold U.K. real estate for L13.7 million. During first half 1999, no real estate was sold.

OPERATING EXPENSES

         Operating expenses consist of cost of goods sold, selling, general and administrative expenses and depreciation and amortization. Total operating expenses increased by approximately L222.8 million, or 75.3%, from L296.0 million, or 92.1%, of net sales in half year 1999, to L518.8 million, or 91.3%, of net sales in half year 2000.

         COSTS OF GOODS SOLD. Cost of goods sold increased by approximately L177.6 million, or 86.7%, from L204.8 million in half year 1999, to L382.4 million in half year 2000. As a percentage of sales, cost of goods sold increased from 63.7% of net sales in half year 1999 to 67.3% of net sales in half year 2000. Cost of goods sold from food equipment activities increased by approximately L164.2 million. Of this amount, approximately L155.6 million was attributable to the Scotsman acquisition in fiscal 1999, approximately L2.8 million was attributable to the impact in half year 2000 of companies acquired in half year 1999 and approximately L5.8 million was attributable to our existing operations. The increase in cost of goods sold in our existing operations relates primarily to increased sales of our U.S.-based businesses. Cost of goods sold from building and consumer products activities increased by approximately L6.9 million, which was primarily due to our increase in net sales. The overall increase in our cost of goods sold as a percentage of net sales was due to the higher cost of goods sold attributable to Scotsman products.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by approximately L31.4 million, or 41.0%, from L76.6 million in half year 1999, to L108.0 million in half year 2000. As a percentage of sales, selling, general and administrative expenses decreased from 23.8% of net sales in half year 1999 to 19.0% of net sales in half year 2000. Selling, general and administrative expenses from food equipment activities increased by approximately L30.0 million. This amount was comprised of an increase of approximately L26.8 million attributable to the Scotsman acquisition in fiscal 1999, approximately L1.2 million attributable to the impact in half year 2000 of companies acquired in half year 1999 and an increase of L2.0 million from our existing operations. Selling, general and administrative expenses from building and consumer products activities increased by approximately L1.7 million.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by approximately L13.8 million, or 94.5%, from L14.6 million, or 4.6%, of net sales in half year 1999 to L28.4 million, or 5.0%, of net sales in half year 2000. The increase was primarily due to the acquisition of Scotsman in fiscal 1999.

OPERATING PROFIT

         Operating profit increased by approximately L23.7 million, or 92.9%, from L25.5 million, or 7.9%, of net sales in half year 1999 to L49.2 million, or 8.7%, of net sales in half year 2000. Operating profit is equal to net sales less operating expenses.

INTEREST EXPENSE, NET

         Interest expense, net increased by approximately L11.4 million, or 190.0%, from L6.0 million in half year 1999 to L17.4 million in half year 2000. This increase was attributable to an increase in outstanding indebtedness which related primarily to the acquisition of Scotsman, offset by a decrease of L5.8 million due to the redemption of the CULS.

INCOME TAXES

         Provision for income taxes increased by approximately L10.2 million, or 103.0%, from L9.9 million in half year 1999 to L20.1 million in half year 2000. The increase resulted primarily from higher income during half year 2000 and a greater proportion of income being earned in tax jurisdictions where we did not have the benefit of prior year losses. Accordingly, our effective tax rate increased by approximately 10.0%.

NET INCOME

         Net income increased by approximately L4.0 million, or 36.0%, from L11.1 million in half year 1999 to L15.1 million in half year 2000. Net income consists of operating profit plus other income, less interest expense, net and our provision for income taxes.

YEAR ENDED OCTOBER 2, 1999 COMPARED TO THE YEAR ENDED SEPTEMBER 26, 1998

NET SALES FROM OPERATIONS

         Total net sales increased by approximately L169.9 million, or 29.0%, from L586.4 million in fiscal 1998 to L756.3 million in fiscal 1999.

         FOOD EQUIPMENT. Net sales from food equipment activities increased by approximately L156.8 million, or 47.1%, from L332.9 million in fiscal 1998 to L489.7 million in fiscal 1999. Of the increase, approximately L75.9 million was attributable to acquisitions in fiscal 1999, of which approximately L61.1 million relates to Scotsman, approximately L60.1 million was attributable to the full year impact in fiscal 1999 of companies acquired in the fourth quarter of fiscal 1998, and approximately L20.8 million was attributable to our existing operations. The increase of L60.1 million attributable to companies acquired during the fourth quarter of fiscal 1998 includes L47.2 million related to Aladdin and L12.9 million, which represents the aggregate effect of other small acquisitions primarily located in Europe. The increase in our existing operations of L20.8 million relates primarily to our businesses in the U.S. and Asia. In the U.S., our revenues increased as a result of growth in the overall food equipment sector and as a result of an increase in market share related to products of the Welbilt Group. In Asia, revenue increased as a result of modest improvement in the Asian markets following the significant economic downturn in that region during fiscal 1998.

         BUILDING AND CONSUMER PRODUCTS. Net sales from building and consumer products activities increased by approximately L15.1 million, or 6.0%, from L250.5 million in fiscal 1998 to L265.6 million in fiscal 1999. Of the increase, L13.6 million was due to the full year impact in fiscal 1999 of C.P. Hart, which was acquired in the fourth quarter of fiscal 1998, and an increase of L1.5 million from our existing operations.

OPERATING EXPENSES

         Operating expenses consist of cost of goods sold, selling, general and administrative expenses and depreciation and amortization. Total operating expenses increased by approximately L153.0 million, or 28.6%, from L535.4 million, or 91.4% of net sales, in fiscal 1998 to L688.4 million, or 91.0% of net sales in fiscal 1999.

         COST OF GOODS SOLD. Cost of goods sold increased by approximately L104.2 million, or 27.6%, from L377.4 million, or 64.4% of net sales, in fiscal 1998 to L481.6 million, or 63.7% of net sales, in fiscal 1999. Cost of goods sold from food equipment activities increased by approximately L101.6 million. Of this amount, approximately L52.0 million was attributable to acquisitions in fiscal 1999, of which approximately L43.0 million relates to Scotsman, approximately L38.1 million was attributable to the full year impact in fiscal 1999 of companies acquired in the fourth quarter of fiscal 1998, and approximately L11.5 million was due to our existing operations. The increase of L38.1 million attributable to companies acquired during the fourth quarter of fiscal 1998 includes L28.3 million related to Aladdin and L9.8 million representing the aggregate effect of other small acquisitions primarily located in Europe. The increase in our existing operations of L11.5 million relates primarily to an increase in our sales in the U.S., partially offset by benefits realized from manufacturing efficiencies, and an increase in our sales in Asia. The decrease in cost of goods sold as a percentage of the related incremental revenue is consistent with management's expectations, given manufacturing efficiencies and product and geographical composition. Cost of goods sold from building and consumer products activities increased by approximately L4.0 million. This amount was comprised of an increase of L9.2 million, which was attributable to the full year impact of C.P. Hart, which was acquired in the fourth quarter of fiscal 1998, offset by a decrease of L5.2 million from our existing operations. The decrease of L5.2 million primarily relates to the benefits realized from manufacturing efficiencies.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by approximately L39.2 million, or 29.7%, from L131.9 million, or 22.5% of net sales, in fiscal 1998 to L171.1 million, or 22.6% of net sales, in fiscal 1999. Selling, general and administrative expenses from food equipment activities increased by approximately L35.3 million. This amount was comprised of an increase of approximately L12.5 million attributable to acquisitions in fiscal 1999, of which approximately L8.8 million relates to Scotsman, and approximately L16.0 million was attributable to the full year impact in fiscal 1999 of companies acquired in the fourth quarter of fiscal 1998 and an increase of L6.8 million from our existing operations. The increase of L16.0 million attributable to companies acquired during the fourth quarter of fiscal 1998 includes L13.9 million related to Aladdin, with the balance relating to the aggregate effect of other small acquisitions primarily located in Europe. Selling, general and administrative expenses from building and consumer products activities increased by approximately L4.3 million. Of this amount, L1.9 million was attributable to the full year impact in fiscal 1999 of C.P. Hart, which was acquired in the fourth quarter of fiscal 1998 and an increase of L2.4 million from our existing operations.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by approximately L9.6 million, or 36.8%, from L26.1 million, or 4.5% of net sales, in fiscal 1998 to L35.7 million, or 4.7% of net sales, in fiscal 1999. The increase was primarily due to the acquisition of Scotsman in fiscal 1999 and the full year impact on depreciation and amortization relating to the acquisitions of Aladdin and C.P. Hart in fiscal 1998.

OPERATING PROFIT

         Operating profit increased by approximately L16.9 million, or 33.1%, from L51.0 million, or 8.6% of net sales, in fiscal 1998 to L67.9 million, or 9.0% of net sales, in fiscal 1999. Operating profit is equal to net sales less operating expenses.

INTEREST EXPENSE, NET

         Interest expense, net increased by approximately L3.7 million, or 38.5%, from L9.6 million in fiscal 1998 to L13.3 million in fiscal 1999. This increase was attributable to an increase in outstanding indebtedness which related primarily to our acquisitions during the fourth quarters of fiscal 1998 and 1999.

INCOME TAXES

         Provision for income taxes increased by approximately L2.3 million, or 8.6%, from L26.9 million in fiscal 1998 to L29.2 million in fiscal 1999. The increase was attributable to our fiscal 1999 current tax provision which resulted primarily from higher income during fiscal 1999 in tax jurisdictions where we did not have the benefit of prior year losses. Although our tax provision increased during fiscal 1999, our effective tax rate decreased by approximately 10.6%. This reduction in our effective tax rate related primarily to a decrease in the amount of losses for which no benefit may be taken.

NET INCOME

         Net income increased by approximately L11.0 million, or 67.5%, from L16.3 million in fiscal 1998 to L27.3 million in fiscal 1999. Net income consists of operating income plus other income, less interest expense, net and our provision for income taxes.

YEAR ENDED SEPTEMBER 26, 1998 COMPARED TO THE YEAR ENDED SEPTEMBER 27, 1997

NET SALES FROM OPERATIONS

         Total net sales increased by approximately L52.6 million, or 9.9%, from L533.8 million in fiscal 1997 to L586.4 million in fiscal 1998.

         FOOD EQUIPMENT. Net sales from food equipment activities increased by approximately L31.8 million, or 10.6%, from L301.1 million in fiscal 1997 to L332.9 million in fiscal 1998. Of the increase, approximately L4.2 million is attributable to the acquisition of Aladdin during the fourth quarter of fiscal 1998, L12.7 million is attributable to the full year impact in fiscal 1998, of Sammic, which was acquired during fiscal 1997, and an increase of L14.9 million from our existing operations. The increase of L14.9 million relates primarily to increases in our sales in the U.S. and Europe, partially offset by a decrease in our sales in Asia. In the U.S., our revenues increased as a result of growth in the overall food equipment sector and new product rollouts. In Europe, our revenues increased as a result of improved market share and new product introductions. In Asia, revenue decreased as a result of the significant economic downturn in that region during fiscal 1998.

         BUILDING AND CONSUMER PRODUCTS. Net sales from building and consumer products activities increased by approximately L19.4 million, or 8.4%, from L231.1 million in fiscal 1997 to L250.5 million in fiscal 1998. Of the increase, L4.0 million was due to the acquisition of C.P. Hart in fiscal 1998, and L15.4 million was from our existing operations. The increase of L15.4 million relates primarily to an increase in our sales of kitchen and joinery products, offset by a decrease in our sales of PVCu products. The increases in the sales of kitchen and joinery products resulted primarily from an increase in the overall joinery market and new kitchen product introductions.

OPERATING EXPENSES

         Operating expenses consist of cost of goods sold, selling, general and administrative expenses and depreciation and amortization. Total operating expenses increased by approximately L39.7 million, or 8.0%, from L495.7 million, or 92.9% of net sales, in fiscal 1997 to L535.4 million, or 91.4% of net sales, in fiscal 1998.

         COST OF GOODS SOLD. Cost of goods sold increased by approximately L24.2 million, or 6.9%, from L353.2 million, or 66.2% of net sales, in fiscal 1997 to L377.4 million, or 64.4% of net sales, in fiscal 1998. Cost of goods sold from food equipment activities increased by approximately L19.0 million. Of this amount, L2.7 million was attributable to the acquisition of Aladdin in fiscal 1998, L6.4 million was attributable to the full year impact in fiscal 1998 of Sammic, which was acquired during fiscal 1997, and L9.9 million was attributable to existing operations. The increase of L9.9 million relates primarily to: (a) an increase in our sales in the U.S., partially offset by benefits realized from manufacturing efficiencies; (b) an increase in our sales in Europe; and (c) an offsetting decrease in our sales in Asia. The decrease in cost of goods sold, as a percentage of the related incremental revenue, is consistent with management's expectations, given manufacturing efficiencies and product and geographical composition. Cost of goods sold from building and consumer products activities increased by approximately L4.6 million. Of this amount, L2.7 million was due to the acquisition of C.P. Hart in fiscal 1998, and L1.9 million was from our existing operations. The increase of L1.9 million relates primarily to increased sales, partially offset by benefits realized from manufacturing efficiencies.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by approximately L13.2 million, or 11.1%, from L118.7 million, or 22.2% of net sales, in fiscal 1997 to L131.9 million, or 22.5% of net sales, in fiscal 1998. Selling, general and administrative expenses for food equipment activities increased by approximately L4.7 million. This increase was comprised of a L1.2 million increase from the acquisition of Aladdin in fiscal 1998 and a L2.6 million increase from the full year impact in fiscal 1998 of Sammic, which was acquired during fiscal 1997, and a L0.9 million increase from our existing operations. Selling, general and administrative expenses from building and consumer products activities increased by approximately L8.0 million. Of this amount, L0.7 million was due to the acquisition of C.P. Hart in fiscal 1998, and L7.3 million was from our existing operations. The increase of L7.3 million primarily relates to increased selling expenses in connection with new product introductions.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by approximately L2.3 million, or 9.7%, from L23.8 million, or 4.5% of net sales, in fiscal 1997 to L26.1 million, or 4.5% of net sales, in fiscal 1998. The increase was primarily due to the acquisitions of Aladdin and C.P. Hart in fiscal 1998 and the full year impact in fiscal 1998 on depreciation and amortization relating to Sammic, which was acquired in fiscal 1997.

OPERATING PROFIT

         Operating profit increased by approximately L12.9 million, or 33.9%, from L38.1 million, or 7.1% of net sales, in fiscal 1997 to L51.0 million, or 8.6% of net sales, in fiscal 1998. Operating profit is equal to net sales less operating expenses.

INTEREST EXPENSE, NET

         Interest expense, net remained constant at L9.6 million in fiscal 1997 and fiscal 1998, as our outstanding indebtedness also remained relatively constant. The acquisitions of businesses during fiscal 1997 and 1998 were accomplished primarily through the use of cash provided from previous operations.

INCOME TAXES

         Provision for income taxes increased by approximately L9.7 million, or 56.4%, from L17.2 million in fiscal 1997 to L26.9 million in fiscal 1998. The increase was attributable to our deferred tax provision, which resulted primarily from an increased utilization of our deferred tax assets during fiscal 1998 as compared to fiscal 1997. In addition, our effective tax rate also increased by approximately 4.6% in fiscal 1998 as compared to fiscal 1997. This increase was comprised of two components: an increase related to the amount of losses for which no benefit may be taken, partially offset by a decrease resulting from a lesser proportionate offset of non-deductible goodwill.

NET INCOME

         Net income decreased by L21.2 million, or 56.5%, from L37.5 million in fiscal 1997 to L16.3 million in fiscal 1998. Net income consists of operating income plus other income, less interest expense, net and our provision for income taxes, plus an extraordinary gain. The decrease in net income from fiscal 1997 to fiscal 1998 was attributable to an extraordinary gain of L24.9 million recorded in fiscal 1997 relating to the early extinguishment of some of our CULS. Income before extraordinary gain increased by L3.7 million, or 29.4%, from L12.6 million in fiscal 1997 to L16.3 million in fiscal 1998. Income before extraordinary gain consists of operating income plus other income, less interest expense, net and our provision for income taxes.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL

         The Company had cash and cash equivalents of L16.7 million at April 1, 2000, which decreased L10.0 million from cash and cash equivalents of L26.7 million at October 2, 1999. At April 1, 2000, the undrawn amounts available to us under our revolving credit facility and short term lines of credit were L150.3 million and L11.8 million, respectively. Our working capital balance of L75.7 million at April 1, 2000 increased L0.6 million from the working capital balance of L75.1 million at October 2, 1999. The overall increase in our working capital was comprised of the following:

         - Current assets decreased by L32.2 million, which was primarily due to collection of trade receivables of L7.2 million and a reduction in deferred income taxes of L17.1 million due to utilization of tax loss carryforwards.

         - Current liabilities decreased by L32.8 million. This decrease was primarily attributable to a decrease in the current portion of long term debt of L12.6 million and a reduction in accrued expenses and other current liabilities of L32.8 million. The impact of these decreases was partially offset by increases of L9.9 million in trade accounts payable and L2.9 million in income taxes payable.

         We believe that our working capital is sufficient for our present requirements.

CASH FLOWS

         OPERATING ACTIVITIES. Net cash provided by operating activities increased by approximately L34.9 million to approximately L67.8 million for half year 2000 compared to L32.9 million for half year 1999. The increase was primarily attributable to an increase of approximately L22.8 million in net income, after adjustment for certain non cash items, including depreciation and amortization of L28.4 million and deferred income taxes of L15.0 million. The balance of the improvement in cash provided by operating activities is a result of movements in our working capital. See "Working capital" above.

         INVESTING ACTIVITIES. Cash used in investing activities increased by approximately L27.5 million to approximately L40.7 million for half year 2000 compared to approximately L13.2 million for half year 1999. Components of this increase were as follows:


         - Approximately L18.5 million of the increase related to acquisition-related spending. During half year 2000, we paid approximately L27.6 million in relation to the acquisition of Scotsman, which was accrued in fiscal 1999. A further L2.3 million was spent on other acquisitions. Since the end of half year 2000, we have spent L16.7 million on acquisitions.


         - Approximately L8.0 million of the increase was attributable to increased capital expenditures. During half year 2000, we had approximately L17.3 million of capital expenditures made in the normal course of business as compared to L9.3 million during half year 1999.

         - Approximately L1.0 million of the increase resulted from a decrease in proceeds from the sale of fixed assets during half year 2000 as compared to half year 1999.

         FINANCING ACTIVITIES. Cash used in financing activities for half year 2000 was approximately L33.4 million as compared to cash used in financing activities of approximately L21.5 million for half year 1999, resulting in an increase of approximately L11.9 million. The cash used in financing activities primarily related to net repayments of debt and increased payment of dividends, as follows:

         - In half year 2000, we had net repayments of long term debt of approximately L14.1 million as compared to net repayments of long term debt in half year 1999 of approximately L11.4 million. This resulted in an increase in cash used in financing activities of approximately L2.7 million in half year 2000 as compared to half year 1999.

         - In half year 2000, we paid dividends to shareholders of L18.1 million as compared to L9.6 million in half year 1999. This resulted in an increase in cash used in financing activities of approximately L8.5 million in half year 2000 as compared to half year 1999.

MATERIAL FINANCIAL REQUIREMENTS


         In connection with the Scotsman acquisition, we entered into a Credit and Guaranty Agreement dated as of August 13, 1999, as amended. Under the agreement, secured term loans in the aggregate principal amount of L376.1 million ($600.0 million) and a revolving multi-currency loan facility for up to L188.1 million ($300.0 million) were extended to us. We used the proceeds of the loans to acquire Scotsman, repay Scotsman debt and for general corporate purposes. The loans are secured by liens on the capital stock of each of our U.S. subsidiaries. Enodis and specified subsidiaries have also guaranteed repayment of these loans. These loans bear interest at rates between 1.25% and 2.25% above Barclays Bank Plc's base rate as adjusted from time to time based on agreed-upon financial ratios. The weighted average interest rate for the term loan and revolving multi-currency loan facility for the applicable period during fiscal 1999 was 7.44% and for half year 2000 was 7.46%.


         Minimum repayment of L31.3 million ($50.0 million) is due under the Credit and Guaranty Agreement during fiscal 2000, and L78.4 million ($125.0 million) is due during each of the following three fiscal years. The loans will mature in August 2004. At October 2, 1999 and June 22, 2000, the term loan was fully drawn, and an aggregate amount of L43.1 million and L82.1 million, respectively, was drawn under the revolving multi-currency facility. The agreement contains restrictive covenants that limit our ability to incur additional indebtedness, give guaranties, create liens on our properties, make investments or loans, reorganize, merge, sell or purchase assets or subsidiaries, enter into transactions with affiliates and the conduct of new lines of business. It also requires the maintenance of specified financial covenants including, but not limited to, a maximum leverage ratio, minimum interest cover ratio and net worth. In addition, we are required to make prepayments of these loans in the amount of 50% of our cash flow above specified leverage ratios and 100% of any net asset sale proceeds, as defined in the agreement, in excess of L31.3 million ($50.0 million). We were in compliance with those covenants as of October 2, 1999 and continue to be in compliance through the date of this registration statement.

         We issued 5.0% convertible unsecured loan stock due 2015 under the CULS Deed Poll dated January 23, 1995. At October 2, 1999 L94.4 million of CULS were outstanding. Subsequently, L93.3 million of the CULS were converted at the rate of 40.816 ordinary shares for every 100 pounds of CULS into 38,100,937 ordinary shares. In addition, the remaining outstanding CULS were redeemed on February 26, 2000 at a cost of L1.1 million. As a result, since February 26, 2000, no CULS have been outstanding.


         We have also borrowed funds under industrial revenue bonds, which bear interest at rates that are adjusted based on market movements and were between 3.0% and 6.3% during half year 2000 compared to 3.5% and 6.1% during fiscal 1999. At April 1, 2000 and October 2, 1999, respectively, an aggregate of L14.9 million and L14.3 million was outstanding under the industrial revenue bonds.

FOREIGN CURRENCY AND INTEREST RATE INFORMATION

         Approximately 99.5% and 78.0% of our long term indebtedness at April 1, 2000 and October 2, 1999 accrued interest at rates that fluctuate with prevailing interest rates and, accordingly, increases in these rates may increase our interest payment obligations. From time to time, we enter into hedging transactions with financial institutions in order to manage our floating interest rate exposure. Our interest rate hedging contracts are described in "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

         Substantial portions of our revenues and expenses are denominated in currencies other than pounds, especially the U.S. dollar. Fluctuations in the values of these currencies compared to the pound may affect our financial condition and results of operations. In order to mitigate the impact of fluctuations in foreign currencies we may enter into forward exchange contracts. At April 1, 2000 and October 2, 1999, we had foreign currency forward contracts maturing at various dates to sell L17.0 million and L12.7 million, respectively, in various foreign currencies. The fair value of the forward contracts is the amount that we would receive or pay to terminate the contracts. The loss to us to terminate these agreements at April 1, 2000 and October 2, 1999 would have been approximately L0.0 million and L0.2 million, respectively.

COMMITMENTS

     At October 2, 1999, we had outstanding contracts to purchase fixed assets of approximately L8.0 million. At April 1, 2000, our outstanding commitments had not changed materially. We expect to fund these commitments using working capital.

RESEARCH AND DEVELOPMENT

     We expense research and development costs as they are incurred. Research and development expenditures for fiscal years 1999, 1998 and 1997 were L8.9 million, L7.0 million and L7.8 million, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

     Our adoption of recent accounting pronouncements is described in Note 1 to our audited consolidated financial statements.

CURRENT FINANCIAL AND TREND INFORMATION

     As a consolidated group, we expect the second half of fiscal 2000 to yield improved net sales and operating profits as compared to the second half of fiscal 1999, primarily due to the effect of the Scotsman acquisition.

     We expect that our food equipment business will benefit from growth in the U.S. market, with slight increases in activity in Europe and a continued rebound in Asia. Our pursuit of operating efficiencies should improve operating margins, particularly of recently acquired businesses that were operating at lower levels of profitability prior to acquisition. We expect to benefit from efficiencies of scale from the integration of Scotsman, including from closing Scotsman's headquarters and four factories. In addition, the combination of Scotsman and Welbilt volumes for commonly purchased components have resulted in cost reductions, the benefits of which will begin to be evident in the second half of fiscal 2000. However, refrigerated display case product sales continue at subdued levels following the sharp reduction in sales volumes just prior to the acquisition of this product line as part of the Scotsman acquisition.

     Our building and consumer products segment is benefitting from a mixture of factors. Sales of our kitchen and bathroom products continue to improve in an expanding market. Average order sizes are increasing as our customers continue to purchase our higher quality, higher featured products. The joinery segment is facing tough competition in the face of oversupply in both the manufacturing and merchant channels. We believe that maintaining our approach of addressing the broader needs of the small local builder rather than pursuing low margin commodity sales will yield the best results in this challenging environment.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     BOARD OF DIRECTORS

     The members of our Board of Directors, their ages, business backgrounds and positions and term of service with us are described below.

     PETER M. BROOKS, 53, is our Chairman, a non-executive position, and Chairman of our Nominations Committee. He also serves on our Audit and Remuneration Committees. Mr. Brooks joined our Board as a non-executive director in May 1998 and became our Chairman in January 2000. He is also a consultant to Clifford Chance, LLP, where he has acted as Chairman of European Corporate Coverage since June 1999. From 1992 to 1996, he was Head of Corporate Practice at Clifford Chance. In January 1997, he became General Counsel of Deutsche Morgan Grenfell. From January 1998 to February 4, 1999, Mr. Brooks was General Counsel to the Board of the Global Corporate and Institutions Division at Deutsche Bank Group. Mr. Brooks is currently a director of NCL Holding ASA. Mr. Brooks' current term of service on our Board of Directors expires in January 2002.


     PENNY L. HUGHES, 40, is a non-executive Director and the Chairman of our Remuneration Committee. She also serves on our Audit Committee. Ms. Hughes joined our Board as a non-executive director in March 1996. Since June 1995, she has been a director of Hughes Business Consulting. From 1992 to 1994, Ms. Hughes was President, The Coca-Cola Company Great Britain and Ireland. She is Chairman of Web-angel plc and is a non-executive director of Trinity Mirror plc, The Body Shop International plc, Vodafone Airtouch plc, Scandinaviska Enskilda Banken AB and University of Sheffield Careers Advisory Board. She is also a Trustee of St. George's Hall Charitable Trust (Liverpool). Ms. Hughes' current term of service on our Board of Directors expires in January 2003.

     G. ERYL MORRIS, 56, is a non-executive and Senior Independent Director and the Chairman of our Audit Committee. He also serves on our Remuneration Committee. Mr. Morris joined our Board as a non-executive director in July 1998. He is Chairman of Safetynet Group Limited and Airinmar Limited, Deputy Chairman of Blagden plc and a non-executive director of Anglian Water plc. From 1970 to 1998, Mr. Morris was employed by Courtaulds plc, becoming a director in 1981 and Deputy Chief Executive in 1996. Mr. Morris' current term of service on our Board of Directors expires in January 2002.


     WALDEMAR SCHMIDT, 60, was appointed a non-executive Director of our Board and a member of our Nominations Committee in April 2000. He has been Chief Executive of ISS Group since October 1995 and has been employed by ISS since 1973. Mr. Schmidt is also a member of IMD's Foundation Board, Chairman of Superfos A/S and Chairman of Tholstrup Cheese Holding A/S. Mr. Schmidt's current term of service expires on our Board of Directors in January 2004, assuming that his appointment is approved by shareholders at our January 2001 annual general meeting.

     DAVID W. WILLIAMS, 42, was appointed to our Board in September 1997 and was appointed Chief Executive in May 1999. He is a member of our Nominations Committee. He joined us as Managing Director of Magnet Limited in July 1996. From 1994 to 1996, he was Managing Director of the Potterton Myson division of Blue Circle Industries plc, having previously been Business Development Director for Blue Circle's European Home Products Business since 1990. Mr. Williams was elected by the shareholders for a term of service that expires in January 2003, although under his employment agreement, he may be terminated upon 12 months' notice.

     ANDREW F. ROAKE, 48, was appointed to our Board in September 1997 joining us as Chief Executive of Welbilt Corporation in the U.S. He became our Chief Operating Officer in January 2000. From 1993 to 1995, he was Vice-President of the Electrical Products Division of Raychem Corporation in California, and from 1995 to 1997 he was Vice-President Corporate Development of Raychem. Previously, he served various Raychem affiliates in executive capacities since 1982 in Canada and Germany. Mr. Roake was elected by the shareholders for a term of service that expires in January 2001, although under his employment agreement, he may be terminated upon 12 months' notice.

     JONATHAN P. FINDLER, 47, was appointed to our Board as Finance Director in July 1996. From 1994 to 1996, he was Finance Director of the John Crane Division of TI Group plc and prior to that held a number of senior international financial positions with Raychem Corporation in Belgium, the U.K. and the U.S. Mr. Findler was elected by the shareholders for a term of service that expires in January 2002, although under his employment agreement, he may be terminated upon 12 months' notice.

     OPERATING PRESIDENTS AND SENIOR CORPORATE OFFICERS



NAME                                  POSITION
LOU AGATHOS                           President, Food Retail Division North America
ANDREW AIREY                          Director, Food Equipment Europe
KEN BRAY                              Deputy Managing Director, Magnet Limited
PATRICK CLARK                         Chief Financial Officer, Food Equipment North America
PETER SPENCER                         Managing Director, Scotsman Beverage Systems
GARY FAVELL                           Managing Director, Magnet Limited
DAVID HOOPER                          Company Secretary

JANE KINGSTON                         Group Head of HR and Change Management

CHUCK LABANICS                        Executive Vice President, Manufacturing Group
EMANUELE LANZANI                      Managing Director, Frimont S.p.A. and Castel MAC S.p.A. - Italy and
                                      Scotsman Ice Systems - China and Singapore
PAUL LEE                              Director, Corporate Control
DAVID MCCULLOCH                       President, Welbilt Specification Group (NA)
NEILD MCINTOSH                        Managing Director, Austral Refrigeration Group - Australia
DAVID MOSTELLER                       President, Welbilt Chains Group (NA)
ROBERT TONER                          Director, Corporate Planning
MARK WHITELING                        Chief Financial Officer, Food Equipment Europe & International
DAVID WRENCH                          Executive Vice President, Manufacturing Group



         DIRECTOR COMPENSATION

COMPENSATION TABLE


     The compensation of each of our directors in fiscal 1999 (excluding pension costs), including the highest paid director, is shown below. Stock option plan benefits are not shown in this table. They are shown in the tables below under "Director Stock Options."



NAME                             SALARY        FEES        BONUSES(1)    BENEFITS(2)      TOTAL
                                    L            L            L             L               L
Alan J. Bowkett(3)               206,839          --       105,000        11,078         322,917
Peter M. Brooks                       --      25,000            --            --          25,000
Jonathan P. Findler(4)           208,000          --       195,600        14,818         418,418
Penny L. Hughes                       --      25,000            --            --          25,000
G. Eryl Morris                        --      25,000            --            --          25,000
Denis J. Mulhall(5)              223,600          --       206,520        11,834         441,954
Andrew F. Roake(4)               255,214          --       228,650         7,362         491,226
John R. Sclater(6)                    --      65,000            --        10,890          75,890
David W. Williams(4)             202,320          --       191,624         8,710         402,654

--------------------
     1. Bonuses paid by reference to achievement of budgeted financial targets, as approved by the Remuneration Committee. Bonuses are not included in pensionable salary. During fiscal 1999, a special bonus of L50,000 was paid to each executive director in office in recognition of their efforts in achieving the acquisition of Scotsman.



     2. Benefits are not included in pensionable salary. Benefits shown include automobile expenses, health insurance and use of mobile phones. All pension benefit information is excluded and described below. Further, no benefit has been included in the table for options granted under the various Executive Schemes discussed below.

     3. Mr. Bowkett resigned from the Board on May 13, 1999. In addition, Mr. Bowkett was paid L88,669 during his three month period of employment with us subsequent to his resignation as a director.

     4. Compensation is paid under an employment agreement terminable by us upon 12 months' notice.



     5.   Mr. Mulhall resigned from the Board on December 31, 1999.

     6.   Mr. Sclater resigned from the Board on January 19, 2000.

     Each of our executive officers is employed under a service contract. The terms of the service contracts are described under "Item 10. Additional Information -- Material Contracts."

COMPENSATION PLANS

     We have two Executive Share Option Schemes under which options to purchase ordinary shares may be granted to executives: the Berisford 1995 Executive Share Option Scheme, which uses new shares, and the Berisford 1993 Executive Share Option Scheme, which uses shares purchased by an employee share trust. For more information about the employee share trust, see "Item 10. Additional Information -- Share Capital." Both of the current schemes have a part approved by the U.K. Inland Revenue and an unapproved part. Options under both of the current schemes must be granted at not less than the market price of an ordinary share on the date of grant. Options may not normally be exercised until the third anniversary of the date of grant and are subject to performance conditions. Gross gains on exercise of Inland Revenue approved options are normally subject to U.K. capital gains tax on disposal of the shares acquired. Gross gains on exercise of unapproved options are subject to U.K. income tax. Additionally, options are outstanding under the 1984 Executive Share Option Scheme under which no further options can be granted. All of these options are exercisable and were granted at not less than the market price of an ordinary share on the date of grant. No more than a total of 10% of our outstanding shares can be granted under our option schemes at the date of any grant.


     The performance condition set by the Remuneration Committee for the options granted between March 1995 and the end of fiscal 1999 was that in normal circumstances options will be exercisable only if the increase in our adjusted earnings per share has exceeded the growth in the Retail Price Index by an average of at least 2% per annum over a three year period. Following the publication in 1999 of revised institutional recommendations, grants in fiscal 2000 and later will impose more challenging performance conditions, which take into account these recommendations. Performance conditions are designed to make new options exercisable only if there has been a significant and sustained improvement in our financial performance.

     Executive directors are provided with a company car, medical insurance, disability insurance and mobile phones. In addition, all U.K. employees, including executive directors residing in the U.K., are eligible to participate in our 1992 savings-related share option scheme.

     Executive directors residing in the U.K. are also eligible to join a tax-approved defined-benefits plan that is part of the Berisford (1948) Pension Scheme. The plan is non-contributory and provides for a pension of up to two-thirds of final salary up to the Inland Revenue earnings cap at normal retirement age of 60 after 20 years' service. Funded Unapproved Retirement Benefits Schemes provide additional retirement and death benefits for the U.K. executive directors. These are money-purchase arrangements. For U.K. executive directors, we contribute 30% of pensionable salary in excess of the Inland Revenue earnings cap and pay additional life assurance premiums and all expenses incurred in administering the arrangements.

SHARE OPTIONS OF MANAGEMENT

     The following tables describe the options to purchase ordinary shares granted to and exercised by directors during fiscal 1999 and held by them at October 2, 1999, as well as the exercise price, date of vesting and expiration date of these options. In the two tables below, the exercise prices have been rounded to the nearest 0.1p. The 1995, 1993 and 1984 Executive Share Option schemes, shown in the first table are open to other employees at the discretion of the Board. The 1992 savings related scheme, shown in the second table is open to all U.K. employees.





                                                            AT 10/2/99
                                  NUMBER OF OPTIONS        (OR EARLIER                     EARLIEST DATE     EXPIRATION
          DIRECTOR                GRANTED EXERCISED        RESIGNATION)   EXERCISE PRICE    EXERCISABLE         DATE
Alan J. Bowkett (resigned             0          0          1,614,337          61.9p         01/28/95         01/28/02
May 13, 1999)                         0          0             86,956(2)      230.0p         08/12/99         08/12/00

Jonathan P. Findler                   0          0            198,924         186.0p         07/22/99         07/22/06
                                      0          0            256,944(2)      144.0p         07/01/00         07/01/07
                                      0          0             26,086(2)      230.0p         06/26/01         06/26/08

Denis J. Mulhall                      0    104,040(1)               0         223.0p            n/a             n/a
(resigned December 31,                0    225,944(1)               0         207.1p            n/a             n/a
1999)                                 0          0             69,444(2)      144.0p         01/01/00         12/31/00
                                      0          0             26,086(2)      230.0p         01/01/00         12/31/00

Andrew F. Roake                       0          0            254,802         187.5p         11/28/00         11/28/07
                                137,935          0            137,935         180.0p         11/17/01         11/17/08

David W. Williams                     0          0            123,655         186.0p         07/22/99         07/22/06
                                      0          0            159,722(2)      144.0p         07/01/00         07/01/07
                                      0          0             52,173(2)      230.0p         06/26/01         06/26/08
                                 83,333(2)       0             83,333(2)      301.5p         09/03/02         09/03/09



--------------------
(1)  The market price at the date of exercise of these options was 296p.

(2) Options granted by the Trustees of our Executive Share Option Scheme over our ordinary shares acquired by the Trustees for the purpose.



                                                          AT 10/2/99
                                  NUMBER OF OPTIONS       (OR EARLIER                         EARLIEST DATE      EXPIRATION
           DIRECTOR               GRANTED EXERCISED      RESIGNATION)      EXERCISE PRICE      EXERCISABLE          DATE
Alan J. Bowkett (resigned           0            0          11,431             150.9p           09/01/99          03/01/00
May 13, 1999)

Denis J. Mulhall (resigned          0            0           6,517             158.8p           09/01/01          03/01/02
December 31, 1999)                  0            0           6,160             112.0p           09/01/02          03/01/03

David W. Williams                   0            0           8,510             202.7p           09/01/03          03/01/04




DIRECTORS' PENSION INFORMATION

     The following table relates to the defined benefit arrangements for the executive directors residing in the U.K. as of October 2, 1999.





                                                       INCREASE IN ACCRUED                            ACCUMULATED TOTAL
                                          YEARS           PENSION DURING        TRANSFER VALUE            PENSION AT
                NAME                   OF SERVICE        FISCAL 1999 (L)        OF INCREASE (L)      OCTOBER 2, 1999 (L)
                ----                   ----------        ---------------        ---------------      -------------------
Alan J. Bowkett                             7                 11,400                142,000                 75,400
(resigned May 13, 1999)

Jonathan P. Findler                         3                  3,200                 35,700                  9,700

Denis J. Mulhall                            6                  3,400                 39,400                 18,800
(resigned December 31, 1999)

David W. Williams                           3                  3,000                 27,000                  9,300




     The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead, they represent a potential liability of the pension scheme. In addition, we paid sums of L35,670, L42,600, L26,737 and L21,660 in fiscal 1999 to unapproved money purchase arrangements for the benefit of Messrs. Findler, Mulhall, Roake and Williams respectively. See Note 10 to our audited consolidated financial statements.

     BOARD PRACTICES

TERMS OF OFFICE


     Non-executive directors are appointed by the Board for an initial term of five years, but the directors' appointments are subject to approval by shareholders at the first opportunity after their appointment, and to re-election thereafter by our shareholders at least every three years in accordance with our Articles of Association. The period during which each director has served and the date of expiration of his term are shown above under the heading "Board of Directors."


COMMITTEES OF THE BOARD

     The Nominations Committee undertakes the search process and recommends candidates to the Board as necessary. The Committee's Chairman is Peter Brooks, who serves together with David Williams and Waldemar Schmidt.

     The Audit Committee monitors accounting policies and financial reporting and reviews the half- yearly and annual accounts before they are presented to the Board. It also maintains a liaison with external auditors and keeps under review the scope and results of the audit and its cost effectiveness and the independence and objectivity of the auditors, taking into account where necessary any non-audit services provided to Enodis by its auditors. The Committee's Chairman is Eryl Morris, who serves together with Peter Brooks and Penny Hughes. The Audit Committee must be comprised solely of non- executive Directors and consist of not less than three members. Generally, the Audit Committee meets not less than three times each year. Other Directors and executives may attend Audit Committee meetings by invitation.


     The Remuneration Committee reviews and advises upon the remuneration and benefits packages of the executive Directors, and it reports to the full Board. The fees of the non-executive Directors are determined by the full Board. The Committee is advised and assisted as required by external consultants. The Committee's Chairman is Penny Hughes, who serves together with Peter Brooks and Eryl Morris.


     The Committee's remuneration policy is designed to attract, retain and motivate our senior executives. It provides for a compensation package which is both locally, and, where relevant, internationally competitive and which reflects market value, sustained individual performance, job responsibility and our financial performance measured against financial objectives. The remuneration package consists of short term rewards (base salary, benefits and annual bonus) together with a significant proportion of longer-term benefits provided by share options and pension arrangements. We report our policy to our shareholders annually.


     EMPLOYEES


     At the end of fiscal 1999 and 1998, we had the following employees:




                                        OCTOBER 2,         SEPTEMBER 26,
SEGMENT                                    1999                 1998
-------                                   ------               -----
Food Equipment:
      North America                        6,448                3,045
      Rest of World                        2,416                  734
Building and Consumer Products             2,387                2,495
                                         -------              -------
      TOTAL                               11,251                6,274
                                          ======               ======


     As a result of the acquisition of Scotsman, our workforce almost doubled. About 2,400 of our employees in North America are covered by collective bargaining agreements.

     SHARE OWNERSHIP OF MANAGEMENT


     As of June 22, 2000 (or earlier resignation), the persons described in the Compensation Table above owned ordinary shares as shown below. The options to purchase ordinary shares held by these persons are described in the option tables above and are not included in the figures shown in the table below.




NAME                                       SHARES            PERCENT OF CLASS
----                                       ------            ----------------
Alan J. Bowkett(1)                      2,000,000                   *
Peter M. Brooks                            10,000                   *
Jonathan P. Findler                        37,244                   *
Penny L. Hughes                             2,000                   *
G. Eryl Morris                             10,000                   *
Denis J. Mulhall(1)                        67,776                   *
Andrew F. Roake                           100,000                   *




John R. Sclater(1)                                 10,848           *
David W. Williams                                   3,841           *


--------------------
    *    Less than 1%.

(1) Messrs. Bowkett, Mulhall and Sclater resigned from the Board as of May 13, 1999, December 31, 1999 and January 19, 2000, respectively.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     MAJOR SHAREHOLDERS


     The number of our ordinary shares outstanding at June 22, 2000 was 249,756,862, held by 6,706 holders of record. 245,894,401 of the ordinary shares, or 98.5%, are held by residents of the U.K., and 18 holders of record, holding 3,576,531 ordinary shares, reside in the U.S. We also believe, based on our own inquiries, that, as of May 31, 2000, the following persons have holdings of 3% or more of our outstanding ordinary share capital:




                       NAME                 SHARES            PERCENT OF CLASS
Schroder Investment Management Ltd             20,151,485          8.07%
M & G Investment Management Ltd                17,384,932          6.96%
Standard Life Investments Limited              12,219,220          4.89%
Scottish Widows Investment Partnership Ltd     12,026,920          4.82%
Marathon Asset Management Ltd                  11,321,977          4.53%
Phillips & Drew Fund Management Ltd            10,339,477          4.14%
Fidelity Investment Management Ltd              8,904,537          3.57%


     All of these holders have increased their ownership of our ordinary shares during the past three years, except that the ownership of Phillips & Drew and Fidelity have decreased. In addition, several entities that had held more than 3% (but none held more than 6%) of our outstanding ordinary shares in fiscal 1998 or 1997 now hold less than 3% of our outstanding ordinary shares. None of the holders with 3% or more of our ordinary shares has different voting rights from other holders of ordinary shares. To our knowledge, we are not controlled, directly or indirectly, by any corporation, foreign government or any other natural or legal person or group of persons.

ITEM 8. FINANCIAL INFORMATION

     FINANCIAL STATEMENTS


     The financial statements required by this Item 8 are found immediately following Item 19. After April 1, 2000, we acquired Merrychef. See Note 9 to our unaudited consolidated financial statements.


     LEGAL PROCEEDINGS

MATERIAL LAWSUITS

     In 1996 Bomar Resources Holdings Inc. ("BRHI"), among others, brought an action against us in the U.S. Federal District Court for the Southern District of New York for indemnification against various third party claims. We granted the indemnity in connection with the 1988 sale of our former subsidiary,

Bomar Resources Inc. ("Bomar"), to BRHI's predecessors. In September 1999, the jury found us liable to indemnify BRHI for L1.1 million ($1.8 million) plus interest, and for 50% of BRHI's future costs and damages which may result from a separate action in New York federal court against Bomar brought by International Mineral and Resources, S.A. (the "IMR action"), concerning Bomar's interference with IMR's contract to purchase a shipping vessel in 1987. We moved to set aside the verdict against us and for judgment in our favor. On May 26, 2000, the court heard oral argument on the motion and received supplemental briefs on June 6 and June 9, 2000.


     Separately, in October 1999, judgment was entered against Bomar and other defendants in the IMR action, holding Bomar liable to IMR for L26.6 million ($42.5 million). This amount was subsequently reduced to approximately L23.7 million ($37.7 million). We have been advised that Bomar has appealed the amount of this judgment.


     In January 2000, IMR and a related entity commenced proceedings against us, BRHI and others in New York State court. In the state court action, plaintiffs assert claims against us arising from the indemnity under which we were held liable for BRHI's damages in the District Court action. Despite the finding of only 50% liability in that case, plaintiffs seek to recover from us the entire judgment rendered against Bomar in the IMR action. In addition, plaintiffs assert causes of action against us for fraudulent conveyance based on New York's Debtor and Creditor Law. As to these claims, plaintiffs allege that while Bomar was defendant in the IMR action, it conveyed L18.8 million ($30.0 million) to us without fair consideration. Plaintiffs seek to recover the sum of the alleged fraudulent conveyance from us to partially satisfy the judgment against Bomar in the IMR action. We have moved the court to dismiss the state court action. On June 23, 2000 the court heard oral argument on the motion. To the extent that Bomar succeeds, on its appeal in the IMR action, in reducing the amount of the L23.7 million ($37.7 million) judgment against it, the amount being sought by IMR from us in the state court action would be reduced accordingly.


     In January 1999, William L. Hall commenced proceedings against Welbilt and Welbilt Holding Company in the U.S. District Court for the Northern District of Indiana claiming common law fraud, violation of the federal and Indiana securities laws, constructive fraud and breach of contract arising from the sale of the stock of Consolidated Industries Corp. ("Consolidated") by Welbilt Holding to Mr. Hall in January 1998 under a stock purchase agreement dated January 6, 1998. Welbilt asserted counterclaims for breach of contract and declaratory relief that Welbilt is relieved of any future obligations it may have under the stock purchase agreement. Mr. Hall claimed an unspecified amount of actual damages but asserted that his damages include the purchase price for Consolidated of L4.4 million ($7.0 million). On March 1, 2000, Welbilt moved for summary judgment dismissing all of Hall's claims. The court granted summary judgment in favor of Welbilt on May 8, 2000. Hall has filed an appeal.

     In May 1999, Consolidated, then a debtor in bankruptcy, commenced proceedings against Welbilt in the U.S. Bankruptcy Court for the Northern District of Indiana alleging that fraudulent transfers had occurred from Consolidated to Welbilt, that Welbilt had acted in breach of its fiduciary duty to Consolidated and that Welbilt was the "alter ego" of Consolidated and is therefore liable for all of Consolidated's debts. Consolidated is a defendant in a putative class action commenced in December 1997 in Indiana state court seeking damages against Consolidated on behalf of the class for manufacturing and selling allegedly defective furnaces. By operation of bankruptcy law and procedure, the Indiana case was removed from the state court to the bankruptcy court. An attempt by the plaintiffs in that action to assert a claim against Welbilt on the alter ego theory was denied without prejudice by the bankruptcy court on procedural grounds. Consolidated is also a defendant in a certified class action in California, which claims that furnaces manufactured by it were defective.

     The Trane Company, a division of American Standard Inc., had threatened to commence an action against Welbilt seeking to hold it liable for Consolidated's obligations to Trane on the same alter ego theory posited by Consolidated. In March 2000, Welbilt filed an action against Trane in Delaware Chancery Court for a declaratory judgment and injunctive relief concerning the alter ego theory. On February 29, 2000, Trane commenced an action in Texas state court involving the same issues. Welbilt has filed a special appearance in the Texas court objecting to the court's jurisdiction and asserting that the claims should be heard in Delaware, where Welbilt, Welbilt Holding and American Standard are incorporated.

     We are vigorously contesting or pursuing, as applicable, the above-described lawsuits and claims. We record, on our financial statements, losses that we consider to be probable and reasonably estimable. Based upon our current assessments of these lawsuits and claims and the capital resources available to us, we believe that the ultimate resolution of these lawsuits and claims would not exceed, by a material amount, the aggregate of the amounts accrued in respect of these lawsuits. Therefore, the resolution of these lawsuits should not have a material effect on our financial condition, liquidity or results of operations. However, due to the uncertainties involved in litigation, there are cases, including certain of the claims described above, in which either the outcome is not reasonably predictable or losses, if any, are not reasonably estimable. If the above-described lawsuits and claims were ultimately determined in a manner adverse to us, and in amounts in excess of our accruals, it is reasonably possible that those determinations could have a material effect on our net income in a given reporting period. The term "reasonably possible" as used in the preceding sentence means that the chance of a future transaction or event occurring is more than remote but less than likely.

OTHER

     We are routinely a defendant in litigations involving product liability claims. These litigations are generally covered by insurance. From time to time, one of our subsidiaries may be named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act or similar state statutes in connection with hazardous waste sites. We do not believe that any liability which might be imposed on us in connection with these environmental proceedings, either individually or in the aggregate, will have a material adverse effect upon our business or financial condition.

     DIVIDEND POLICY


     For fiscal 1999, we paid dividends of an aggregate of 12.5 pence per share, as compared with dividends of 9.5 pence per share for 1998. In fiscal 2000, we paid an interim dividend of 4.4 pence per share, as compared with an interim dividend in fiscal 1999 of 4.0 pence per share.

     Our policy is to distribute a portion of our after-tax profits to shareholders by way of payments of dividends. Payments are usually made twice each fiscal year. We make an interim payment each year following the publication of our financial results for the half year ended on March 31. We make a final dividend payment following the approval by our shareholders of the Board's recommendation of the final dividend amount at our annual general meeting.

     In deciding upon the amount of the interim payment and in formulating its final dividend recommendation to shareholders, the Board considers, among other things, the ongoing level of profits anticipated from our business, our cash needs, shareholder expectations and prospects for further investment in growth initiatives.

ITEM 9.  THE OFFER AND LISTING


     We are registering our American Depository Shares ("ADSs") in the U.S. in this registration statement, and each ADS will represent four ordinary shares. We have also applied to list the ADSs on the NYSE under the ticker symbol "ENO". There will be no offering of new ADSs, and we will not receive any proceeds from registering and listing the ADSs. We will bear the expenses and fees of the depositary and the NYSE in connection with sponsoring the listing. Our ordinary shares are listed on the Official List of the London Stock Exchange, and currently no U.S. trading market for the ordinary shares exists. A description of rights and restrictions relating to the ordinary shares is set forth under "Item 10. Additional Information -- Share Capital."


     The ADSs have never been listed or traded on any market, and we cannot promise that, even if an active trading market does develop, the price of the ADSs will be proportional to the price of the ordinary shares on the London Stock Exchange. For your information, however, the following table sets forth, for the periods indicated, the high and low closing middle-market prices of our ordinary shares, in pence, derived from the Daily Official List of the London Stock Exchange.



                                            MARKET PRICES (IN PENCE)
FISCAL YEAR ENDED                          HIGH                   LOW
-----------------                          ----                   ---
September 30, 1995                         275.0                 164.0
September 28, 1996                         222.0                 103.5
September 27, 1997                         172.5                 103.0
September 26, 1998                         260.0                 161.5
October 2, 1999 (53 weeks)                 327.0                 155.0

FISCAL YEAR ENDED SEPTEMBER 26,  1998
First Quarter                              201.5                 162.0
Second Quarter                             230.5                 181.5
Third Quarter                              260.0                 211.5
Fourth Quarter                             237.5                 161.5

FISCAL YEAR ENDED OCTOBER 2, 1999
First Quarter                              192.5                 155.0
Second Quarter                             220.5                 167.0
Third Quarter                              260.5                 218.5
Fourth Quarter                             327.0                 238.5



FISCAL YEAR ENDING SEPTEMBER 30, 2000
First Quarter                              338.5                 276.5
Second Quarter                             356.5                 262.0
Third Quarter (through June 22, 2000)      333.5                 301.5



CALENDAR MONTH
December 1999                              338.5                 317.0
January 2000                               356.5                 293.5
February 2000                              297.5                 267.5
March 2000                                 305.5                 262.0
April 2000                                 320.0                 301.5
May 2000                                   333.5                 307.5


     On June 22, 2000, the closing middle-market price of our ordinary shares, as derived from the Daily Official List of the London Stock Exchange was 322.0 pence per share.

     The ADSs will be in registered form. The Bank of New York has agreed to act as depositary and registrar for the American Depositary Receipts ("ADRs") that will evidence the ADSs. We have applied to list 67,555,347 ADSs on the NYSE. Each ADS will represent four ordinary shares. We cannot promise that the NYSE will approve our application or list any of our ADSs, but we hope to obtain approval for the listing during June 2000. If the NYSE does not approve our application, we would consider listing the ADSs on another U.S. trading market. After the registration of the ADSs is approved by the SEC and upon listing, we will issue a press release in the U.S. to announce the commencement of trading.


     Once the ADSs are registered and listed, holders of ordinary shares will be able to deposit their shares and receive ADSs through the depositary, and investors will be able to purchase ADSs, at prevailing prices, through brokers authorized to transact business on the NYSE. A complete description of the arrangements for transfer, the restrictions on free transferability and other rights and restrictions of our ADSs is set forth under "Item 12. Description of Securities Other than Equity Securities."

ITEM 10.  ADDITIONAL INFORMATION

     SHARE CAPITAL


     Our authorized share capital is L172,100,000, divided into 344,200,000 ordinary shares, nominal value 50 pence each. Of these, 249,694,873 and 249,756,862 were issued and outstanding on April 1, 2000 and June 22, 2000, respectively. All of the issued and outstanding ordinary shares are duly authorized, validly issued and fully paid.

     1,477,341 ordinary shares are held in an independently managed Executive Share Option Plan (the "EXSOP trust"). The EXSOP trust was established in 1994 to purchase shares to meet some of the future obligations under our 1993 employee option scheme. Shares are distributed to employees upon exercise of options held by them and payment by them of the exercise price. We finance the EXSOP trust by way of an interest free loan of L3.1 million. The EXSOP trust has waived the right to receive dividends on all shares held. See Note 13 to our audited consolidated financial statements.




RECONCILIATION OF CHANGE IN ORDINARY SHARES AND CULS                       ORDINARY SHARES                  CULS
DURING FISCAL 1999:
At September 26, 1998                                                          153,186,805           230,423,515
Exercise of share options under the Sharesave Scheme (1992)                        417,553                    --
Exercise of share options under the Executive Scheme (1984)                      2,259,894                    --
Exercise of share options under the Executive Scheme (1995)                        175,387                    --
Conversion of CULS into ordinary shares                                         55,513,488          (136,009,136)
AT OCTOBER 2, 1999                                                             211,553,127            94,414,379


     The proceeds of the exercise of options in fiscal 1999 amounted to L2.7m. During fiscal 2000, CULS with a nominal value of L93,348,044 were converted into 38,100,937 ordinary shares. On February 26, 2000, all remaining CULS were redeemed at a cost of L1,066,335. In addition, during fiscal 2000, through June 22, 2000, an additional 102,798 options to purchase ordinary shares were exercised, yielding exercise proceeds of L129,000.

     In addition to the issuances of ordinary shares described above, during fiscal 1998, we issued 400,554 ordinary shares upon the exercise of options and 94,300 ordinary shares upon the conversion of L231,040 of CULS. During fiscal 1997, we issued 114,947 ordinary shares upon the exercise of options and 15,475 ordinary shares upon the conversion of L37,917 of CULS. The proceeds of the exercise of options in fiscal 1998 amounted to L387,000.


     Except for the issuances upon the exercise of stock options and conversion of CULS, as described above, we have not issued any share capital for the last three years.


     More than 10% of outstanding shares have been issued in the past five years upon conversion of CULS into ordinary shares. We do not hold any shares in treasury. All of our issued ordinary share capital is in registered form and is freely transferable. At June 22, 2000, 4,511,162 ordinary shares were issuable under outstanding employee or director stock options. See "Item 6. Directors, Senior Management and Employees -- Director Compensation."

     On June 12, 2000, a committee of our Board passed a resolution approving the issuance of ADSs, the listing of 67,555,347 of our ADSs on the New York Stock Exchange, the execution of a deposit agreement and other arrangements with the Bank of New York and other matters in connection with our ADR program.

     MEMORANDUM AND ARTICLES OF ASSOCIATION

     Enodis is registered as Company No. 109849 with The Registrar of Companies for England and Wales. Our objects and purposes are to carry on, directly or indirectly, any trade or business whatsoever, whether manufacturing or otherwise, which may seem, in the opinion of the Board of Directors, to be capable of being conveniently or advantageously carried on by the Company. Our objects and purposes can be found, and are more particularly described, in clauses 4(A) through 4(D) of our Memorandum of Association, which has been filed as an exhibit to this registration statement.


     A director generally may not vote upon any proposal, arrangement or contract before the Board in which he or she has a material interest. A director is not counted towards the quorum with respect to a Board resolution on which he or she may not vote. Executive directors are not permitted to receive fees for serving as a director. The Board determines director fees for the non-executive directors, which fees shall not exceed L300,000 per year in the aggregate or a larger amount that the shareholders may approve by ordinary resolution. Our Board exercises our borrowing powers, except that the shareholders, by ordinary resolution, must approve all borrowings in excess of three times the aggregate of the amount, calculated as of the date of our latest audited consolidated balance sheet, as adjusted:

     -    paid on our issued share capital;
     - standing to the credit of our consolidated capital and revenue reserves; and
     -    standing to the credit of our consolidated profit and loss account.

Under our Articles of Association and Section 293 of the Companies Act 1985, the mandatory retirement age for our directors is 70. Our shareholders, however, may approve the election or re-election of directors who are 70 years old or older. Directors are not required to be shareholders.

     There are no restrictions under our Memorandum and Articles of Association or under English law that limit the rights of persons not resident in the U.K. to hold or to vote ordinary shares.

     ADDITIONAL RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHING TO ORDINARY
SHARES

     The following description is based upon provisions of our Memorandum and Articles of Association and English law. A copy of our Memorandum and Articles of Association has been filed as an exhibit to this registration statement. We urge you to read it thoroughly and to consult your own legal adviser as to other provisions of law applicable to the ordinary shares, the ADSs or holders of them.

     DIVIDENDS. The ordinary shares confer upon their holders the right to receive dividends when declared. Dividends on ordinary shares are recommended by the Board and declared by the shareholders by way of ordinary resolution. In addition, the Board may declare and pay interim dividends. No larger dividend may be declared than is recommended by the Board, but the shareholders may declare a smaller dividend. The Board may fix a date as the record date by reference to which a shareholder will be entitled to receive a dividend on the ordinary shares and a payment date by reference to which the dividend will be paid. Any dividend on the ordinary shares unclaimed for a period of 12 years from its date of payment shall be forfeited and shall revert to us. Dividends on our ordinary shares do not bear interest.

     RIGHTS IN LIQUIDATION. Subject to the rights attached to any shares issued on special terms and conditions, upon our liquidation or winding up, after all of our debts and liabilities and the expenses of the liquidation have been discharged, any surplus assets will be divided among the holders of ordinary shares in proportion to their holdings of share capital.

     VOTING RIGHTS AND SHAREHOLDERS MEETINGS. Under English law, there are two types of general meetings of shareholders, annual general meetings and extraordinary general meetings. The annual general meeting must be held, each calendar year, not more than 15 months from the previous annual general meeting. At the annual general meeting, matters such as the retirement and election of directors, re-appointment of auditors and the fixing of their compensation, approval of the annual accounts and the directors' report and declaration of dividends are dealt with. Any other general meeting is known as an extraordinary general meeting. All of our shareholders are entitled to attend all of our general meetings.

     The directors may convene an extraordinary general meeting, and they must convene one if demanded by holders of not less than 10% of the paid-up voting share capital. An annual general meeting, and an extraordinary general meeting called to pass a special resolution, must be called upon at least 21 days' notice. Any other extraordinary general meeting must be called upon at least 14 days' notice. Where a special or extraordinary resolution is to be considered, the notice must specify the intention to propose the special or extraordinary resolution, as the case may be, and must quote the proposed resolution in full. No business may be transacted at any general meeting unless a quorum of two persons entitled to vote on the business to be transacted is present in person or by proxy.

     At a general meeting, a simple majority of the votes cast is sufficient to pass an ordinary resolution. The approval of a special resolution or an extraordinary resolution requires a majority of not less than 75% of the votes cast.

     Subject to the restrictions referred to in the following paragraph, at a meeting of shareholders every holder of shares present in person shall have one vote on a show of hands, and on a poll, every holder present in person or by proxy shall have one vote for every ordinary share held. A poll with respect to any resolution can be demanded by:

     -    the Chairman of the meeting;

     - not less than three shareholders present in person or by proxy and having the right to vote on the resolution;

     - a holder or holders present in person or proxy representing not less than 10% of the total voting rights with respect to the resolution; or

     - a holder or holders present in person or by proxy holding shares, conferring the right to vote on the resolution, on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all such shares.

     All or any of the special rights or privileges attached to our shares, subject to provisions of the Companies Act 1985, may only be varied either with the consent in writing of the holders of not less than 75% in nominal value of the issued shares of the affected class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of shares of that class.

     NOTIFICATION OF INTEREST IN SHARES. Section 198 of the Companies Act 1985 generally obliges a person who acquires an interest of 3% or more in our ordinary shares to notify us of that interest within two days following the day on which the obligation to notify arises. ADS holders are subject to Section
198. After the 3% level is reached, further notice must be given each time that the interest increases or decreases through a whole percentage figure, rounded down to the next whole number. For the purposes of the notification obligation, the interest of a person in the shares means direct and indirect interests, including shares held by the person's spouse or child, a corporate body that the person can direct or where the person controls one third or more of the voting power, or another party where the person and that other party acquire shares under a "concert party" agreement. A "concert party" agreement provides for one or more parties to acquire shares and imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of those shares.

     In addition, under Section 212 of the Companies Act 1985, by notice in writing, we may require a person who we know or believe to be, or to have been at any time during the three years immediately preceding the notice date, interested in shares or ADSs to confirm whether or not that is the case and to give further information relating to any interest. In addition to the restrictions on the rights attaching to shares imposed by the Companies Act 1985 for non-compliance with a Section 212 notice, our Articles of Association apply additional restrictions. The restrictions can include loss of voting rights, entitlement to dividends and other payments and restrictions on alienability.

     RELATED PARTY TRANSACTIONS. The London Stock Exchange rules generally require that before we engage in a substantial transaction with any person holding, or who has within the last 12 months held, 10% or more of our voting share capital, or who is, or within the last 12 months was, one of our directors, we must obtain shareholder approval of the transaction. The 10% shareholder or director may not vote on the resolution.

     ISSUANCE OF ADDITIONAL SHARES. Subject to the provisions of the Companies Act 1985, our Articles of Association and any relevant shareholders' resolution, the Board may issue, grant options over or otherwise deal with or dispose of authorized but unissued shares to any persons and on any terms as they deem appropriate. By virtue of Section 80 of that act, however, the Board may not, subject to limited exceptions in respect of employee share schemes, exercise any power to issue shares or derivative securities unless they have been authorized to do so by an ordinary resolution. Any such authority must state the maximum amount of shares which may be issued under it and the date on which it will expire, which must not be more than five years from the date the resolution is passed. On January 19, 2000, our shareholders passed an ordinary resolution authorizing our directors, under Section 80, to issue shares up to a nominal amount of L54,526,900, not including shares underlying options granted under our option plans, for a period of five years.


     Our share capital may be increased, consolidated and divided into shares of larger amounts than the ordinary shares, sub-divided into shares of smaller amount than the ordinary shares, and unissued ordinary shares may be canceled, in each case, by an ordinary resolution of shareholders in a general meeting. Our issued share capital may be reduced by special resolution of shareholders in a general meeting and confirmation by the English courts. We may, with the prior approval of a special resolution of shareholders at a general meeting, purchase our own shares. Consistent with our past practice, at our annual general meeting held on January 19, 2000, our shareholders passed a special resolution authorizing the repurchase of up to 21.15 million of our ordinary shares.

     PRE-EMPTIVE RIGHTS. If shares are to be issued for cash, Section 89 of the Companies Act 1985 requires, subject to limited exceptions in respect of employee share schemes, that the shares first be offered to existing holders in proportion to their holdings. However, Section 95 of the Companies Act of 1985 provides that the shareholders of a company may by special resolution give power to its board to issue shares, in respect of which there is existing Section 80 authority, as if Section 89 did not apply. Consistent with our past practice, on January 19, 2000, our shareholders approved a special resolution authorizing the issue of shares, without first offering them to existing holders, up to an aggregate nominal amount of L5,250,000, which authority will expire at the conclusion of the next annual general meeting or if earlier, 15 months from the approval of the resolution.

     AMENDMENT OF ARTICLES OF ASSOCIATION. The Articles may be amended at any time by a special resolution of shareholders.

     INDEMNIFICATION OF DIRECTORS AND COMPANY OFFICERS

     Our directors and Secretary are entitled to indemnification from us against costs, losses and liabilities incurred by them in the proper exercise of their duties.

     REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the ordinary shares is Computershare Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, U.K.

     MATERIAL CONTRACTS


     We are party to a Credit and Guaranty Agreement dated as of August 13, 1999, as amended, with several lenders, including Barclays Bank PLC and National Westminster Bank Plc. The material terms of this agreement are described in "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

     We acquired Scotsman in August 1999, at a cost, including assumed debt, of approximately L496.1 million ($791.5 million). The acquisition was made under the terms of an agreement and plan of merger dated as of July 1, 1999 among Welbilt, Berisford Acquisition Corporation and Scotsman

Industries. Under the agreement, Berisford Acquisition purchased all of the outstanding shares of Scotsman for a price of L20.69 ($33.00) per share. On July 1, 1999, the last full trading day before the public announcement of the proposed acquisition, the market price of Scotsman's shares was L13.67 ($21.81) per share.


     Four of our subsidiaries are parties to an asset purchase agreement dated August 21, 1998 with Aladdin Industries, Inc. Under the purchase agreement, we acquired substantially all of Aladdin's institutional foodservice systems and components business. We paid L44.0 million ($70.2 million) and assumed certain liabilities of Aladdin relating to the purchased business. Aladdin's liability for a breach of the agreement was limited to L18.8 million ($30.0 million). Welbilt guaranteed the obligations of the four subsidiaries that are parties to the agreement.

     We are party to a Deposit Agreement dated as of ____________, 2000 with The Bank of New York, as depositary, and all owners and holders from time to time of ADRs issued thereunder, including the form of ADR. The material terms of this agreement are described in "Item 12. Description of Securities Other than Equity Securities -- Share Dividends and Other Distributions."


     We have an employment agreement with David W. Williams dated October 9, 1996, as amended. Mr. Williams is entitled to a base salary at the rate of L300,000 per annum. In addition, Mr. Williams participates in:

     -    our discretionary bonus scheme;

     - a defined contribution pension plan to which we pay a contribution each year of 30% of that part of salary that exceeds an earnings cap (defined under the U.K. Finance Act 1989, which is currently L91,800) and provides a cash sum at retirement of the accumulation of contributions, investment income and capital gains;

     - a defined benefit pension plan which provides for, among other things, a lifetime pension of up to 2/3 of Mr. Williams' salary up to the same earnings cap, which vests at the rate of 1/30th of his salary per year over the first 20 years of service, and a widow's pension of one-third of Mr. Williams' salary, up to the earnings cap, should Mr. Williams die during the term of his employment;

     - life insurance coverage which provides for a death benefit of four times Mr. Williams' salary; and

     -    our share option schemes.

Under the agreement, Mr. Williams is also provided with a car. In the event of illness or disability, Mr. Williams is entitled to receive his base salary for 26 weeks and will be retained on our payroll for the purpose of receiving any prolonged disability benefits which may be payable and for the purposes of the pension plans. We may terminate Mr. Williams' employment upon 12 months notice, and he may terminate his employment upon three months notice to us. The agreement also provides for one year post-employment restrictive covenants.

     We have an employment agreement with Jonathan P. Findler dated November 11, 1996, as amended. Mr. Findler is entitled to a base salary at the rate of L220,000 per annum. In addition, Mr. Findler participates in:

     -    our discretionary bonus scheme;

     - a defined contribution pension plan to which we pay a contribution each year of 30% of that part of salary that exceeds an earnings cap (defined under the U.K. Finance Act 1989, which is currently L91,800) and provides a cash sum at retirement of the accumulation of contributions, investment income and capital gains;

     - a defined benefit pension plan which provides for, among other things, a lifetime pension of up to 2/3 of Mr. Findler's salary up to the same earnings cap, which vests at the rate of 1/30th of his salary per year over the first 20 years of service, and a widow's pension of one-third of Mr. Findler's salary, up to the earnings cap, should Mr. Findler die during the term of his employment;

     - life insurance coverage which provides for a death benefit of four times Mr. Findler's salary; and

     -    our share option schemes.

Under the agreement, Mr. Findler is also provided with a car. In the event of illness or disability, Mr. Findler will receive his base salary for at least one year. We may terminate Mr. Findler's employment upon 12 months notice, and he may terminate his employment upon three months notice to us. The agreement also provides for one year post-employment restrictive covenants.

     Welbilt has an employment agreement with Andrew F. Roake dated December 9, 1997, as amended. Mr. Roake is entitled to a base salary at the rate of L322,823 ($515,000) per annum. In addition, Mr. Roake participates in:

     -    our discretionary bonus scheme;
     -    our share option schemes; and
     -    benefit plans generally provided to our other senior executives.

Under the agreement, Mr. Roake is also provided with a car. We may terminate Mr. Roake's employment with or without cause. If the termination is for cause, Mr. Roake is entitled to any earned but unpaid base salary and any expenses he incurred that have not yet been reimbursed. If the termination is without cause, Mr. Roake is entitled to the continuation of his base salary for one year from the date of termination. Mr. Roake may terminate his employment upon two months notice to us. Cause is defined in the agreement as dishonesty, willful misconduct or gross negligence, the failure to discharge proper directions faithfully or the commission of a felony. The agreement also provides for one year post-employment restrictive covenants.

     EXCHANGE CONTROLS

     There are currently no U.K. foreign exchange control restrictions affecting
(1) the import or export of capital, including the availability of cash and cash equivalents for use by us or (2) the payment of dividends, interest or other distributions to non-resident holders of our securities.

     TAXATION

     The following section is a general summary of the principal U.S. federal and U.K. tax consequences of the purchase, ownership and disposition of ADSs and, except as provided explicitly below, ordinary shares, to U.S. Holders. For these purposes, "U.S. Holders" are beneficial owners of ADSs or, where relevant, ordinary shares, who are any of the following:


     - citizens or residents of the U.S. for U.S. federal income tax purposes who are not also resident or, in the case of individuals, ordinarily resident, in the U.K. for U.K. tax purposes;

     - corporations or partnerships created or organized under the laws of the U.S. or any State thereof;

     - estates the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust, if a court within the U.S. is able to exercise primary supervision over the administration and control of the trust and one or more of the U.S. fiduciaries have the authority to control all substantial decisions of the trust.

     This summary is based on the current laws in force and regulations of the relevant taxation authorities and are subject to any changes in U.S. or U.K. law, or in the interpretation thereof by the relevant legislative, judicial or taxation authorities or in the double taxation conventions between the U.S. and the U.K. relating to (a) income and capital gains taxes (the "Income Tax Convention") and (b) estate and gift taxes (the "Estate Tax Convention"). This summary is also based, in part, on representations of the depositary and assumes that each obligation in the Deposit Agreement will be performed in accordance with its terms.


     This summary is of a general nature and does not discuss all aspects of U.S. and U.K. taxation that may be relevant to a particular investor. It deals only with ADSs held as capital assets and does not address special classes of purchasers, such as dealers in securities, U.S. Holders whose functional currency is not the U.S. dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules not discussed below. In particular, the following summary does address the tax treatment of U.S. Holders who own, directly or by attribution, 10% or more of our outstanding voting share capital.

     PROSPECTIVE PURCHASERS OF OUR ADSS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS WITH RESPECT TO THE U.K. AND OTHER FOREIGN TAX CONSEQUENCES, OF THE OWNERSHIP OF OUR ADSS APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.


     For purposes of the conventions and the U.S. Internal Revenue Code of 1986, U.S. Holders will be treated as the owners of the ordinary shares represented by ADSs.

     TAXATION OF DIVIDENDS


     No U.K. withholding tax is payable in respect of dividends on our ordinary shares or ADSs, except by way of a deduction in calculating the tax credit under applicable double taxation treaties. See below with respect to the Income Tax Treaty. For dividends paid up to April 5, 1999, we were required, when paying a dividend, to account to the U.K. Inland Revenue for an advance payment of corporation tax. This requirement was eliminated for dividends paid after April 6, 1999.


     An individual who is the beneficial owner of our ADSs and who resides in the U.K. is treated, for U.K. income tax purposes, as having taxable income equal to the amount of a dividend paid to him, plus a U.K. tax credit. The U.K. tax credit is an amount equal to one-ninth of the dividend received. The U.K. tax credit is not available to be refunded to him if it exceeds his overall income tax liability.


     Under the Income Tax Treaty, subject to limited exceptions, a U.S. holder who is a resident of the U.S. for purposes of the Income Tax Treaty is entitled to receive, in addition to any dividend paid by Enodis, the U.K. tax credit in respect of that dividend, but reduced by a U.K. withholding tax equal to 15% of the sum of the dividend paid and the U.K. tax credit. However, in respect of dividends paid after April 5, 1999, as a result of a reduction in the tax credit rate, the U.K. tax credit to persons entitled to this credit will not exceed the applicable withholding tax. Therefore U.S. Holders will not be entitled to receive a payment of any U.K. tax credit.


     For U.S. federal income tax purposes, the gross amount of a dividend (a) will be included in gross income by a U.S. holder (at the dollar value of the dividend payment, on the date of the receipt by the depositary, regardless of whether the dividend is translated into dollars) and (b) will be treated as foreign source dividend income to the extent paid out of our current accumulated earnings and profits as determined for U.S. federal income tax purposes. Any difference between the dollar amount included in income and the dollar amount actually received may constitute ordinary foreign currency gain or loss.

TAXATION OF CAPITAL GAINS

     A U.S. holder who is not resident or ordinarily resident in the U.K. for U.K. tax purposes will not be liable for U.K. tax on capital gains or eligible for relief for losses realized or accrued on the disposal of ADSs unless, at the time of disposal, the U.S. holder is carrying on a trade, profession or vocation in the U.K. through a branch or agency which constitutes a permanent establishment, and the ADSs are or have been before the time of disposal used, held or acquired for the purposes of the trade, profession or vocation of the branch or agency.

     Upon the sale or other disposition of an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. holder's adjusted tax basis in the ADS. This gain or loss will be capital gain or loss if the U.S. holder held the ADS as a capital asset.

     A U.S. Holder that is liable for both U.K. and U.S. tax on a gain on the disposal of an ADS will generally be entitled, subject to limitations under the Income Tax Convention, to credit the amount of U.K. capital gains or corporation tax, as the case may be, paid in respect of the gain against such U.S. holder's U.S. federal income tax liability in respect of the gain. U.S. Holders should seek professional tax advice to determine their entitlement to credit U.K. tax against their U.S. federal income tax liability.

ESTATE AND GIFT TAXES

     An ADS held by an individual U.S. holder whose domicile is determined to be in the U.S. for purposes of the Estate Tax Convention and who is not a national of the U.K. for those purposes will not be subject to U.K. inheritance tax on the individual's death or on a lifetime transfer of our ADSs, except where the ADSs (a) are part of the business property of a U.K. permanent establishment of an enterprise of the U.S. or (b) pertain to a U.K. fixed base used for the performance of independent personal services. The Estate Tax Convention generally provides a credit against U.S. federal estate or gift tax liability for the amount of any tax paid in the U.K. in a case where the ADSs are subject to both U.K. inheritance tax and to U.S. federal estate or gift tax. An individual U.S. holder will be subject to U.S. estate and gift taxes with respect to our ADSs in the same manner and to the same extent as with respect to other types of personal property.

U.K. STAMP DUTY ("SD") AND STAMP DUTY RESERVE TAX ("SDRT")

     SDRT at the then-applicable rate arises upon the deposit with the depositary or its nominee of ordinary shares in exchange for ADRs. The current rate of SDRT on the deposit of ordinary shares is 1.5%. In some cases, U.K. SD could also arise on the deposit, and the current rate is 1.5%. The amount of SDRT payable will be reduced by any SD paid in connection with the same transaction. SDRT will be payable by the depositary in the first instance. In accordance with the terms of the Deposit Agreement, the depositary will require holders to pay the amount in respect of this tax to the depositary before issuing the ADRs.

     If the instrument of transfer is not executed in the U.K. and remains at all subsequent times outside the U.K., no SD will be payable on the acquisition or transfer of ADSs. An agreement to transfer ADSs will not give rise to a liability for SDRT.

     A transfer of ordinary shares by the depositary or its nominee to the relative ADR holder when the ADR holder is not transferring beneficial ownership will give rise to SD at the rate of L5.00 per transfer.

     Transfer of ordinary shares, as opposed to ADSs, will normally give rise to a charge to SD at the rate of 0.5% of the price payable for the ordinary shares at the time of the transfer or agreement to transfer. SD and SDRT arising upon the sale of ordinary shares are usually payable by the purchaser. Where these ordinary shares are later transferred to the depositary, further SDRT will normally be payable upon the deposit at the rate of 1.5% of the value of the ordinary shares at the time of transfer. In certain cases, SD could also arise in the transfer at the rate of 1.5%, subject to the amount of any SDRT being reduced by the SD on the same transaction.

     DIVIDENDS AND PAYING AGENTS


     For information about dividends and our agent for the distribution of dividends on the ADSs in the U.S., see "Item 12. Description of Securities Other than Equity Securities -- Share Dividends and Other Distributions" and "Additional Rights, Preferences and Restrictions Attaching to Ordinary Shares" above. Our dividend policy is described under "Item 8. Financial Information -- Dividend Policy."


     DOCUMENTS ON DISPLAY


     We have filed a registration statement on Form 20-F with the Securities and Exchange Commission and this Amendment No. 1 to that registration. You may read and copy the registration statement and amendment and any other documents we have filed at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may also call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. After our ADSs are listed in the U.S., we plan to file annual, semi-annual and current reports, and any other required information, with the SEC.

     Whenever a reference is made in this registration statement to any contract or other document to which we are a party, the reference may not be complete. You should refer to the exhibits that are a part of this registration statement for a complete copy of the contract or document. You may request copies of these exhibits, and we will provide them at no cost, by writing or telephoning us at Washington House, 40-41 Conduit Street, London W1R 9FB, U.K., attention Mr. David Hooper, Company Secretary (Telephone: +44-20-7312-2500) or at the Welbilt Technology Center, 2227 Welbilt Blvd., New Port Richey, Florida 33655, U.S.A., attention Ms. Michele Nova (Telephone: 727-375-7010).

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risks from changes in foreign currency exchange rates and interest rates. We monitor and manage these risks as an integral part of our overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effects on its results. As a result, we do not anticipate any material losses in these areas.

     We operate a central treasury function that controls all decisions and commitments about cash management, arrangement of borrowing facilities, banking relationships and foreign currency commitments. Our treasury operations are conducted within a framework of policies and guidelines which have been authorized by the board of directors to regulate the activities of the central treasury function in terms of the approval levels and the scope of decision making. The central treasury function, in turn, has implemented policies and guidelines to control the activities of our subsidiaries.

     To reduce our currency translation and interest rate risks, we selectively use a number of financial instruments. We do not use financial instruments for trading purposes.

     INTEREST RATE RISK

     We are exposed to interest rate risk primarily due to our borrowing activities, the majority of which are denominated in U.S. dollars. Interest rate risk exists on our long-term floating rate borrowings, which at October 2, 1999 amounted to L417.4 million and at April 1, 2000 amounted to L397.6 million. To reduce the impact of changes in interest rates on these borrowings, a formal policy has been approved by our board to hedge approximately 65% of our long-term floating rate borrowings for a period of up to three years. Accordingly, subsequent to October 2, 1999, we have contracted with major financial institutions as follows:

     - forward interest rate agreement--we have a pre-set interest rate for a specified future period;

     - interest rate cap/floor agreement--we are entitled to receive from counterparties the amount, if any, by which the selected market interest rate exceeds the cap strike rate stated in the contract, or to pay to counterparties the amount, if any, by which the selected market interest rate falls below the floor strike rate, applied to the notional amount; and

     - interest rate swap agreements--we have agreed to exchange the difference between a fixed rate applied to the notional amount.

     At April 1, 2000, after adjusting for the effect of the above agreements, we had long-term fixed and floating rate borrowings of L267.7 million and L146.9 million, respectively. A hypothetical 100-basis point increase in the interest rate, as of April 1, 2000, would reduce net income by approximately L1.5 million.

     CURRENCY RISK

     A substantial part of our activities is conducted outside the U.K., and the majority of that activity is denominated in U.S. dollars. This gives rise to several elements of risk in respect of foreign exchange rate movements.

     Foreign currency requirements for sales transactions between our subsidiaries and our obligations to or from third parties are hedged through forward currency agreements with terms generally of less than one year. No speculative positions are taken. We monitor our foreign currency exposures to ensure the effectiveness of our foreign currency hedge positions. The principal currencies hedged include the euro and Canadian dollars. At October 2, 1999 and April 1, 2000, we had forward contracts maturing at various dates to sell L12.7 million and L17.0 million, respectively, in foreign currency. The approximate loss to us to terminate these agreements at October 2, 1999 and April 1, 2000, would have been approximately L0.2 million and L0.0 million, respectively.

     We also face exposure arising from the impact of translating our global foreign currency assets into pounds at balance sheet dates. Wherever possible, we seek to minimize this exposure through the matching of local currency borrowings and assets. We continually review this exposure and, in the event that a natural hedging position cannot be achieved, we consider the use of appropriate financial instruments. The translation impact on the balance sheet for fiscal 1999 was a gain of L1.1 million. This adjustment is included in our statement of shareholders' equity under the heading, "Accumulated Other Comprehensive Loss."

     A hypothetical 10% strengthening of the pound against all currencies in which our international net earnings and net assets are denominated would:

     - reduce our net income at April 1, 2000 by L1.8 million and at October 2, 1999 by L5.0 million, mainly due to U.S. dollar exposure.

     - reduce our net assets April 1, 2000 by L7.6 million and at October 2, 1999 by L6.9 million, mainly due to U.S. dollar and euro exposure.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS AND THE DEPOSIT AGREEMENT

     The Bank of New York will act as depositary and will issue our ADRs. The ADRs evidence our ADSs. Each of our ADSs represents four deposited ordinary shares. Each ADR may also represent other securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The Bank of New York's corporate trust office is located at 101 Barclay Street, New York, NY 10286. Its principal executive office is located at One Wall Street, New York, NY 10286.

     You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes that you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.


     Because The Bank of New York will actually hold the ordinary shares represented by your ADSs, you must rely on it to exercise all rights associated with the shares underlying your ADSs. The obligations of The Bank of New York are set out in an agreement among Enodis, The Bank of New York and you, as an ADS holder. The agreement and the ADRs are generally governed by New York law.


     The following is a summary of the material terms of the agreement. You should read the entire agreement and the ADR. Directions on how to obtain copies of these are provided in "Item 10. Additional Information -- Documents on Display." You should also read the description of our ordinary shares in "Item
10. Additional Information -- Additional Rights, Preferences and Restrictions Attaching to Ordinary Shares," because your ADSs represent an interest in the ordinary shares.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

     The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADRs represent.


     CASH. The Bank of New York will translate any cash dividend or other cash distribution that we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the U.S. If that is not possible or if any approval from the U.K. government is needed and cannot be obtained, the agreement allows The Bank of New York to distribute the cash in pounds only to those ADR holders to whom it is possible to do so. It will hold the pounds it cannot translate for the account of the ADR holders who have not been paid. It will not invest the pounds, and it will not be liable for any interest.


     The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. IF THE EXCHANGE RATES FLUCTUATE DURING A TIME WHEN THE BANK OF NEW YORK CANNOT TRANSLATE THE POUNDS, YOU MAY LOSE SOME OR ALL OF THE VALUE OF THE DISTRIBUTION.


     SHARES. The Bank of New York may distribute new ADRs representing any shares that Enodis may distribute as a dividend or free distribution, if we furnish The Bank of New York promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADSs. It will sell shares which would require it to use a fractional ADS and distribute the net proceeds in the same way as it distributes cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the new shares.


     RIGHTS TO RECEIVE ADDITIONAL SHARES. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides that it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds in the same way as it distributes cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

     If The Bank of New York makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and issue ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

     U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.


     OTHER DISTRIBUTIONS. The Bank of New York will send to you anything else that Enodis distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and to distribute the net proceeds in the same way as it distributes cash or it may decide to hold what we distributed, in which case the ADRs will also represent the newly distributed property.


     The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADRs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive distributions that we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

DEPOSIT, WITHDRAWAL AND CANCELLATION


     The Bank of New York will issue ADRs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the London office of The Bank of New York, at One Canada Square, London, E14 5AL. This office acts as the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its corporate trust office to the persons you request.


     You may also turn in your ADRs at The Bank of New York's corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADR at the office of the custodian. Or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its office.

VOTING RIGHTS

     You may instruct The Bank of New York to vote the shares underlying your ADRs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting long enough in advance to withdraw the shares.

     As soon as practicable after we notify The Bank of New York of a meeting of holders, The Bank of New York will notify you of the upcoming vote and arrange to deliver our proxy soliciting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you, on or before a date specified in the notice, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to U.K. law and the provisions of our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. However, if The Bank of New York does not receive your voting instructions, you will be deemed to have instructed The Bank of New York to give a discretionary proxy to a person that we designate, and The Bank of New York will do so.

     We cannot promise that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote the shares represented by your ADSs. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the shares represented by your ADSs are not voted as you requested.

FEES AND EXPENSES

     Below is a table showing the fees and expenses that you will need to pay to The Bank of New York for services relating to your ADRs.


-------------------------------------------------    ---------------------------------------------------
ADR HOLDERS MUST PAY:                                FOR:
-------------------------------------------------    ---------------------------------------------------
$5.00 (OR LESS) PER 100 ADSS                         EACH ISSUANCE OF AN ADS, INCLUDING AS A RESULT OF
                                                     A DISTRIBUTION OF SHARES OR RIGHTS OR OTHER
                                                     PROPERTY

                                                     EACH CANCELLATION OF AN ADS, INCLUDING IF THE
                                                     AGREEMENT TERMINATES
-------------------------------------------------    ---------------------------------------------------
$.02 (OR LESS) PER ADS                               ANY CASH PAYMENT, EXCEPT FOR DISTRIBUTIONS OF
                                                     CASH DIVIDENDS
-------------------------------------------------    ---------------------------------------------------
REGISTRATION OR TRANSFER FEES                        TRANSFER AND REGISTRATION OF SHARES ON THE SHARE
                                                     REGISTER OF OUR U.K. REGISTRAR FROM YOUR NAME TO
                                                     THE NAME OF THE BANK OF NEW YORK OR ITS AGENT
                                                     WHEN YOU DEPOSIT OR WITHDRAW SHARES
-------------------------------------------------    ---------------------------------------------------
EXPENSES OF THE BANK OF NEW YORK                     TRANSLATION OF POUNDS TO U.S. DOLLARS

                                                     CABLE, TELEX AND FACSIMILE TRANSMISSION EXPENSES
-------------------------------------------------    ---------------------------------------------------
TAXES AND OTHER GOVERNMENTAL CHARGES THAT THE        AS NECESSARY
BANK OF NEW YORK OR THE CUSTODIAN HAVE TO PAY ON
ANY ADR OR SHARE UNDERLYING AN ADR, FOR
EXAMPLE, STOCK TRANSFER TAXES OR STAMP DUTY
---------------------------------------------------- ------------------------------------------------




PAYMENT OF TAXES

     You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until the taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed, and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS





-------------------------------------------------    ---------------------------------------------------
IF ENODIS:                                           THEN:
-------------------------------------------------    ---------------------------------------------------
CHANGES THE NOMINAL OR PAR VALUE OF ITS              THE CASH, SHARES OR OTHER SECURITIES
                                                     RECEIVED BY THE SHARES; OR BANK OF
                                                     NEW YORK WILL BECOME DEPOSITED SECURITIES.

                                                     EACH ADR WILL AUTOMATICALLY REPRESENT ITS EQUAL SHARE

RECLASSIFIES, SPLITS UP OR CONSOLIDATES ANY          OF THE NEW DEPOSITED SECURITIES, UNLESS ADDITIONAL
OF THE DEPOSITED SECURITIES; OR                      ADRS ARE DELIVERED; OR

DISTRIBUTES SECURITIES ON THE SHARES THAT ARE        THE BANK OF NEW YORK MAY ISSUE NEW ADRS OR ASK
NOT DISTRIBUTED TO YOU; OR                           YOU TO SURRENDER YOUR OUTSTANDING ADRS IN EXCHANGE
                                                     FOR NEW ADRS IDENTIFYING THE NEW DEPOSITED SECURITIES.
                                                     THE BANK OF NEW YORK MAY, AND WILL IF WE ASK IT TO DO SO,
RECAPITALIZES, REORGANIZES, MERGES, LIQUIDATES,      DISTRIBUTE SOME OR ALL OF TEH CASH, SHARES OR OTHER
SELLS ALL OR SUBSTANTIALLY ALL OF ITS ASSETS         SECURITIES IT RECEIVED.
OR TAKES ANY SIMILAR ACTION
-------------------------------------------------    ---------------------------------------------------


AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     We may agree with The Bank of New York to amend the agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other similar expenses, or prejudices an important right of ADR holders, it will only become effective 30 days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the agreement as amended.

     The Bank of New York will terminate the agreement if we ask it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told us that it would like to resign, and we have not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify you at least 90 days before termination.

     After termination, The Bank of New York and its agents will be required only to continue to collect dividends and distributions on the deposited securities and deliver shares and other deposited securities and property upon cancellation of ADRs. After termination, The Bank of New York may sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the proceeds of the sale and other cash. After termination, our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO ADR HOLDERS


     The agreement expressly limits our obligations and the obligations of The Bank of New York, and it limits our liability and the liability of The Bank of New York. Enodis and The Bank of New York:


     - are only obligated to take the actions specifically set forth in the agreement without negligence or bad faith;

     - are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the agreement;

     - are not liable if either exercises discretion permitted under the agreement;

     - have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the agreement on your behalf or on behalf of any other party; and

     - may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.


     In the agreement, The Bank of New York agrees to indemnify Enodis for damages and expenses arising from the Bank's negligence or bad faith. Enodis generally agrees to indemnify the Bank for its damages or expenses arising from the agreement, except those arising from the Bank's negligence or bad faith.

REQUIREMENTS FOR DEPOSITARY ACTIONS

     Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or process a withdrawal of shares, The Bank of New York may require:

     - payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

     - production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

     - compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

     The Bank of New York may refuse to deliver, transfer, or register transfers of ADRs generally when our books or those of The Bank of New York are closed, or at any time if The Bank of New York or we think it advisable to do so.

     You have the right to cancel your ADRs and withdraw the underlying shares at any time except:



     - when temporary delays arise because: (1) The Bank of New York or Enodis has closed its transfer books; (2) the shares are deposited in connection with voting at a shareholders' meeting; or (3) we are paying a dividend on the shares;

     - when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

     - when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.


     This right of withdrawal may not be limited by any other provision of the agreement.

PRE-RELEASE OF ADRS

     Subject to the provisions of the deposit agreement, The Bank of New York may issue ADSs before deposit of the underlying shares. This is called a pre-release of ADSs. The Bank of New York may also deliver shares prior to the receipt and cancellation of pre-released ADSs even if the ADSs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADSs instead of shares to close out a pre-release. The Bank of New York may pre-release ADSs only under the following conditions:

     (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer, as the case may be,

          (a)  owns the shares or ADSs to be remitted;

          (b) assigns all right, title and interest in the ADSs or shares to The Bank of New York in its capacity as the depositary and for the benefit of the holders of the ADSs; and

          (c) will not take any action with respect to the ADSs or shares that is inconsistent with the assignment of ownership, including, without the consent of The Bank of New York, depositing of the ADSs or shares, other than in satisfaction of the pre-release;

     (2) the pre-release must be fully collateralized with cash or other collateral that The Bank of New York determines will provide similar liquidity and security; and

     (3) The Bank of New York must be able to close out the pre-release on not more than five business days' notice.

     The pre-release will be subject to any indemnities and credit regulations that The Bank of New York considers appropriate. In addition, The Bank of New York will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to ADSs representing 30% of the deposited ordinary shares. However, The Bank of New York may disregard the limit from time to time, if it decides that it is reasonably appropriate to do so.

REPORTS

     We send annual and semi-annual reports to holders of our ordinary shares. You may inspect these at The Bank of New York's corporate trust office. Upon request, The Bank of New York will send to you a copy of our annual and semi-annual reports and any other notices and shareholder communications.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not Applicable.

ITEM 18.  FINANCIAL STATEMENTS

     The financial statements described below included in this registration statement immediately following Item 19.



DESCRIPTION                                                                                               PAGE NO.
Berisford plc Consolidated Financial Statements as of October 2, 1999 and
September 26, 1998 and for the three years in the period ended October 2, 1999:

Report of Deloitte & Touche, Independent Auditors.............................................................F-1
Consolidated Balance Sheets...................................................................................F-2
Consolidated Statements of Income.............................................................................F-3
Consolidated Statements of Cash Flows.........................................................................F-4
Consolidated Statements of Shareholders' Equity...............................................................F-5
Notes to Consolidated Financial Statements.............................................................F-6 - F-26


Enodis plc Unaudited Consolidated Financial Statements as of April 1, 2000 and for the 26 weeks ended April 1, 2000 and March 27, 1999:

Unaudited Consolidated Balance Sheet.........................................................................F-27
Unaudited Consolidated Statements of Income..................................................................F-28
Unaudited Consolidated Statements of Cash Flows..............................................................F-29
Unaudited Consolidated Statements of Shareholders' Equity....................................................F-30
Notes to Unaudited Consolidated Financial Statements......................................................F-31-35

Scotsman Industries, Inc. Consolidated Financial Statements as of
January 3, 1999 and for the three years in the period ended January 3, 1999:

Consolidated Statement of Income.............................................................................F-36
Consolidated Balance Sheet...................................................................................F-37
Consolidated Statement of Cash Flows.........................................................................F-38
Consolidated Statement of Shareholders' Equity...............................................................F-39
Notes to Consolidated Financial Statements..............................................................F-40-F-64
Report of Arthur Andersen, LLP, Independent Auditors.........................................................F-65
Schedule II -- Valuation and Qualifying Accounts.............................................................F-66

Scotsman Industries, Inc. Unaudited Condensed Financial Statements as of July 4,
1999 and for the six months in the periods ended July 4, 1999 and July 5, 1998:

Unaudited Condensed Consolidated Statements of Income.....................................................F-67-68
Unaudited Condensed Consolidated Balance Sheet...............................................................F-69
Unaudited Condensed Consolidated Statements of Cash Flows....................................................F-70
Notes to Unaudited Condensed Consolidated Financial Statements..........................................F-71-F-76



ITEM 19.  EXHIBITS



EXHIBIT NO.         DESCRIPTION OF DOCUMENT



    1.1             Certificate of Incorporation, as amended, and Memorandum of Association of the
                    Registrant, as amended.

    1.2             Articles of Association of the Registrant, as amended.

    2.1             Deposit Agreement dated as of ____________, 2000 among the Registrant, The Bank of
                    New York, as Depositary, and all owners and holders from time to time of ADRs issued thereunder, including the form of ADR.*

    4.1             The Registrant's Executive Share Option Scheme (1984).*

    4.2             The Registrant's Executive Share Option Scheme (1993).*

    4.3             The Registrant's Executive Share Option Scheme (1995).*

    4.4             Service Contract between the Registrant and David W. Williams dated October 9, 1996.*

    4.5             Service Contract between the Registrant and Jonathan P. Findler dated November 11,
                    1996.*

    4.6             Service Contract between Welbilt and Andrew F. Roake dated December 9, 1997.*

    4.7             Purchase Agreement dated August 21, 1998 among Berisford Nederland B.V., Aladdin
                    Industries, Incorporated and others.*

    4.8             Agreement and Plan of Merger dated as of July 1, 1999 among Welbilt, Berisford
                    Acquisition Corporation and Scotsman Industries, Inc., incorporated by reference to
                    Schedule 14D-1, Exhibit 99(c)(1) filed by Scotsman Industries, Inc. on July 9, 1999 (File
                    No. 005-40352).

    4.9 Credit and Guaranty Agreement dated as of August 13, 1999 among the registrant, Barclays Bank PLC, National
                    Westminster Bank Plc and others.*

    8.1             Significant Subsidiaries.

    10.1            Consent of Arthur Andersen LLP, Independent Public Accountants.



---------------------
    * Previously filed.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Berisford plc:

We have audited the accompanying consolidated balance sheets of Berisford plc and subsidiaries (collectively, the "Company") as of October 2, 1999 and September 26, 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended October 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 2, 1999 and September 26, 1998, and the results of its operations and its cash flows for the three years in the period ended October 2, 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

Deloitte & Touche

March 17, 2000

London, England


BERISFORD plc

CONSOLIDATED BALANCE SHEETS
(IN MILLIONS EXCEPT SHARE DATA)
----------------------------------------------------------------------------------------------------------------------------------

                                                                                OCTOBER 2,
                                                                                   1999         OCTOBER 2,    SEPTEMBER 26,
                                                                                 (NOTE 1)          1999           1998
                                                                               (CONVENIENCE
                                                                               TRANSLATION)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                      $   42.6          L 26.7          L 39.0
  Trade accounts receivable, less allowance for doubtful
    accounts of L4.4 and L4.6, respectively                                         279.5           175.2            91.8
  Inventories                                                                       233.4           146.3            93.6
  Prepaid expenses and other current assets                                          50.6            31.7            14.4
  Deferred income taxes                                                              52.5            32.9            21.5
                                                                                  -------         -------          ------
           Total current assets                                                     658.6           412.8           260.3
PROPERTY, PLANT AND EQUIPMENT, net                                                  212.3           133.1            62.2
GOODWILL, net                                                                     1,015.7           636.7           292.2
DEFERRED INCOME TAXES                                                               136.1            85.3           106.9
OTHER ASSETS                                                                         79.3            49.7            41.0
                                                                                  -------         -------          ------
TOTAL ASSETS                                                                    $ 2,102.0       L 1,317.6         L 762.6
                                                                                  =======         =======          ======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade accounts payable                                                         $  133.5          L 83.7          L 42.4
  Accrued expenses and other current liabilities                                    263.9           165.4           103.3
  Short-term debt                                                                     8.1             5.1            18.9
  Current portion of long-term debt                                                 118.8            74.5             1.0
  Income taxes payable                                                               14.4             9.0             3.8
                                                                                  -------           -----           -----
           Total current liabilities                                                538.7           337.7           169.4
LONG-TERM DEBT                                                                      711.2           445.8           238.9
OTHER LIABILITIES                                                                    81.5            51.1            25.8
MINORITY INTEREST                                                                     1.6             1.0             0.1
                                                                                  -------           -----           -----
           Total liabilities                                                      1,333.0           835.6           434.2
                                                                                  -------           -----           -----

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Ordinary shares, 50p par value, 344,200,000 shares authorized,                    168.8           105.8            76.6
    211,553,127 and 153,186,805 shares issued and outstanding, respectively
  Additional paid-in capital                                                        264.7           165.9            59.2
  Retained earnings                                                                 358.3           224.6           213.0
  Accumulated other comprehensive loss                                              (22.8)          (14.3)          (20.4)
                                                                                 ---------         -------         ------
           Total shareholders' equity                                               769.0           482.0           328.4
                                                                                 ---------         -------         ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $ 2,102.0      L 1,317.6         L 762.6
                                                                                 =========         =======        =======

See notes to consolidated financial statements.


BERISFORD plc

CONSOLIDATED STATEMENTS OF INCOME
(IN MILLIONS EXCEPT SHARE DATA)
--------------------------------------------------------------------------------------------------------------------------------

                                             53 WEEKS       53 WEEKS         52 WEEKS               52 WEEKS
                                               ENDED          ENDED            ENDED                 ENDED
                                            OCTOBER 2,     OCTOBER 2,      SEPTEMBER 26,        SEPTEMBER 27,
                                               1999           1999             1998                   1997
                                             (NOTE 1)
                                           (CONVENIENCE
                                           TRANSLATION)

   NET SALES                              $   1,206.5     L 756.3              L 586.4              L 533.8
   COSTS OF GOODS SOLD                          768.3       481.6                377.4                353.2
                                          -----------      ------               ------               ------
              Gross profit                      438.2       274.7                209.0                180.6

   SELLING, GENERAL AND ADMINISTRATIVE
     EXPENSES                                   272.9       171.1                131.9                118.7

   DEPRECIATION AND AMORTIZATION                 57.0        35.7                 26.1                 23.8
                                          -----------      ------               ------               ------
              Operating profit                  108.3        67.9                 51.0                 38.1

   OTHER INCOME, NET                              3.1         1.9                  1.8                  1.3

   INTEREST EXPENSE, NET INCLUDING
     AMORTIZATION OF DEBT
     ISSUANCE COSTS                             (21.2)      (13.3)                (9.6)               (9.6)
                                          -----------      ------               ------              ------
   INCOME BEFORE INCOME TAXES
     AND EXTRAORDINARY GAIN                      90.2        56.5                 43.2                29.8
   PROVISION FOR INCOME TAXES                    46.6        29.2                 26.9                17.2
                                          -----------      ------               ------               ------
   INCOME BEFORE EXTRAORDINARY GAIN              43.6        27.3                 16.3                12.6
   EXTRAORDINARY GAIN                               -           -                    -                24.9
                                          -----------      ------               ------              ------
   NET INCOME                             $      43.6      L 27.3               L 16.3              L 37.5
                                          ===========      ======               ======              ======

   BASIC EARNINGS PER ORDINARY
     SHARE (PENCE):
     Income before extraordinary gain     $      0.28       17.4 p                10.8 p               8.3 p
     Extraordinary gain                             -          -                     -                16.4 p
                                          -----------      ------               ------               ------
     Net income                           $      0.28       17.4 p                10.8 p              24.7 p
                                          ===========      ======               ======              ======
   DILUTED EARNINGS PER ORDINARY
     SHARE (PENCE):
     Income before extraordinary gain     $      0.23       14.3 p                10.6 p               8.2 p
     Extraordinary gain                             -          -                     -                16.2 p
                                          -----------      ------               ------              ------
     Net income                           $      0.23       14.3 p                10.6 p              24.4 p
                                          ===========      ======               ======              ======

See notes to consolidated financial statements.


BERISFORD plc


CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN MILLIONS)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                 53 WEEKS
                                                                  ENDED
                                                                 OCTOBER 2,         53 WEEKS          52 WEEKS           52 WEEKS
                                                                   1999              ENDED             ENDED             ENDED
                                                                 (NOTE 1)          OCTOBER 2,       SEPTEMBER 26,      SEPTEMBER 27
                                                               (CONVENIENCE           1999             1998               1997
                                                               TRANSLATION)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                   $  43.6              L 27.3           L 16.3             L 37.5
  Adjustments to reconcile net income to net cash
  provided by operations:
    Depreciation and amortization                                 57.0                35.7             26.1               23.8
    Gain on sale of fixed assets                                  (0.5)               (0.3)            (1.3)              (0.8)
    Deferred income taxes                                         37.2                23.3             23.4               13.6
    Extraordinary gain                                               -                   -                -              (24.9)
    Change in operating assets and liabilities:
      Increase in accounts receivable                             (4.5)               (2.8)           (12.8)              (2.4)
      Decrease in inventories                                      1.8                 1.1              1.8                4.4
      Increase in prepaid expenses and other current assets       (1.0)               (0.6)            (4.3)              (4.0)
      (Decrease) increase in trade accounts payable              (20.1)              (12.6)             7.1                4.7
      Decrease in accrued expenses and other current liabilities  (0.8)               (0.5)            (2.2)              (5.3)
      Other, net                                                  (6.4)               (4.0)            (4.6)              (5.4)
                                                               -------             -------           ------             ------
           Net cash provided by operations                       106.3                66.6             49.5               41.2
                                                               -------             -------           ------             ------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                           (51.8)              (32.5)           (14.4)             (14.2)
  Proceeds from the sale of fixed assets                          25.8                16.2             15.1               17.3
  Acquisitions, net of cash acquired                            (371.7)             (233.0)           (69.1)             (21.4)
                                                               -------             -------           ------             ------
           Net cash used in investing activities                (397.7)             (249.3)           (68.4)             (18.3)
                                                               -------             -------           ------             ------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt                                   586.0               367.3                -                  -
  Repayments of long-term debt                                  (321.8)             (201.7)            (4.8)                 -
  Repayments of capital lease obligations                         (1.1)               (0.7)            (1.0)              (0.6)
  Net proceeds from short-term borrowings                         25.2                15.8             18.1                  -
  Dividends paid to shareholders                                 (25.1)              (15.7)           (11.6)              (7.7)
  Proceeds from issuance of shares                                 4.3                 2.7              0.4                  -
  Repurchase of shares                                            (1.0)               (0.6)            (0.7)              (1.3)
  Repurchase of convertible debt                                     -                   -                -              (72.9)
                                                               -------             -------           ------             ------
           Net cash provided by (used in) financing activities   266.5               167.1              0.4              (82.5)
                                                               -------             -------           ------             ------

EFFECT OF EXCHANGE RATE CHANGES ON CASH
  AND CASH EQUIVALENTS                                             5.3                 3.3             (0.3)              (2.7)
                                                               -------             -------           ------             ------
NET DECREASE IN CASH AND CASH EQUIVALENTS                        (19.6)              (12.3)           (18.8)             (62.3)
CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD                                                          62.2                39.0             57.8              120.1
                                                               -------             -------           ------             ------

CASH AND CASH EQUIVALENTS, END OF PERIOD                       $  42.6              L 26.7           L 39.0             L 57.8
                                                               =======             =======           ======             ======

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                                $  23.1              L 14.5           L 13.0             L 14.9
                                                               =======             =======           ======             ======
  Income taxes paid                                            $  13.2              L  8.3           L  6.6             L  5.5
                                                               =======             =======           ======             ======

SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Fair value of assets acquired                                $ 961.6             L 602.8           L 79.4             L 29.1
  Cash paid                                                     (371.7)             (233.0)           (69.1)             (21.4)
                                                               -------             -------           ------             ------
  Liabilities assumed                                          $ 589.9             L 369.8           L 10.3             L  7.7
                                                               =======             =======           ======             ======

See notes to consolidated financial statements.


BERISFORD plc

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN MILLIONS)
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                  ACCUMULATED
                                                                                                     OTHER
                                               ORDINARY SHARES        ADDITIONAL                 COMPREHENSIVE
                                                           PAR        PAID-IN      RETAINED        INCOME
                                            NUMBER        VALUE       CAPITAL      EARNINGS        (LOSS)       TOTAL
BALANCE, SEPTEMBER 29, 1996                 152.6        L 76.3       L 58.8      L 178.5          L 1.4      L 315.0
                                                                                                               ------
  Comprehensive income:
    Net income                                                                       37.5                        37.5
    Foreign currency translation
      adjustments                                                                                   (2.9)        (2.9)
                                                                                                               ------
  Total comprehensive income:                                                                                    34.6
                                                                                                               ------
  Dividends on ordinary shares                                                       (7.7)                       (7.7)
                                            -----          ----         ----        -----            ---       ------
BALANCE, SEPTEMBER 27, 1997                 152.6          76.3         58.8        208.3           (1.5)       341.9
                                                                                                               ------
  Comprehensive income:
    Net income                                                                       16.3                        16.3
    Foreign currency translation
      adjustments                                                                                   (3.2)        (3.2)
    Minimum pension liability
      adjustment, net of tax                                                                       (15.7)       (15.7)
                                                                                                               ------
                                                                                                                 (2.6)
                                                                                                               ------
  Total comprehensive loss:
  Dividends on ordinary shares                                                      (11.6)                      (11.6)
  Conversion of Convertible Unsecured
    Loan Stock                                0.1           0.1          0.2                                      0.3
  Shares issued                               0.5           0.2          0.2                                      0.4
                                              ---           ---          ---         ----        ------         -----

BALANCE, SEPTEMBER 26, 1998                 153.2          76.6         59.2        213.0         (20.4)        328.4
                                                                                                                -----
  Comprehensive income:
    Net income                                                                       27.3                        27.3
    Foreign currency translation
      adjustments                                                                                   1.1           1.1
    Minimum pension liability
      adjustment, net of tax                                                                        5.0           5.0
                                                                                                               ------
  Total comprehensive income:                                                                                    33.4
                                                                                                               ------
  Dividends on ordinary shares                                                      (15.7)                      (15.7)
  Conversion of Convertible Unsecured
    Loan Stock                               55.5          27.8        105.4                                    133.2
  Shares issued                               2.9           1.4          1.3                                      2.7
                                            -----         -----        -----         ----        ------           ---

BALANCE, OCTOBER 2, 1999                    211.6       L 105.8      L 165.9      L 224.6       L (14.3)      L 482.0
                                            =====       =======      =======      =======      =========      =======

BALANCE, OCTOBER 2, 1999                    211.6       $ 168.8      $ 264.7      $ 358.3      $  (22.8)      $ 769.0
                                            =====       =======      =======      =======      =========      =======

(Note 1 Convenience Translation)

See notes to consolidated financial statements.


BERISFORD plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS - The principal activities of Berisford plc ("Berisford") and its subsidiaries (collectively, the "Company") consist of the manufacture and sale of commercial food equipment and building and consumer products.

     STATUTORY RECORDS - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differs in certain respects from generally accepted accounting principles in the United Kingdom ("UK GAAP"), as applied by the Company in the preparation of its statutory financial statements and for other purposes.

     BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of Berisford and its consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Such consolidated financial statements include, as appropriate, the financial position and the results of operations of acquired businesses since the dates of such respective acquisitions. Unconsolidated companies that are 20% to 50% owned are accounted for by the equity method.

     FISCAL YEAR - The Company reports on a 52-53 week fiscal year ending on the Saturday nearest to September 30. Fiscal year 1999 had 53 weeks. Fiscal years 1998 and 1997 had 52 weeks.

     CONVENIENCE TRANSLATION - The consolidated financial statements are presented in millions of Great Britain pounds ("L" or "GBP"). In addition, the consolidated financial statements as of and for the 53 weeks ended October 2, 1999 are also presented in U.S. dollars ("$" or "USD"). These USD amounts are unaudited and are presented solely for the convenience of the reader at the rate of L1.00 = USD 1.5953, the noon buying rate of the United States (U.S.) Federal Reserve Bank as of March 31, 2000. No representation is made that the GBP amounts shown could have been, or could be converted into USD at that or any other rate.

     FOREIGN CURRENCY TRANSLATION - Berisford has subsidiaries located in Europe, Asia, Australia and North America. Foreign subsidiary income and expenses are translated into GBP at the average rates of exchange prevailing during the year. The assets and liabilities are translated into GBP at the rates of exchange on the balance sheet date and the related translation adjustments are included in accumulated other comprehensive income. As the Company intends to maintain its investments in these subsidiaries indefinitely, ultimate realization of these translation adjustments is highly uncertain. As such, no income taxes are provided on the translation adjustments. Foreign currency transaction gains and losses are recognized as they occur. Such amounts are included in selling, general and administrative expenses and were insignificant in all years presented.

     USE OF ESTIMATES - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION - Revenue is recognized when finished goods are shipped to a customer.

     MARKETING COSTS - Marketing costs are reported in selling, general and administrative expenses and include costs of advertising and other marketing activities. Such costs are expensed as incurred and were L15.3 million, L12.7 million and L9.8 million in fiscal years 1999, 1998 and 1997, respectively.

     RESEARCH AND DEVELOPMENT - Research and development is written off as incurred. Research and development expenditures for fiscal years 1999, 1998 and 1997 were L8.9 million, L7.0 million and L7.8 million, respectively.

     INTEREST EXPENSE, NET - Interest expense, net for fiscal years 1999, 1998 and 1997 includes interest income of L1.2 million, L3.5 million and L3.6 million, respectively.

     INCOME TAXES - Deferred income taxes result from temporary differences between the financial reporting basis and tax basis of assets and liabilities. Deferred taxes are recorded at enacted statutory rates and are adjusted as enacted rates change. Classification of deferred tax assets and liabilities corresponds with the classification of the underlying assets and liabilities giving rise to the temporary differences or the period of expected reversal, as applicable. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized based on available evidence.

     EARNINGS PER SHARE - Basic earnings per share excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the earnings of the entity.

     CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

     INVENTORIES - Inventories are stated at the lower of cost or market value and include the appropriate portion of manufacturing overheads. Cost is determined using the first-in, first-out method for all inventories. In addition, included in inventory is land held for development and sale. This land is stated at cost unless an impairment has occurred in which case the land is stated at its fair market value.

     PROPERTY, PLANT AND EQUIPMENT, NET - Property, plant and equipment, net is stated at cost less accumulated deprecation and amortization. The cost of renewals and betterments is capitalized and depreciated; expenditures for normal maintenance and repairs are expensed as incurred.

     Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:



               DESCRIPTION                                       USEFUL LIVES

          Buildings                                         50-60 years
          Machinery, fixtures and equipment                 3-10 years
          Property and equipment under capital              Lesser of lease term
           leases and leasehold improvements                 or economic life


     GOODWILL, NET - The excess cost of a purchased business over the fair value of net assets acquired ("goodwill") is amortized using the straight-line method over 20 years. Accumulated amortization was L71.3 million and L51.3 million at October 2, 1999 and September 26, 1998, respectively.

     RECOVERABILITY OF LONG-LIVED ASSETS - The Company evaluates the carrying amounts and periods over which long-lived tangible and intangible assets are depreciated or amortized to determine if events have occurred which would require modification to the carrying value or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected cash flows, market share and business plans for each line of business and acquisition. In the event that an impairment has occurred, the fair value of the related assets is determined, and the Company would record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. The Company estimates fair value based on the best information available, making whatever estimates, judgments and projections are considered necessary.

     DEBT ISSUANCE COSTS - Debt issuance costs are classified as other assets and are amortized using the effective interest method over the respective lives of the related debt.

     FINANCIAL INSTRUMENTS - The Company operates internationally, giving rise to potential exposure to market risks from changes in foreign exchange rates. Derivative financial instruments are utilized by the Company to reduce those potential risks. The Company does not hold or issue financial instruments for trading purposes. The Company enters into forward exchange contracts to hedge certain firm purchase commitments and existing assets or liabilities. Gains and losses related to qualifying hedges of firm commitments are deferred, and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs.

     ENVIRONMENTAL LIABILITIES - The Company's operations and products are subject to United States federal, state and local as well as international regulatory requirements relating to environmental protection. It is the Company's policy to comply fully with all such applicable requirements. The Company may be subject to potential liabilities for the costs of environmental remediation at currently or previously owned or operated sites or sites to which it, or predecessor owners, transported materials.

     It is the Company's policy to accrue for the estimated cost of environmental matters, on a nondiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Such provisions and accruals exclude claims for recoveries from insurance carriers or other third parties. Such claims are recognized as receivables only if realization is probable.

     SHARE BASED COMPENSATION - As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company continues to account for its stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and its related interpretations. SFAS No. 123 requires the disclosure of the effect on operating results had the Company adopted the fair value method (see Note 13).

     NEW ACCOUNTING PRONOUNCEMENTS - The Company has adopted SFAS No. 130, REPORTING COMPREHENSIVE INCOME, which established standards for reporting comprehensive income in financial statements. SFAS No. 130 requires reporting certain transactions that result in a change in equity, such as currency translation, unrealized gains and losses, deferred compensation and minimum pension liability adjustments, as components of comprehensive income. Prior period comparatives have been disclosed to conform to this Statement.

     The Company adopted SFAS No. 132, EMPLOYERS' DISCLOSURE ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS, which is effective for fiscal year 1999. SFAS 132 revises employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other post-retirement benefits to the extent practicable.

      In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This Statement requires that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. This Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company is not required to adopt this Statement until the fiscal year 2001. The Company is currently evaluating the extent to which its financial statements will be affected by this Statement.

2.   ACQUISITIONS

     1999 ACQUISITIONS

     In August 1999, the Company acquired Scotsman Industries, Inc. ("Scotsman"), a major manufacturer of ice making machines and commercial refrigeration products for L478.1 million, attributable to L225.0 million in cash, deferred consideration of L17.1 million, L224.5 million of assumed debt and L11.5 million in related costs.

     Consideration for Scotsman included amounts payable in respect of shares still outstanding and the consideration for the acquisition of the minority interest in Austral Refrigeration Pty Ltd, which was acquired as a result of the minority shareholders exercising a change in control option to sell their shares. Deferred consideration is expected to be paid within one year and is not based on any performance criteria.

     In December 1998, the Company acquired Convotherm Elektrogerate, GmbH and subsidiaries for L13.3 million, attributable to L8.4 million in cash, deferred consideration of L0.8 million, L3.7 million of assumed debt and L0.4 million in related costs. The deferred consideration is expected to be paid in 2004 and is not subject to any performance criteria.

     The results of operations of both acquisitions are included in the consolidated financial statements from the date of acquisition. The acquisitions were accounted for under the purchase method. The purchase prices have been allocated based on the estimated fair value of the assets acquired and liabilities assumed. The excess purchase prices over the fair value of the net assets acquired of approximately L375.7 million for the acquisitions was allocated to goodwill and are amortized on a straight-line basis over 20 years.

     1998 ACQUISITIONS

     In August 1998, the Company acquired the assets and liabilities of the Aladdin Temp-Rite business operations in the United States, as well as Aladdin Temp-Rite's Canadian and European subsidiaries (collectively "Aladdin") for L42.4 million, attributable to L40.9 million in cash, L0.1 million in deferred consideration, L1.0 million of assumed debt and L0.4 million in related costs. The deferred consideration was paid in 1999.

     In July 1998, C.P. Hart & Sons Limited was acquired by Magnet Limited, a subsidiary of the Company for L13.2 million, attributable to L12.6 million in cash, L0.1 million in related costs and L0.5 million in deferred consideration. The deferred consideration is subject to certain performance criteria and is payable within two years.

     Acquisitions, including those described above for 1998, aggregated
     L69.5 million in cash, deferred consideration, assumed debt and related costs. The results of operations of all acquisitions are included in the consolidated financial statements from their respective dates of acquisition. The acquisitions were accounted for under the purchase method. The purchase prices have been allocated based on the estimated fair value of the assets acquired and liabilities assumed. The excess purchase prices over the fair value of the net assets acquired of approximately L52.5 million was allocated to goodwill and are amortized on a straight line basis over 20 years.

     The following table presents the unaudited pro forma combined results of the Company, Scotsman and Aladdin as if the acquisitions had occurred at the beginning of fiscal year 1998. The aggregate impact of the other acquisitions in these periods were not material to net sales, net income or basic earnings per share.



                                                           UNAUDITED
                                                      FISCAL YEARS ENDED
                                              -----------------------------------
                                                 OCTOBER 2,         SEPTEMBER 26,
          (IN MILLIONS EXCEPT SHARE DATA)          1999                1998
          Net sales                             L 1,113.3          L 1,011.1
          Net income (loss)                         L 9.8             L (4.0)
          Net income (loss) per share, basic          6.2p              (2.6)p


     These pro forma amounts reflect the inclusion of the results of Scotsman for 1998 and the first eleven months of 1999 prior to the acquisition date, and the results of Aladdin for the first eleven months of 1998 prior to the acquisition date, as well as the results that are included in the historical financial statements from the dates of these acquisition. In addition, the pro forma amounts include the amortization of the goodwill arising from the allocation of the purchase price, interest expense on the debt issued to finance the purchase, a reduction in interest expense for pre-existing Scotsman debt which was repaid as part of the acquisition, the reversal of acquired goodwill and the related tax effects on these items. The pro forma information does not necessarily present what the combined results would have been for these periods and is not intended to be indicative of future results.

     1997 ACQUISITIONS

     During July 1997, the Company acquired a number of subsidiaries for L23.3 million in cash, deferred consideration and related costs. Deferred consideration amounting to L1.9 million was paid in 1998. The excess of purchase price over the estimated fair value of the net assets acquired amounted to L12.2 million which is being amortized on a straight line basis over 20 years.

     3. EXTRAORDINARY GAIN

     During fiscal 1997, a wholly-owned subsidiary of Berisford purchased in the open market 100,313,102 units of its Convertible Unsecured Loan Stock ("CULS") at a price of 72p per L1 unit. As a result, the Company recorded an extraordinary gain of L24.9 million, net of related costs, in fiscal year 1997. Under UK tax rules, this gain was not subject to income taxes.

4.    INVENTORIES

      Inventories consisted of the following (in millions):


                                                                  OCTOBER 2,       SEPTEMBER 26,
                                                                     1999              1998
        Finished goods                                               L  82.7          L  50.9
        Work-in-process                                                 16.6              8.9
        Raw materials                                                   35.9             25.9
        Land                                                            11.1              7.9
                                                                     -------          -------
                                                                     L 146.3           L 93.6
                                                                     =======          =======



5.   PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment, net, consisted of assets owned and leased under capital lease arrangements as follows (in millions):



                                                                  OCTOBER 2,       SEPTEMBER 26,
                                                                     1999              1998
         OWNED:
         Land, buildings and leasehold improvements                   L 63.4           L 28.3
         Machinery, fixtures and equipment                             155.5            115.3
         Construction-in-progress                                       15.8              6.6
         Accumulated depreciation and amortization                    (102.9)           (89.3)
                                                                     -------          -------

         Owned, net                                                    131.8             60.9
                                                                     -------          -------

         LEASED:
         Machinery, fixtures and equipment                               2.9              2.2
         Accumulated depreciation and amortization                      (1.6)            (0.9)
                                                                     -------          -------

         Leased, net                                                     1.3              1.3
                                                                     -------          -------

         Total property, plant and equipment, net                    L 133.1           L 62.2
                                                                     =======          =======


6.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

      Accrued expenses and other current liabilities are comprised of the following (in millions):

                                                                          OCTOBER 2,              SEPTEMBER 26,
                                                                             1999                      1998
     Payroll and related costs                                                 L  31.3               L  14.2
     Deferred consideration relating to acquisitions                              17.9                   0.6
     Customer incentives                                                          10.7                   9.0
     Other taxes                                                                   5.2                   5.2
     Acquistion fees payable                                                       5.4                     -
     Other current liabilities                                                    94.9                  74.3
                                                                               -------                ------
                                                                               L 165.4               L 103.3
                                                                               =======                ======

7.    SHORT-TERM DEBT

      Short-term debt at October 2, 1999 and September 26, 1998 is comprised of the following (in millions):

                                                                          OCTOBER 2,              SEPTEMBER 26,
                                                                             1999                      1998
    Bank loans and overdrafts                                                   L 4.6                L 18.2
    Other                                                                         0.5                   0.7
                                                                               -------                ------

                                                                                L 5.1                L 18.9
                                                                               =======                ======


     The weighted-average interest rate based on short-term debt outstanding for the fiscal years ended October 2, 1999 and September 26, 1998 was 5.73% and 7.24%, respectively. The undrawn amounts available to the Company under short-term lines of credit were L3.2 million and L31.5 million at October 2, 1999 and September 26, 1998, respectively. The Company's short-term debt and lines of credit are unsecured.

8.   LONG-TERM DEBT

     Long-term debt consists of the following (in millions):

                                                                          OCTOBER 2,              SEPTEMBER 26,
                                                                             1999                      1998
 Term loan                                                                     L 362.4               L     -
 Revolving multi-currency loan facility                                           43.1                     -
 CULS                                                                             94.4                 230.4
 Other loans                                                                      18.5                   7.6
 Obligations under capital leases                                                  1.9                   1.9
                                                                               -------                ------
                                                                                 520.3                 239.9
 Less: current portion                                                           (74.5)                 (1.0)
                                                                               -------                ------

                                                                               L 445.8               L 238.9
                                                                               =======                ======

     The term loan and revolving multi-currency loan facility are syndicated bank loans of $600.0 million (L376.1 million) and $300.0 million (L188.1 million), respectively, each with a five-year term which commenced in August 1999. The term loan, which was fully drawn down at the balance sheet date, and the revolving multi-currency loan facility which was partly drawn down, bear interest at between 1.25% and 2.25% above the bank's base rate as periodically determined by reference to certain agreed financial ratios. The weighted average interest rate for the term loan and revolving multi-currency loan facility for the applicable period during 1999 was 7.44%. The loans are guaranteed by Berisford and its material subsidiaries and secured by the shares of each of its U.S. subsidiaries. The term loan is subject to principal repayment of $50.0 million (L31.3 million) in the year to September
     30, 2000 and $125.0 million (L78.4 million) in each of the three subsequent years, with the balance due before maturity in August 2004. The undrawn amount available to the Company under the revolving multi-currency loan facility was L138.1 million at October 2, 1999.

     The CULS bear interest at 5% per annum, payable in equal half-yearly installments (net of the deduction of income tax at the basic rate) on March 31 and September 30. The CULS may be converted to ordinary shares at the rate of 40.816 ordinary shares for every L100 of CULS, at the option of the CULS holder. The option may be exercised on February 28 and August 31 of each year up to 2014. Accrued interest will not be paid on CULS converted, but holders of the ordinary shares issued will be entitled to receive, in full, dividends declared after conversion. Berisford has the option to redeem the CULS at any time, subject to six weeks notice. During fiscal 1999, 136,009,136 units of CULS were converted to 55,513,488 ordinary shares of Berisford. The balance of the CULS were either converted on February 14, 2000 or redeemed on February 26, 2000 (see Note 16).

     Other loans consist primarily of L1.3 million of Senior Notes 1999
     (1998: L1.3 million) and L14.3 million of Industrial Revenue Bonds (1998:
     L6.3 million). The Industrial Revenue Bonds are at favorable rates of interest, set periodically by reference to market movements. These bonds incurred rates of interest between 3.5% and 6.1% during the year. The Industrial Revenue Bonds are secured by certain properties of the Company.

     The following is a summary of the aggregate maturities of long-term debt at October 2, 1999 (in millions):

        2000           L  73.3
        2001              83.0
        2002              76.1
        2003              80.2
        2004             106.3
        Thereafter        99.5
                       -------
        Total          L 518.4
                       =======


     The agreement governing the term loan and revolving multi-currency loan facility contains restrictive financial covenants including, but not limited to, a maximum leverage ratio, minimum interest cover ratio and net worth. The Company was in compliance with those covenants as of October 2, 1999.

     In addition, the Company is required to make prepayments on the loans of 50% of the cash flow above specified leverage ratios and 100% of any net asset sale proceeds, as defined in the Credit and Guaranty Agreement, in excess of $50.0 million (L31.3 million).

      The following is a schedule of future minimum lease payments under capital leases together with the present value of the minimum lease payments at October 2, 1999 (in millions):


      2000                                                L 1.3
      2001                                                  0.5
      2002                                                  0.1
      2003                                                  0.1
      2004                                                  0.1
                                                        -------
      Minimum lease payments                                2.1
      Less:  amount of finance charges                     (0.2)
                                                        -------
      Present value of minimum lease payments             L 1.9
                                                        =======


9.   COMMITMENTS AND CONTINGENCIES

     COMMITMENTS - The Company leases certain of its offices, buildings, plant and equipment in some instances for periods in excess of 20 years with various renewal options. Rental expense under operating leases was L21.5 million in fiscal year 1999, L17.3 million in fiscal year 1998 and L16.8 million in fiscal year 1997.

     Future minimum lease commitments under noncancelable operating leases with initial lease terms greater than one year at October 2, 1999 were as follows (in millions):


          2000                                          L  26.5
          2001                                             24.7
          2002                                             22.2
          2003                                             19.9
          2004                                             18.5
          Thereafter                                      171.6
                                                        -------

          Total                                         L 283.4
                                                        =======

     Outstanding contracts to purchase fixed assets were approximately L8.0 million and L1.4 million in fiscal years 1999 and 1998, respectively.

     LITIGATION - Various lawsuits and claims arising in the ordinary course of business are pending against the Company. The Company is vigorously contesting or pursuing, as applicable, several lawsuits and claims where it believes that its positions are sustainable. The Company has recorded accruals for losses it considers to be probable and reasonably estimable. However, due to the uncertainties involved in litigation, there are cases, including the significant matters noted below, in which the outcome is not reasonably predictable, and the losses, if any, are not reasonably estimable. If such lawsuits and claims were to be determined in a manner adverse to the Company, and in amounts in excess of the Company's accruals, it is reasonably possible that such determinations could have a material effect on the Company's net income in a given reporting period. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. However, based upon management's current assessments of these lawsuits and claims and that provided by counsel in such matters, and the capital resources available to the Company, management of the Company believes that the ultimate resolution of these lawsuits and claims would not exceed, by a material amount, the aggregate of the amounts accrued in respect of such lawsuits and, therefore, should not have a material effect on the Company's liquidity, financial condition or results of operations.

     BOMAR RELATED CASES - In 1996 Bomar Resources Holdings Inc. ("BRHI"), among others, brought an action against Berisford in the U.S. Federal District Court for the Southern District of New York for indemnification against various third party claims. Berisford granted the indemnity in connection with the 1988 sale of a former subsidiary, Bomar Resources Inc. ("Bomar"), to BRHI's predecessors. In September 1999, the jury found Berisford liable to indemnify BRHI for L1.1 million ($1.8 million) plus interest, and for 50% of BRHI's future costs and damages which may result from a separate action in New York federal court against Bomar brought by International Mineral and Resources, S.A. ("the IMR action"), concerning Bomar's interference with IMR's contract to purchase a shipping vessel in 1987. Berisford has moved to set aside the verdict against it, and for judgment in its favor. At this time, Berisford cannot determine the likelihood of prevailing on this motion. Berisford intends to continue to defend this action vigorously.


     Separately, in October 1999, judgment was entered against Bomar and other defendants in the IMR action, holding Bomar liable to IMR for L26.6 million ($42.5 million). This amount was subsequently reduced to approximately L23.4 million ($37.4 million). Management has been informed that Bomar will appeal the amounts of this judgment.

     In January 2000, IMR and a related entity commenced proceedings against Berisford, BRHI, and others in New York State court ("the state court action"). In the state court action, plaintiffs assert claims against Berisford arising from the indemnity under which it was held liable for BRHI's damages in the District Court action. Despite the finding of 50% liability in that case, plaintiffs seek to recover from Berisford the entire judgment rendered against Bomar in the IMR action. In addition, plaintiffs assert causes of action against Berisford for fraudulent conveyance based on New York's Debtor and Creditor Law. As to these claims, plaintiffs allege that while Bomar was defendant in the IMR action, it conveyed L18.8 million ($30.0 million) to Berisford without fair consideration. Plaintiffs seek to recover the sum of the alleged fraudulent conveyance from Berisford to partially satisfy the judgment against Bomar in the IMR action. Berisford has moved the court to dismiss the state court action and otherwise intends to vigorously defend itself against these claims. To the extent that Bomar appeals in the IMR action and succeeds in reducing the amount of the L23.4 million ($37.4 million) judgment against it, the amount being sought by IMR from Berisford in the state court action would be reduced accordingly.

     CONSOLIDATED RELATED CASES - In January 1999, William L. Hall commenced proceedings against Welbilt Corporation ("Welbilt") and Welbilt Holding Company in the U.S. Federal District Court for the Northern District of Indiana claiming common law fraud, violation of the federal and Indiana securities laws, constructive fraud and breach of contract arising from the sale of the stock of Consolidated Industries Corp. ("Consolidated") by Welbilt Holding Company to Mr. Hall in January 1998 under a stock purchase agreement dated January 6, 1998. Welbilt asserted counterclaims for breach of contract and declaratory relief that Welbilt is relieved of any future obligations it may have under the stock purchase agreement. Mr. Hall claimed an unspecified amount of actual damages, but asserted that his damages include the purchase price for Consolidated of L4.4 million ($7.0 million). On March 1, 2000, Welbilt moved for summary judgment dismissing all of Mr. Hall's claims.


     In May 1999, Consolidated, then a debtor in bankruptcy, commenced proceedings against Welbilt in the U.S. Bankruptcy Court for the Northern District of Indiana alleging that fraudulent transfers had occurred from Consolidated to Welbilt, that Welbilt had acted in breach of its fiduciary duty to Consolidated and that Welbilt was the "alter ego" of Consolidated and is therefore liable for all of Consolidated's debts. Consolidated is a defendant in a punitive class action which commenced in December 1997 in Indiana state court seeking damages against Consolidated on behalf of the class for manufacturing and selling allegedly defective furnaces. By operation of bankruptcy law and procedure, the Indiana case was moved from the state court to the bankruptcy court. An attempt by the plaintiffs in that action to assert a claim against Welbilt on the alter ego theory was denied without prejudice by the bankruptcy court on procedural grounds. Consolidated is also a defendant in a certified class action in California, which claims that furnaces manufactured by it were defective.

     The Trane Company ("Trane"), a division of American Standard Inc., had threatened to commence an action against Welbilt seeking to hold it liable for Consolidated's obligations to Trane on the same alter ego theory posited by Consolidated. In March 2000, Welbilt filed an action against Trane in Delaware Chancery Court for a declaratory judgment and injunctive relief concerning the alter ego theory. On February 9, 2000, Trane commenced an action in Texas state court involving the same issues. Welbilt has filed a special appearance in the Texas court objecting to the court's jurisdiction and asserting that the claims should be heard in Delaware, where Welbilt, Welbilt Holding Company and American Standard Inc. are incorporated.

10.  EMPLOYEE BENEFIT PLANS

     DEFINED BENEFIT PLANS - The Company sponsors defined benefit pension plans for certain employees. Generally, benefits are based on a formula recognizing length of service and final average earnings.

     The majority of the Company's full time United Kingdom employees as at October 2, 1999 are members of defined benefit arrangements with assets held in separate trustee administered funds. The pension plans relating to Welbilt were terminated in fiscal year 1999 with the approval of the appropriate regulatory authorities and all of the liabilities to participants and beneficiaries have been settled.

     The pension assets in the United States acquired as part of the Scotsman acquisition are invested in institutional mutual funds which contain both equities and fixed investments. The Company complies with funding requirements under the Employee Retirement Income Security Act of 1974. Also, several of the other non-U.S. subsidiaries acquired as part of the Scotsman acquisition sponsor defined benefit plans. These plans are funded in compliance with local requirements, if any.

      Information for the Company's major defined benefit plans and post-retirement medical plans is as follows (in millions):



                                                              PENSION PLANS                       POST-RETIREMENT
                                            ------------------------------------------------       MEDICAL PLANS
                                                         1999                    1998                   1999
                                            -----------------------  -----------------------       ------------
                                                    U.S.    NON-U.S.    U.S.       NON-U.S.              U.S.
Change in benefit obligation:
  Benefit obligation, beginning of year          L 7.8      L 154.6       L 7.7       L 124.7               L --
  Service cost                                     0.2          3.1          --           2.5                0.1
  Interest cost                                    0.3          8.9         0.6           9.2                 --
  Newly acquired group                            35.3          3.9          --            --                 --
  Plan participants' contributions                  --          0.4          --           0.3                4.3
  Net actuarial loss (gain)                         --          0.6          --          24.8               (0.3)
  Benefits paid                                   (9.1)        (7.9)       (0.5)         (6.9)              (0.1)
                                                ------      -------      ------        -------            ------
Benefit obligation, end of year                 L 34.5      L 163.6       L 7.8       L 154.6              L 4.0
                                                ------      -------      ------        -------            ------
Change in plan assets:
  Fair value of plan assets,
    beginning of year                           L 10.0      L 159.7       L 9.6       L 159.5               L --
  Actual return on plan assets                    (0.5)        27.1         0.9           4.2                 --
  Newly acquired group                            31.8           --          --            --                 --
  Employer contributions                           1.2          2.3          --           2.6                0.1
  Plan participants' contributions                  --          0.4          --           0.3                 --
  Benefits paid                                   (9.1)        (7.9)       (0.5)         (6.9)              (0.1)
                                                ------      -------      ------       -------             ------
Fair value of plan assets, end of year          L 33.4      L 181.6      L 10.0       L 159.7               L --
                                                ------      -------      ------       -------             ------
Funded status                                   L (1.1)      L 18.0       L 2.2         L 5.1             L (4.0)
Unrecognized prior year service                     --           --          --            --                 --
Unrecognized transition asset                       --         (7.3)         --          (8.8)                --
Unrecognized net actuarial loss (gain)             1.3         18.7        (0.8)         34.1               (0.3)
                                                ------      -------      ------       -------             ------
Prepaid (accrued) pension cost                   L 0.2       L 29.4       L 1.4        L 30.4             L (4.3)
                                                ======      =======      ======       =======             ======
Amounts recognized in the statement
  of financial position consist of:
  Prepaid (accrued) benefit cost                 L 4.7       L 21.3       L 1.4        L 18.0             L (4.3)
  Accrued benefit liability                       (4.5)        (7.4)         --         (10.4)               --
  Intangible asset                                  --           --          --            --                --
  Accumulated other comprehensive
    income                                          --         15.5          --          22.8                --
                                                ------      -------      ------       -------            ------
Net amount recognized                            L 0.2       L 29.4       L 1.4        L 30.4            L (4.3)
                                                ======      =======      ======       =======            ======


                                                                          PENSION BENEFITS
                                                      1999                     1998                    1997
                                          ---------------------    ----------------------      ---------------------
                                            U.S.      NON-U.S.       U.S.       NON-U.S.        U.S.      NON-U.S.
Components of net periodic benefit cost:
  Service cost                             L 0.2        L 3.1        L --          L 2.5        L --          L 2.3
  Interest cost                              0.3          8.9           0.6          9.2           0.5          9.4
  Expected return on plan assets            (0.4)       (12.4)         (0.9)       (14.3)         (0.7)       (14.2)
  Net amortization and deferral             --           (1.5)         --           (1.5)         --           (1.5)
  Recognized net actuarial loss             --            1.1          --           --            --           --
  Settlement credit                         (0.6)        --            --           --            --           --
                                          ------      -------      --------      -------       -------      -------
Net periodic pension cost                 L (0.5)      L (0.8)       L (0.3)      L (4.1)       L (0.2)      L (4.0)
                                          ======      =======      ========      =======       =======      =======

Weighted average assumptions

  Discount rate                              6.8%         5.9%          7.5%         7.6%          8.0%         9.1%
  Expected return on assets                  8.0%         7.9%          9.0%         9.6%          9.0%        11.1%
  Rate of compensation increase              4.0%         4.0%          n/a          4.7%          n/a          5.7%



                                          POST-RETIREMENT
                                          MEDICAL PLAN
                                          ---------------
                                            1999
                                          ---------------
                                            U.S.
Components of net periodic benefit cost:
  Service cost                            L 0.1
  Interest cost                            --
  Expected return on plan assets           --
                                         -------
Net periodic pension cost                 L 0.1
                                         =======
Weighted average assumptions

  Discount rate                             7.5%
  Expected return on assets                 n/a
  Rate of compensation                      n/a


      There were no post-retirement medical plans prior to the Scotsman acquisition in 1999.

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were (in millions) L115.2, L112.5 and L99.9, respectively, as of October 2, 1999 and L91.4, L91.2 and L80.8, respectively, as of September 26,
      1998.

      DEFINED CONTRIBUTION PLAN - The Company also sponsors defined contribution pension plans. Participation in one of these plans is available to substantially all U.S. employees. Company contributions to these plans are based on either a percentage of employee contributions or a specified amount depending on the provisions of the plan. Total costs incurred under the plans were (in millions), L5.4, L3.8, and L3.2 for fiscal years 1999, 1998 and 1997, respectively.

      OTHER POSTRETIREMENT BENEFITS - The Company maintains plans that provide certain healthcare benefits to certain employees retiring from the Company on or after attaining a certain age and who have rendered at least 10 years of service to the Company. These plans are unfunded. The Company reserves the right to change or terminate the benefits at any time.

      For measurement purposes, a 7.2% and 6.3% gross health care trend rate was used at year-end 1999 pre-65 and post-65, respectively. Trend rates were assumed to decrease gradually to 5.0% in 2005 and remain at this level beyond.

      Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement medical plans. A one percentage point change in assumed health care cost trend rates would have the following effects on fiscal year 1999 expense and year-end liabilities (in millions):


                                                                             ONE-            ONE-
                                                                           PERCENT         PERCENT
                                                                           INCREASE        DECREASE
      Effect on total of service and interest cost components               L --              L --
      Effect on post-retirement benefit obligation                          L 0.1             L (0.1)


11.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following methods and assumptions were used to estimate the fair market value of each class of financial instrument for which it is practicable to estimate that value:

      CASH AND CASH EQUIVALENTS - Cash equivalents consist principally of investments in short-term, interest-bearing instruments. The carrying amount approximates fair market value.

      TRADE ACCOUNTS RECEIVABLE AND PAYABLE - The carrying amount of the Company's trade accounts receivable and payable approximate market value.

      LONG-TERM DEBT - The carrying amount of most of the Company's long-term debt and the Company's short-term debt approximates market value since rates on those debt agreements are variable and are set periodically based on current rates during the year. The fair market value of the Company's long-term debt with fixed interest rates is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities.

      FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES - The fair value of the CULS as of October 2, 1999 is L116.8 million (September 26, 1998:
      L172.2 million) determined using market values.

      At October 2, 1999 and September 26, 1998, the Company had foreign currency forward contracts maturing at various dates to sell L12.7 million and L17.2 million in foreign currency, respectively. The fair value of the forward contracts is the amount that the Company would receive or pay to terminate the contracts. In order to terminate these agreements, the Company would have incurred a loss of L0.2 million and a gain of L0.2 million at October 2, 1999 and September 26, 1998, respectively.

12.   INCOME TAXES

      The components of the consolidated net deferred tax assets and liabilities as of October 2, 1999 and September 26, 1998 were as follows (in millions):

                                                                           OCTOBER 2,    SEPTEMBER 26,
                                                                              1999           1998
      Gross deferred tax assets:
        Warranty                                                               L 5.8         L 2.1
        Severance                                                                0.1          --
        Receivable allowances                                                    1.0           0.8
        Inventory reserves                                                       1.1           0.4
        Amortization                                                             0.2          --
        Net operating loss carryforwards                                       121.9         140.2
        Other                                                                   30.8          18.5
                                                                            --------       -------
      Total gross deferred tax assets                                          160.9         162.0
      Valuation allowance                                                      (29.6)        (27.8)
                                                                            --------       -------
      Total gross deferred tax assets                                        L 131.3       L 134.2
                                                                            ========       =======

      Gross deferred tax liabilities:
        Property, plant and equipment
          depreciation                                                         L 6.1         L 2.5
        Pension accrual                                                          4.9           3.0
        Other                                                                    2.1           0.3
                                                                            --------       -------
      Total gross deferred tax liabilities                                    L 13.1         L 5.8
                                                                            ========       =======



      The above deferred tax components are reflected in the consolidated balance sheets as follows (in millions):

                                                                           OCTOBER 2,    SEPTEMBER 26,
                                                                              1999           1998
           Current portion of net deferred tax asset                         L 32.9         L  21.5
           Noncurrent portion of net deferred tax asset                      L 85.3         L 106.9


      The Company does not expect to generate sufficient income to realize the benefit of the following losses and, therefore, a full valuation allowance has been made against them (in millions).

      German losses                                                           DM             10

      Dutch losses                                                           NLG              6

      UK losses                                                                L             45

      In addition, the benefit of the Company's surplus of advance corporation tax ("ACT") of L12.6 million is not expected to be realized.

      The provision for income taxes consisted of the following (in millions):

                                                                               FISCAL YEARS ENDED
                                                                  ------------------------------------------
                                                                  OCTOBER 2,   SEPTEMBER 26,  SEPTEMBER 27,
                                                                     1999         1998         1997
      Current:
        United Kingdom                                             L --            L --            L 0.8
        Foreign                                                       5.9             3.5            2.8
                                                                   ------         -------        -------
      Total current                                                   5.9             3.5            3.6

      Deferred:
        United Kingdom                                                6.3             7.0            2.8
        Foreign                                                      17.0            16.4           10.8
                                                                   ------         -------        -------
      Total deferred                                                 23.3            23.4           13.6
                                                                   ======         =======        =======
      Provision for income
        taxes                                                      L 29.2          L 26.9         L 17.2
                                                                   ======         =======        =======

      The differences between the Company's effective tax rates and the statutory income tax rates were as follows:

                                                                               FISCAL YEARS ENDED
                                                                  ------------------------------------------
                                                                  OCTOBER 2,   SEPTEMBER 26,  SEPTEMBER 27,
                                                                     1999         1998         1997
      Statutory income tax rate                                    30.0 %          31.0 %         31.0 %
      Increase in rate resulting from:
        Non deductible goodwill amortization                       11.8 %          12.8 %         17.4 %
        Losses not recognized in deferred tax asset                 3.2 %          13.2 %          2.6 %
        Foreign tax effect                                          3.4 %           3.8 %          4.0 %
        Irrecoverable ACT written off                                 -               -            2.7 %
        Other, net                                                  3.3 %           1.5 %            - %
                                                                   ------         -------        -------
      Effective tax rate                                           51.7 %          62.3 %         57.7 %
                                                                   ======         =======        =======

      The Company has approximately L349.0 million (1998: L400.0 million) of losses available for offset against future profits, comprising L121.0 million (1998: L132.0 million) in the United Kingdom and L228.0 million (1998: L268.0 million) in the U.S. In addition, the Company has a surplus ACT carried forward of L12.6 million (1998:
      L12.6 million).

13.   SHARE-BASED COMPENSATION PLANS

      The Company has long-term incentive programs which provide for granting employees options to purchase Berisford's ordinary shares. Under the programs, options are exercisable at a rate set by the Board of Directors of Berisford. An option may not be exercisable after more than 10 years and one day from the date of the grant.

      The individual schemes which comprise the Company's long-term incentive programs are as follows: the Sharesave Scheme (1984), Sharesave Scheme
      (1992), the Executive Scheme (1984) and the Executive Scheme (1995). Options granted under the Company's Executive Scheme (1995) are subject to certain performance criteria. Performance conditions are designed to make options exercisable only if there has been a significant and sustained improvement in the financial performance of the Company. The current performance criteria as described in the Executive Scheme (1995) provides that options are not exercisable until the third anniversary from the date of grant and unless the earnings per share of the Company has exceeded the Retail Price Index by percentages stipulated within the Executive Scheme (1995). The Company applies the intrinsic value method of accounting for its share options, as permitted under SFAS No. 123. As a result, no compensation cost has been recognized with respect to the Company's share compensation plans except for the Executive Scheme (1995). The compensation expense in connection with this long-term incentive program was not material in any period presented. No further options can be granted under the Sharesave Scheme (1984) and the Executive Scheme (1984). Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts detailed below.

     These amounts have been calculated using the Black-Scholes option pricing model and the following assumptions:


                                                                           FISCAL YEARS ENDED
                                                          ---------------------------------------------------
                                                          OCTOBER 2,         SEPTEMBER 26,     SEPTEMBER 27,
                                                              1999                1998             1997

      Dividend yield                                              2.1 %               1.4 %            0.9 %
      Volatility                                                 40.0 %              39.0 %           38.0 %
      Risk-free interest rate                                     6.7 %               6.3 %            7.1 %
      Expected life in years                                      4.6                 4.5              4.5
      Net income (L in millions)
        As reported                                              27.3                16.3             37.5
        Pro forma                                                27.1                16.1             37.8

      Basic earnings per ordinary share:
        As reported:
          Income before extraordinary gain                       17.4p               10.8p             8.3p
          Extraordinary gain                                        -                   -             16.4P
                                                                 -----              ------           ------
          Net income                                             17.4p               10.8p            24.7p
                                                                 =====              ======           ======
        Pro forma:
          Income before extraordinary gain                       17.3p               10.6p             8.5p
          Extraordinary gain                                         -                   -            16.4P
                                                                 -----               -----          -------
          Net income                                             17.3p               10.6p            24.9p
                                                                 =====              ======           ======
      Diluted earnings per ordinary share:
        As reported:
          Income before extraordinary gain                       14.3p               10.6p              8.2p
          Extraordinary gain                                         -                   -             16.2P
                                                                 -----              ------             -----
          Net income                                             14.3p               10.6p             24.4p
                                                                 =====               ======           ======
      Pro forma:
        Income before extraordinary gain                         10.9p               10.4p              8.4p
        Extraordinary gain                                           -                   -             16.2P
                                                                 -----               -----             -----
        Net income                                               10.9p               10.4p             24.6p
                                                                 =====               =====             =====

A summary of the status of the Company's four share option plans at October 2, 1999, September 26, 1998 and September 27, 1997 and changes during the fiscal years then ended is presented in the following table:

                                           SHARESAVE SCHEME       SHARESAVE SCHEME       EXECUTIVE SCHEME     EXECUTIVE SCHEME
                                                (1984)                (1992)                 (1984)               (1995)
                                                      WEIGHTED              WEIGHTED               WEIGHTED              WEIGHTED
                                                      AVERAGE               AVERAGE                 AVERAGE               AVERAGE
                                         OPTIONS      EXERCISE   OPTIONS    EXERCISE   OPTIONS      EXERCISE   OPTIONS    EXERCISE
                                                        PRICE                PRICE                   PRICE                  PRICE


   Outstanding at September 29, 1996       105,189      L 0.57  1,630,652      L 1.56  2,971,155      L 0.92  1,345,849      L 2.13
     Granted                                  --           --   1,087,577        1.12       --          --      930,000        1.44
     Exercised                             (37,460)       0.57       --           --     (77,487)       0.61       --           --
     Forfeited                             (10,645)       0.57   (709,649)       1.54   (134,636)       2.81    (56,399)       2.31
                                        ----------     -------  ---------     -------  ---------     -------  ---------     --------

   Outstanding at September 27, 1997        57,084        0.57  2,008,580        1.33  2,759,032        0.84  2,219,450        1.84
     Granted                                  --           --     486,146        2.03       --          --         --           --
     Exercised                             (57,084)       0.57     (8,191)       1.50   (320,279)       1.00    (15,000)       1.44
     Forfeited                                --           --    (265,936)       1.31       --          --     (140,000)       1.44
                                        ----------     -------  ---------     -------  ---------     -------  ---------     --------

   Outstanding at September 26, 1998          --           --   2,220,599        1.48  2,438,753        0.82  2,064,450        1.87
     Granted                                  --           --     611,729        1.93       --          --    1,362,737        2.40
     Exercised                                --           --    (417,553)       1.51 (2,259,894)       0.78   (175,387)       1.98
     Forfeited                                --           --    (263,217)       1.67       --          --     (829,404)       2.13
                                        ----------     -------  ---------     -------  ---------     -------  ---------     --------
   Outstanding at October 2, 1999             --        L  --   2,151,558      L 1.58    178,859      L 1.34  2,422,396      L 2.05
                                        ==========     =======  =========     =======  =========     =======  =========     ========

   Excisable at end of period                 --        L  --      25,626      L 1.52    178,859      L 1.34    409,659      L 1.88



      The following table summarizes information about stock options outstanding at October 2, 1999:

                           OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                     --------------------------------------------------  ------------------------------------
                                          WEIGHTED
                                           AVERAGE          WEIGHTED                              WEIGHTED
        RANGE OF          NUMBER          REMAINING          AVERAGE         NUMBER                AVERAGE
        EXERCISE        OUTSTANDING      CONTRACTUAL        EXERCISE       OUTSTANDING            EXERCISE
         PRICES         AT 10/2/99       LIFE (YEARS)         PRICE        AT 10/2/99               PRICE

    L0.95 - L2.63       4,752,813           6.2             L1.81           614,144                L1.71




     The maximum aggregate number of shares over which options may currently be granted under the three schemes cannot exceed 10% of the issued share capital of the Company on the date of the grant.

     1,659,827 ordinary shares of Berisford (1998: 1,611,792) are held in an independently managed Executive Share Option Plan ("EXSOP trust"). The EXSOP trust was established in 1994 when Mourant & Co. were appointed as trustees to purchase shares in Berisford to meet some of the future obligations under employee option schemes. Shares are distributed to employees upon exercise of options held by them and payment by them of the exercise price. The Company finances the EXSOP trust by way of an interest-free loan of L3.1 million. (1998: L2.7 million). The
     EXSOP trust has waived the right to receive dividends on all shares held. Costs are borne by the sponsoring company and written off in the period in which they are incurred. At October 1, 1999 the cost of the shares was less than the market value. However, options to purchase the shares, at cost to the EXSOP trust, have been granted to certain Directors and employees. The market value of the shares held by the EXSOP trust at October 1, 1999 was L5.2 million.

14.   BUSINESS SEGMENT INFORMATION

     Effective for the fiscal year ended October 2, 1999, the Company adopted SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which establishes standards for reporting information about operating segments in annual financial statements and requires disclosures of selected information about segments to shareholders. The statement also establishes standards for related disclosures about products and services, geographic areas and major customers. Under SFAS No. 131, operating segments are determined consistent with the way that management organizes and evaluates financial information internally for making operating decisions and assessing performance.

      The Company's principal business is the manufacture and sale of commercial food equipment through Welbilt and Scotsman and of building and consumer products through Magnet Limited and C.P. Hart & Sons Limited.

      The Company's primary measure of segment profit or loss is operating earnings, which is defined by the Company as earnings before interest and taxes. The segment disclosures are generally on a basis consistent with the accounting policies described in Note 1. Intersegment transfers of inventory are recorded at variable cost, plus a markup. Information on the three segments as well as the geographical analysis is as follows (in millions):

                                                     FISCAL YEARS ENDED
                                          --------------------------------------
                                          OCTOBER 2,  SEPTEMBER 26, SEPTEMBER 27,
                                           1999          1998          1997
   Net Sales:
     Food equipment                       L 489.7      L 332.9      L 301.1
     Building and consumer products         265.6        250.5        231.1
     Other                                    1.0          3.0          1.6
                                         ---------     --------     --------
              Total                       L 756.3      L 586.4      L 533.8
                                         =========     ========     ========

   Depreciation and Amortization:
     Food equipment                        L 32.0       L 23.0       L 20.8
     Building and consumer products           3.7          3.1          3.0
                                         ---------     --------     --------

              Total                        L 35.7       L 26.1       L 23.8
                                         =========     ========     ========

   Operating Profit:
     Food equipment                        L 41.2       L 30.3       L 22.8
     Building and consumer products          26.5         20.3         15.2
     Other                                    0.2          0.4          0.1
                                         ---------     --------     --------

              Total                        L 67.9       L 51.0       L 38.1
                                         =========     ========     ========

                                          OCTOBER 2,   SEPTEMBER 26,
                                            1999          1998
   Segment Assets:
     Food equipment                       L 1,100.7      L 516.8
     Building and consumer products           144.7        147.3
     Other                                     72.2         98.5
                                          ---------    ---------

              Total                       L 1,317.6      L 762.6
                                          =========    =========

   Expenditure for Additions to Fixed
     Assets:
     Food equipment                          L 18.9        L 7.8
     Building and consumer products            11.7          6.4
     Other                                      1.9          0.2
                                          ---------    ---------
              Total                          L 32.5       L 14.4
                                          =========    =========

                               NET SALES TO EXTERNAL CUSTOMERS                   FIXED ASSETS
                         ------------------------------------------       -------------------------
                                FISCAL YEARS ENDED
   GEOGRAPHIC            OCTOBER 2,    SEPTEMBER 26,   SEPTEMBER 27,      OCTOBER 2,   SEPTEMBER 26,
   INFORMATION                1999             1998            1997            1999            1998

   North America            L 333.3         L 245.5         L 231.8          L 87.2         L 37.1
   United Kingdom             302.7           263.3           242.3            25.8           20.3
   Rest of Europe              71.2            49.7            28.3            11.0            4.6
   Rest of world               49.1            27.9            31.4             9.1            0.2
                           --------        --------         -------         -------        -------
   Total                    L 756.3         L 586.4         L 533.8         L 133.1         L 62.2
                           ========        ========         =======         =======        =======


      Net sales are attributed to a country according to the location of the customer. The Company currently has no single external customer which accounts for 10 percent or more of its revenue. Fixed assets exclude intangibles.

15.   EARNINGS PER SHARE DISCLOSURE

      The following table reconciles the components of basic and diluted earnings per ordinary share (in millions):

                                                                              FISCAL YEARS ENDED
                                             ---------------------------------------------------------------------------------
                                                   OCTOBER 2,                  SEPTEMBER 26,               SEPTEMBER 27,
                                                     1999                         1998                         1997

                                                 L          SHARES             L         SHARES            L          SHARES
   Basic earnings attributable to
     ordinary shares                           27.3          157.1          16.3          151.5          12.6          152.0

   Effect of diluted securities -
     Employee share options                      --            2.1            --            2.2            --            1.3
     Sharesave options                           --            0.8            --            0.7            --            0.3
     CULS                                       8.4           89.4            --            (*)            --            (*)
                                             -------        ------         ------       -------        ------         -------
   Diluted earnings attributable to
     ordinary shares                           35.7          249.4          16.3          154.4          12.6          153.6
                                             =======        ======         ======       =======        ======         =======

(*)   antidilutive

16.   SUBSEQUENT EVENTS

      On January 14, 2000, Berisford issued a notice to redeem at par value all Convertible Unsecured Loan Stock due 2015 ("CULS") in issue on February 14, 2000. Between January 14, 2000 and February 14, 2000, holders of CULS with a nominal value of L93,348,044, converted their securities into 38,100,937 ordinary shares in Berisford. This conversion increased the number of ordinary shares of Berisford in issue to 249,683,391. The remaining CULS in issue, with a nominal value of L1,066,335, were redeemed for cash at par value on February 26, 2000 together with accrued interest of L21,753 gross.

      CULS holders who converted their CULS to ordinary shares are eligible for any dividend declared, made or paid by reference to a record date after February 14, 2000.

                                     ******

                  ENODIS PLC (FORMERLY KNOWN AS BERISFORD PLC)
          UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF APRIL 1, 2000 AND FOR THE 26 WEEKS ENDED APRIL1, 2000 AND MARCH 27, 1999

ENODIS PLC
CONSOLIDATED BALANCE SHEET
(IN MILLIONS EXCEPT SHARE DATA)
--------------------------------------------------------------------------------


                                                              APRIL 1,      APRIL 1,   OCTOBER 2,
                                                                2000          2000       1999
                                                              --------      --------   --------
                                                              (NOTE 1)     (UNAUDITED)
                                                            (CONVENIENCE
                                                            TRANSLATION)
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                $   26.6       L  16.7    L  26.7
     Trade accounts receivable, less allowance
         for doubtful accounts of L8.7 and L4.4, respectively    268.0         168.0      175.2
     Inventories                                                 230.4         144.4      146.3
     Prepaid expenses and other current assets                    57.0          35.7       31.7
     Deferred income taxes                                        25.2          15.8       32.9
                                                              --------      --------   --------
              Total current assets                               607.2         380.6      412.8

PROPERTY, PLANT AND EQUIPMENT, net                               223.2         139.9      133.1
GOODWILL, net                                                  1,010.3         633.3      636.7
DEFERRED INCOME TAXES                                            141.0          88.4       85.3
OTHER ASSETS                                                      78.5          49.2       49.7
                                                              --------      --------   --------
TOTAL ASSETS                                                  $2,060.2      L1,291.4   L1,317.6
                                                              ========      ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Trade accounts payable                                   $  149.3        L 93.6     L 83.7
     Accrued expenses and other current liabilities              211.5         132.6      165.4
     Short-term debt                                               7.8           4.9        5.1
     Current portion of long-term debt                            98.8          61.9       74.5
     Income taxes payable                                         19.0          11.9        9.0
                                                              --------      --------   --------
              Total current liabilities                          486.4         304.9      337.7

LONG-TERM DEBT                                                   576.4         361.3      445.8
OTHER LIABILITIES                                                 85.7          53.7       51.1
MINORITY INTEREST                                                  1.9           1.2        1.0
                                                              --------      --------   --------
              Total liabilities                                1,150.4         721.1      835.6
                                                              --------      --------   --------
SHAREHOLDERS' EQUITY:
     Ordinary shares, 50p par value, 344,200,000 shares          199.1         124.8      105.8
         authorized; 211,553,127 and 249,694,873 shares
         issued and outstanding, respectively
     Additional paid-in capital                                  380.7         238.6      165.9
     Retained earnings                                           353.5         221.6      224.6
     Accumulated other comprehensive loss                        (23.5)        (14.7)     (14.3)
                                                              --------      --------   --------
              Total shareholders' equity                         909.8         570.3      482.0
                                                              --------      --------   --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $2,060.2      L1,291.4   L1,317.6
                                                              ========      ========   ========

See notes to consolidated financial statements.

ENODIS PLC


CONSOLIDATED STATEMENTS OF INCOME
(IN MILLIONS EXCEPT SHARE DATA, UNAUDITED)
--------------------------------------------------------------------------------

                                                           26 WEEKS ENDED
                                                  APRIL 1,     APRIL 1,  MARCH 27,
                                                   2000         2000       1999
                                                  -------      -------    -------
                                                  (NOTE 1)
                                                (CONVENIENCE
                                                TRANSLATION)
NET SALES                                         $ 906.1      L 568.0    L 321.5

COSTS OF GOODS SOLD                                 610.0        382.4      204.8
                                                  -------      -------    -------

Gross profit                                        296.1        185.6      116.7

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES        172.3        108.0       76.6

DEPRECIATION AND AMORTIZATION                        45.3         28.4       14.6
                                                  -------      -------    -------

Operating profit                                     78.5         49.2       25.5

OTHER INCOME, NET                                     5.4          3.4        1.5

INTEREST EXPENSE, NET INCLUDING AMORTIZATION
     OF DEBT ISSUANCE COSTS                         (27.7)       (17.4)      (6.0)
                                                  -------      -------    -------

INCOME BEFORE INCOME TAXES                           56.2         35.2       21.0

PROVISION FOR INCOME TAXES                          (32.1)       (20.1)      (9.9)
                                                  -------      -------    -------

NET INCOME                                        $  24.1      L  15.1    L  11.1
                                                  =======      =======    =======


BASIC EARNINGS PER ORDINARY SHARE (PENCE):
     Net income                                   $  0.11         6.9p       7.3p
                                                  =======      =======    =======


DILUTED EARNINGS PER ORDINARY SHARE (PENCE):
     Net income                                   $  0.10         6.1p       6.9p
                                                  =======      =======    =======

See notes to consolidated financial statements

ENODIS PLC


CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN MILLIONS, UNAUDITED)
--------------------------------------------------------------------------------

                                                                                 26 WEEKS ENDED
                                                                         APRIL 1,     APRIL 1, MARCH 27,
                                                                           2000        2000      1999
                                                                          ------      ------    ------
                                                                        (NOTE 1)
                                                                      (CONVENIENCE
                                                                      TRANSLATION)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                           $ 24.1     L  15.1   L  11.1
Adjustments to reconcile net income to net cash provided by
     operations:
     Depreciation and amortization                                          45.3        28.4      14.6
     Gain on sale of fixed assets                                           (5.4)       (3.4)     (1.5)
     Deferred income taxes                                                  23.9        15.0       8.1
     Change in operating assets and liabilities:
     Decrease in accounts receivable                                        15.0         9.4       3.3
     Decrease/(increase) in inventories                                      3.8         2.4      (1.5)
     Decrease/(increase) in prepaid expenses and other current assets        3.0         1.9      (1.0)
     Increase in trade accounts payable                                     13.2         8.3       8.2
     Decrease in accrued expenses and other current liabilities            (19.4)      (12.2)     (6.6)
     Other, net                                                              4.6         2.9      (1.8)
                                                                          ------      ------    ------
        Net cash provided by operations                                    108.1        67.8      32.9
                                                                          ------      ------    ------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                                                  (27.6)      (17.3)     (9.3)
     Proceeds from the sale of fixed assets                                 10.4         6.5       7.5
     Acquisitions, net of cash acquired                                    (47.7)      (29.9)    (11.4)
                                                                          ------      ------    ------
        Net cash used in investing activities                              (64.9)      (40.7)    (13.2)
                                                                          ------      ------    ------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from long-term debt                                            2.9         1.8      --
     Repayments of long-term debt                                          (25.4)      (15.9)    (11.4)
     Repayments of capital lease obligations                                (0.5)       (0.2)     (0.5)
     Dividends paid to shareholders                                        (28.7)      (18.1)     (9.6)
     Proceeds from issuance of shares                                        0.2         0.1      --
     Repurchase of convertible debt                                         (1.8)       (1.1)     --
                                                                          ------      ------    ------
        Net cash used in financing activities                              (53.3)      (33.4)    (21.5)
                                                                          ------      ------    ------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
     CASH EQUIVALENTS                                                       (5.9)       (3.7)      4.5
                                                                          ------      ------    ------
NET (DECREASE)/INCREASE IN CASH AND CASH
     EQUIVALENTS                                                           (16.0)      (10.0)      2.7
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                              42.6        26.7      39.0
                                                                          ------      ------    ------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                  $ 26.6      L 16.7    L 41.7
                                                                          ======      ======    ======

See notes to consolidated financial statements.

ENODIS PLC


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN MILLIONS, UNAUDITED)

                                               ORDINARY SHARES                             ACCUMULATED
                                             -------------------   ADDITIONAL                 OTHER
                                                          PAR       PAID-IN     RETAINED  COMPREHENSIVE
                                              NUMBER     VALUE      CAPITAL     EARNINGS     (LOSS)        TOTAL
                                             --------   --------    --------    --------    --------      --------
BALANCE, OCTOBER 2, 1999                        211.6   L  105.8    L  165.9    L  224.6   L  (14.3)      L  482.0
                                                                                                          --------

Comprehensive income:
   Net income                                                                       15.1                      15.1
   Foreign currency translation adjustments                                                    (0.4)          (0.4)
                                                                                                          --------
Total comprehensive income:                                                                                   14.7
                                                                                                          --------

Dividends on ordinary shares                                                       (18.1)                    (18.1)

Conversion of Convertible Unsecured Loan
   Stock                                         38.1       19.0        72.7                                  91.7
                                             --------   --------    --------    --------    --------      --------

BALANCE, APRIL 1, 2000                          249.7   L  124.8    L  238.6    L  221.6   L  (14.7)      L  570.3
                                             ========   ========    ========    ========    ========      ========

BALANCE, APRIL 1, 2000                          249.7   $  199.1    $  380.7    $  353.5    $  (23.5)     $  909.8
                                             ========   ========    ========    ========    ========      ========
(Note 1 Convenience Translation)

See notes to consolidated financial statements

ENODIS PLC


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
1.       BASIS OF PRESENTATION

         BASIS OF PRESENTATION - The Consolidated Balance Sheet at April 1, 2000 and the Consolidated Statements of Income, Cash Flows and Shareholders' Equity for the 26 weeks ended April 1, 2000 and March 27, 1999 have been prepared in conformity with the accounting principles applied in our audited consolidated financial statements for the fiscal year ended October 2, 1999. In the opinion of management, this information includes all material adjustments, which are of a normal and recurring nature, necessary for a fair presentation.

         These statements should be read in conjunction with our audited consolidated financial statements and related notes for the fiscal year ended October 2, 1999. The results for the 26 weeks are not necessarily indicative of the results expected for the fiscal year.


         For purposes of these notes, "Enodis" refers to Enodis plc, and "the Company" refers to Enodis plc and its subsidiaries. Enodis PLC changed its name from Berisford PLC on June 26, 2000.


         CONVENIENCE TRANSLATION - The consolidated financial statements are presented in millions of Great Britain pounds ("L" or "GBP"). In addition, the consolidated financial statements as of and for the 26 weeks ended April 1, 2000 are also presented in U.S. dollars ("$" or "USD"). These USD amounts are unaudited and are presented solely for the convenience of the reader at the rate of L1.00 = USD 1.5953, the noon buying rate of the United States (U.S.) Federal Reserve Bank as of March 31, 2000. No representation is made that the GBP amounts shown could have been, or could be converted into USD at that or any other rate.

2.       INVENTORIES

         Inventories consist of the following (in millions):

                                                APRIL 1, 2000
                                                 (UNAUDITED)   OCTOBER 2, 1999
                                                 -----------   ---------------
                       Finished goods               L 79.5         L 82.7
                       Work-in-process                15.5           16.6
                       Raw materials                  43.6           35.9
                       Land                            5.8           11.1
                                                    ------         ------
                                                    L144.4         L146.3
                                                    ======         ======

3.         LONG-TERM DEBT

           Long-term debt consists of the following (in millions):

                                                 APRIL 1, 2000
                                                  (UNAUDITED)  OCTOBER 2, 1999
Term loan                                           L360.4         L362.4
Revolving multi-currency loan facility                37.2           43.1
CULS                                                  --             94.4
Other loans                                           23.9           18.5
Obligations under capital lease                        1.7            1.9
                                                    ------         ------
                                                     423.2          520.3
Less: current portion                                (61.9)         (74.5)
                                                    ------         ------
                                                    L361.3         L445.8
                                                    ======         ======

           The term loan and revolving multi-currency loan facility are syndicated bank loans of $600.0 million (L376.1 million) and $300.0 million (L188.1 million), respectively, each with a five-year term, which commenced in August 1999. The term loan, which was fully drawn down at the balance sheet date, and the revolving multi-currency loan facility which was partly drawn down, bear interest at between 1.25% and 2.25% above the bank's base rate as periodically determined by reference to certain agreed financial ratios. The weighted average interest rate for the term loan and revolving multi-currency loan facility for the period ended April 1, 2000 was 7.46%. The loans are guaranteed by Enodis and its material subsidiaries and secured by the shares of each of its U.S. subsidiaries. The term loan is subject to principal repayment of $50.0 million (L31.3 million) in the year to September 30, 2000 and $125.0 million (L78.4 million) in each of the three subsequent years, with the balance due before maturity in August 2004. $25.0 million (L15.7 million) was repaid during the period ended April 1, 2000. The undrawn amount available to us under the revolving multi-currency loan facility was L150.3 million at April 1, 2000.

           Other loans consist primarily of L6.0 million ($9.6 million) of additional short-term bank borrowings and L14.9 million ($23.8 million) of Industrial Revenue Bonds. The Industrial Revenue Bonds are at favorable rates of interest, set periodically by reference to market movements. These bonds incurred rates of interest between 3.0% and 6.3% during the period. The Industrial Revenue Bonds are secured by certain properties of Enodis.


           The following is a summary of the aggregate of long-term debt at April 1, 2000 (in millions):

                                               (UNAUDITED)
                                               -----------
                       2001                     L  61.9
                       2002                        80.7
                       2003                        80.3
                       2004                       100.6
                       2005                        94.6
                       Thereafter                   3.4
                                                -------

                       Total                    L 421.5
                                                =======

           The agreement governing the term loan and revolving multi-currency loan facility contains restrictive financial covenants including, but not limited to, a maximum leverage ratio, minimum interest cover ratio and net worth. We were in compliance with those covenants as of April 1, 2000.

           In addition we are required to make prepayments on the loans of 50% of cash flow above specified leverage ratios and 100% of any net asset sale proceeds, as defined in the credit and Guaranty Agreement, in excess of $50.0 million (L31.3 million).

4.         LITIGATION

           There have been no significant changes in the status of the cases described in our audited consolidated financial statements, with the exception of the Consolidated Industries-related cases, in which two of our subsidiaries were named as defendants. On May 8, 2000, the court granted summary judgement in favor of our subsidiaries dismissing the plaintiff's claim. The plaintiff has filed an appeal.

5.         BUSINESS SEGMENT INFORMATION

           Under SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, operating segments are determined consistent with the way the management organizes and evaluates financial information for making operating decisions and assessing performance. Our principal business is the manufacture and sale of commercial food equipment through Welbilt Corporation and Scotsman Industries, Inc. ("Scotsman") and of building and consumer products through Magnet Limited and C.P. Hart & Sons Limited.

           Our primary measure of segment profit or loss is operating profit, which we define as profit before interest and taxes. Information on the three segments is as follows (in millions):

                                                             26 WEEKS ENDED
                                                      APRIL 1, 2000   MARCH 27, 1999
                                                       (UNAUDITED)     (UNAUDITED)
                                                        --------        --------
Net sales:
       Food equipment                                   L  415.6        L  192.7
       Building and consumer products                      138.7           128.8
       Other                                                13.7            --
                                                        --------        --------
                    Total                               L  568.0        L  321.5
                                                        ========        ========

Depreciation and amortization:
       Food equipment                                   L   26.5        L   12.8
       Building and consumer products                        1.9             1.8
                                                        --------        --------
                    Total                               L   28.4        L   14.6
                                                        ========        ========

Operating profit:
       Food equipment                                   L   31.2        L   16.4
       Building and consumer products                       10.8             9.5
       Other                                                 7.2            (0.4)
                                                        --------        --------
                     Total                              L   49.2        L   25.5
                                                        ========        ========

                                                      APRIL 1, 2000  OCTOBER 2, 1999
                                                        --------        --------
                                                       (UNAUDITED)
Segment assets:
       Food equipment                                   L1,103.3        L1,100.7
       Building and consumer products                      127.6           144.7
        Other                                               60.5            72.2
                                                        --------        --------
                    Total                               L1,291.4        L1,317.6
                                                        ========        ========

6.    EARNINGS PER SHARE DISCLOSURE

      The following table reconciles the components of basic and diluted earnings per ordinary share (in millions):

                                                            26 WEEKS ENDED
                                                   APRIL 1, 2000      MARCH 27, 1999
                                                    (UNAUDITED)         (UNAUDITED)
                                                   --------------     --------------
                                                    L      Shares      L      SHARES
Basic earnings attributable to ordinary shares      15.1    219.8      11.1    151.6

Effect of diluted securities -
     Employee share options                         --        1.4      --        1.7
     Sharesave options                              --        1.0      --        0.5
     CULS                                            0.1     28.6       5.9     94.0
                                                   -----    -----     -----    -----

 Diluted earnings attributable to ordinary
     shares                                         15.2    250.8      17.0    247.8
                                                   =====    =====     =====    =====

7.    SUPPLEMENTAL CASH FLOW INFORMATION:

         Cash paid for interest and income taxes is as follows (in millions):

                                                      26 WEEKS ENDED
                                            APRIL 1, 2000         MARCH 27, 1999
                                             (UNAUDITED)           (UNAUDITED)
                                            -------------         --------------
         Interest paid                         L   17.4             L    6.6
         Income taxes paid                     L    5.1             L    2.3

         The following is a schedule of non-cash investing and financing activities (in millions):

                                                        26 WEEKS ENDED
                                                APRIL 1, 2000      MARCH 27, 1999
                                                 (UNAUDITED)        (UNAUDITED)
                                                -------------      --------------
         Fair value of assets acquired            L     4.1          L   17.1
         Cash paid                                     (2.3)            (11.4)
                                                  ----------         ---------
         Liabilities assumed                      L     1.8          L    5.7
                                                  ==========         =========

      Acquisitions, net of cash acquired, for the period ended April 1, 2000 includes the cash payment relating to deferred consideration and costs of L27.6 million, which was accrued during the fiscal year ended October 2, 1999 in respect of the Scotsman acquisition.

8.    FINANCIAL INSTRUMENTS

INTEREST RATE SWAP AGREEMENTS


      The Company has entered into two interest rate swap agreements with a combined notional amount of $100 million. These agreements swap floating interest rates for fixed interest rates and are used to mitigate the impact of fluctuations in interest rates on the Company's variable rate long-term borrowings. The interest rate swap agreements mature on November 29, 2002. The approximate gain to the Company to terminate the agreements at April 1, 2000 would have been $1.8 million.

INTEREST RATE CAP/FLOOR AGREEMENT


      The Company has entered into an interest rate cap/floor agreement with a notional amount of $100 million. The agreement matures on November 29, 2001. This agreement is used to mitigate the impact of fluctuations in [^] interest rates on the Company's variable rate long-term borrowings. The approximate gain to the Company to terminate the agreement at April 1, 2000 would have been $0.4 million.


FOREIGN CURRENCY FORWARD CONTRACTS


      At April 1, 2000 and October 2, 1999, the Company had foreign currency forward contracts maturing at various dates to sell L17.0 million and L12.7 million in foreign currency, respectively. The fair value of the forward contracts is the amount that the Company would receive or pay to terminate the contracts. In order to terminate those agreements, the Company would have incurred a loss of L0.0 million and L0.2 million at April 1, 2000 and October 2, 1999, respectively.

9.    SUBSEQUENT EVENTS

         Subsequent to the balance sheet date, on June 14, 2000, the Company completed the acquisition of Merrychef Holdings Ltd in the U.K., for a total purchase price of L16.7 million, including the repayment of debt of L12.9 million.

                           SCOTSMAN INDUSTRIES, INC.

CONSOLIDATED FINANCIAL STATEMENTS AS OF JANUARY 3, 1999 AND FOR THE THREE YEARS IN THE PERIOD ENDED JANUARY 3, 1999

CONSOLIDATED STATEMENT OF INCOME
(Amounts in thousands, except per-share data)


FOR THE FISCAL YEARS ENDED                             JAN. 3, 1999      DEC. 28, 1997         DEC. 29, 1996
--------------------------                             ------------      -------------         -------------
Net sales                                                  $633,044          $571,588               $356,373
Cost of sales                                               474,679           429,598                257,942
                                                           --------          --------               --------
Gross profit                                                158,365           141,990                 98,431
Selling and administrative expenses                          93,945            83,071                 58,135
                                                           --------          --------               --------
Income from operations                                       64,420            58,919                 40,296
Interest expense, net                                        26,820            21,358                  5,279
                                                           --------          --------               --------
Income before income taxes                                   37,600            37,561                 35,017
Income taxes                                                 18,672            18,642                 16,449
                                                           --------          --------               --------
Income before extraordinary loss                             18,928            18,919                 18,568
Extraordinary loss (net of income taxes of $422)                 --              (633)                    --
                                                           --------          --------               --------
Net income                                                 $ 18,928          $ 18,286               $ 18,568
Preferred stock dividends                                        --                --                    813
                                                           --------          --------               --------
Net income available to common shareholders                $ 18,928          $ 18,286               $ 17,755
                                                           --------          --------               --------
Basic earnings per share:
 Income before extraordinary loss                          $   1.79          $   1.79               $   1.89
 Extraordinary loss                                              --             (0.06)                    --
                                                           --------          --------               --------
 Earnings per common share                                 $   1.79          $   1.73               $   1.89
                                                           --------          --------               --------
Diluted earnings per share:
 Income before extraordinary loss                          $   1.76          $   1.75               $   1.73
 Extraordinary loss                                              --             (0.06)                    --
                                                           --------          --------               --------
 Earnings per common share                                 $   1.76          $   1.69               $   1.73
                                                           --------          --------               --------


The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED BALANCE SHEET


(Amounts in thousands, except number of shares)
                                                                 JAN. 3, 1999        DEC. 28, 1997
                                                                 ------------        -------------
Assets
--------------------------------------------------------------------------------------------------
Current Assets:
 Cash and temporary cash investments                                $ 22,429             $ 24,085
 Trade accounts and notes receivable, net of allowances
  of $5,214 in 1998 and $5,371 in 1997                               119,210              102,880
 Inventories                                                          90,908               75,350
 Deferred income taxes                                                14,981               12,515
 Other current assets                                                 10,799               12,266
                                                                    --------             --------
    Total current assets                                             258,327              227,096
Properties and equipment, net                                         99,463               86,762
Goodwill, net                                                        309,743              281,855
Other noncurrent assets                                               40,117               64,411
                                                                    --------             --------
    TOTAL ASSETS                                                    $707,650             $660,124
                                                                    --------             --------
Liabilities and Shareholders' Equity
Current Liabilities:
 Short-term debt and current maturities of capitalized
 lease obligations and long-term debt                               $ 24,801             $ 29,519
 Trade accounts payable                                               54,985               44,889
 Accrued income taxes                                                 17,052                4,002
 Accrued expenses                                                     68,184               69,537
                                                                    --------             --------
    Total current liabilities                                        165,022              147,947
                                                                    --------             --------
Long-term debt and capitalized lease obligations                     330,531              321,132
Deferred income taxes                                                  2,368                2,305
Other noncurrent liabilities                                          41,858               46,086
                                                                    --------             --------
    TOTAL LIABILITIES                                                539,779              517,470
                                                                    --------             --------
Minority Interest                                                      7,338                   --
                                                                    --------             --------
Shareholders' Equity:
 Common stock, $.10 par value, authorized 50,000,000 shares;
  issued 10,783,090 shares and 10,760,490 shares, respectively         1,078                1,076
 Preferred stock, $1.00 par value, authorized 10,000,000 shares;
  issued 0 shares                                                         --                   --
 Additional paid in capital                                           74,200               73,639
 Retained earnings                                                    97,134               79,266
 Accumulated other comprehensive income                              (10,167)              (9,615)
 Less: Common stock held in treasury; 186,210 and
  191,893 shares, respectively                                        (1,712)              (1,712)
                                                                    --------             --------
    TOTAL SHAREHOLDERS' EQUITY                                       160,533              142,654
                                                                    --------             --------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $707,650             $660,124
                                                                    --------             --------


The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS


(Amounts in thousands)
FOR THE FISCAL YEARS ENDED                              JAN. 3, 1999        DEC. 28, 1997         DEC. 29, 1996
--------------------------                              ------------        -------------         -------------
Cash flows from operating activities:
 Net income                                                $ 18,928             $ 18,286              $ 18,568
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                              19,412               16,549                 8,870
(Gain) loss on property dispositions                           (102)                 169                   (82)
 Change in assets and liabilities:
  Trade accounts receivable                                   1,431              (11,537)               (3,310)
  Inventories                                                (1,018)               7,121                   237
  Trade accounts payable and other liabilities               (8,549)              (4,892)               (1,877)
  Other, net                                                  5,481                6,231                 1,101
                                                           --------             --------               -------
    Net cash provided by operating activities                35,583               31,927                23,507
 Cash flows from investing activities:
   Investment in properties and equipment                    (9,964)             (11,788)               (6,195)
   Proceeds from dispositions of properties and equipment       292                  154                   230
   Acquisition of Kysor                                          --             (264,788)                   --
   Acquisition of Austral                                   (13,721)                  --                    --
   Other investments in subsidiaries and joint ventures      (1,694)              (7,626)               (3,414)
                                                           --------             --------               -------

    Net cash used in investing activities                   (25,087)            (284,048)               (9,379)
 Cash flows from financing and capital activities:
   Short-term debt, net                                       2,941               (3,060)               (6,524)
   Issuance of long-term debt                                46,556              464,790                16,074
   Principal payments under long-term debt and
    capitalized leases                                      (59,459)            (189,243)              (21,128)
   Financing costs of Kysor and subordinated debt
    and debt discount                                            --               (8,517)                   --
   Dividends paid to shareholders                            (1,059)              (1,055)               (2,035)
                                                           --------             --------               -------
    Net cash (used in) provided by financing and
     capital activities                                     (11,021)             262,915               (13,613)
Effect of exchange rate changes on cash and
temporary cash investments                                   (1,131)              (3,210)                  178
                                                           --------             --------               -------
Net (decrease) increase in cash and temporary
cash investments                                             (1,656)               7,584                   693
Cash and temporary cash investments at
 beginning of year                                           24,085               16,501                15,808
                                                           --------             --------               -------
 Cash and temporary cash investments at end of year        $ 22,429             $ 24,085              $ 16,501
                                                           --------             --------               -------
Supplemental disclosure of cash flow information:
 Cash paid during the year for:
    Interest                                               $ 28,879             $ 19,159              $  6,812
                                                           --------             --------               -------
    Income taxes                                           $ 13,191             $ 23,092              $ 14,957
                                                           --------             --------               -------
Supplemental schedule of noncash investing and
 financing activities:

    Investment in properties and equipment through
      issuance of capitalized lease obligations            $   (503)            $   (440)             $    (42)
                                                           --------             --------               -------


The accompanying notes to consolidated financial statements are an integral part of this statement.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                                                 Accumulated
                                      Common  Preferred  Additional                    Other
(Amounts in thousands,                 Stock      Stock     Paid in  Retained  Comprehensive  Treasury  Comprehensive
except number of shares)           Par Value  Par Value     Capital  Earnings         Income     Stock         Income      Total
                                   ---------  ---------  ----------  --------  -------------  --------  -------------  ---------

BALANCE AT DECEMBER 31, 1995          $  915   $ 2,000      $70,514  $45,232       $ (4,999)  $(1,343)                 $112,319
 Comprehensive income:
  Net income                              --        --           --   18,568             --        --        $18,568     18,568
  Foreign currency translation
   adjustments                            --        --           --       --          2,034        --          2,034      2,034
  Issuance of deferred compensation       --        --          119       --           (119)       --           (119)        --
  Amortization of deferred
   compensation                           --        --           --       --            120        --            120        120
Unrecognized pension cost                 --        --           --       --            (30)       --            (30)       (30)
Total comprehensive income                --        --           --       --             --        --        $20,573         --
  Dividends declared to
   common shareholders                    --        --           --     (951)            --        --                      (951)
  Dividends declared to
   preferred shareholders                 --        --           --     (813)            --        --                      (813)
  Conversion of preferred stock
   into common stock                     153    (2,000)       1,847       --             --        --                        --
  Stock options exercised                  5        --          573       --             --      (113)                      465
                                      ------   -------      -------  -------       --------   -------       --------   --------
BALANCE AT DECEMBER 29, 1996          $1,073   $    --      $73,053  $62,036       $ (2,994)  $(1,456)                 $131,712
 Comprehensive income:
  Net income                              --        --           --   18,286             --        --        $18,286     18,286
  Foreign currency translation
   adjustments                            --        --           --       --         (6,573)       --         (6,573)    (6,573)
  Issuance of deferred
   compensation                           --        --          119       --           (120)        1           (120)        --
  Amortization of deferred
   compensation                           --        --           --       --            120        --            120        120
  Unrecognized pension cost               --        --           --       --            (48)       --            (48)       (48)
Total comprehensive income                --        --           --       --             --        --        $11,665         --
  Dividends declared to
   common shareholders                    --        --           --   (1,056)            --        --                    (1,056)
  Stock options exercised                  3        --          467       --             --      (257)                      213
                                      ------   -------      -------  -------       --------   -------       --------   --------
BALANCE AT DECEMBER 28, 1997          $1,076   $    --      $73,639  $79,266       $ (9,615)  $(1,712)                 $142,654
 Comprehensive income:
  Net income                              --        --           --   18,928             --        --        $18,928     18,928
  Foreign currency translation
   adjustments                            --        --           --       --           (478)       --           (478)      (478)
  Issuance of deferred
   compensation                           --        --          151       --           (132)       --           (132)        19
  Amortization of deferred
   compensation                           --        --           --       --            128        --            128        128
  Unrecognized pension cost               --        --           --       --            (70)       --            (70)       (70)
Total comprehensive income                --        --           --       --             --        --        $18,376         --
  Dividends declared to
   common shareholders                    --        --           --   (1,060)            --        --                    (1,060)
  Stock options exercised                  2        --          410       --             --        --                       412
                                      ------   -------      -------  -------       --------   -------       --------   --------
BALANCE AT JANUARY 3, 1999            $1,078   $    --      $74,200  $97,134       $(10,167)  $(1,712)                 $160,533


The accompanying notes to consolidated financial statements are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Scotsman Industries, Inc. ("Scotsman" or "the Company") and its consolidated subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Certain amounts in the consolidated financial statements for previous years have been reclassified to conform to the presentation used for fiscal year 1998.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The Company reports on a 52-53 week fiscal year ending on the Sunday nearest to December 31. Fiscal year 1998 had 53 weeks. Fiscal years 1997 and 1996 had 52 weeks.

Cash Management

The Company considers all highly liquid investments with original maturities of three months or less to be temporary cash investments.

Temporary cash investments, primarily Eurodollar deposits or repurchase agreements with maturities of 90 days or less, are carried at cost, which approximates market value. Interest income (in thousands) included in interest expense, net was $854, $1,411, and $791 for fiscal years 1998, 1997 and 1996, respectively.

Trade Accounts and Notes Receivable

Trade accounts and notes receivable at January 3, 1999, and December 28, 1997, included notes of $6.0 million and $6.4 million, respectively.

Inventories

Inventories are stated at the lower of cost or market and include the appropriate elements of material, labor and manufacturing overhead expenses. Cost is determined using the last-in, first-out ("LIFO") method for 13 percent of domestic inventories and the first-in, first-out ("FIFO") method for the balance of domestic and all foreign inventories.

Properties and Equipment

Properties and equipment, including capitalized leases, are recorded at cost to the Company at date of acquisition and depreciated over either their estimated useful lives, ranging from 3 to 40 years, or lease terms, whichever is shorter, using principally the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes.

Goodwill

Cost of investments in excess of net assets of businesses acquired is being amortized using the straight-line method over 40 years. The related amortization expense was $7.6 million, $6.3 million, and $2.5 million for the fiscal years 1998, 1997 and 1996, respectively. At January 3, 1999, and December 28, 1997, accumulated amortization was $21.9 million and $14.5 million, respectively. After an acquisition, the Company reviews whether subsequent events and circumstances have occurred that indicate that the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. The Company uses projections to assess whether future operating income of the business on a non-discounted basis is likely to exceed the goodwill amortization over the remaining life of the goodwill, to determine whether a writedown of goodwill to recoverable value (as determined by the same projections) is appropriate.

Financial Instruments

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company's participation in derivatives is limited primarily to interest rate hedging agreements and forward exchange contracts. The Company enters into interest rate hedging agreements (swaps and caps) to reduce the impact of changes in interest rates on its floating-rate long-term debt. With interest rate swap agreements, the difference between the fixed and floating rates, which is to be paid or received, is accrued as interest rates change and is recognized over the life of the hedging agreements. Interest rate cap agreements entitle the Company to receive from the counterparties the amounts, if any, by which the selected market interest rates exceed the strike rates stated in the agreement. The cost of the interest rate cap agreement is amortized over the shorter of the original term of the agreement or the life of the financial instrument to which it is matched. The cash impacts of these instruments are included with the cash flows of the items to which they relate in the Consolidated Statement of Cash Flows.

The Company uses foreign currency forward contracts to hedge some of its currency exposure on non-permanent intercompany loans. Using hedge accounting, these contracts are valued at the current spot rate on a monthly basis, and the change in value is recognized currently and included, along with any amortization of forward points over the life of the contract, in selling and administrative expenses. Any foreign exchange gain or loss on the underlying intercompany loan is also included in selling and administrative expenses.

The Company also uses foreign currency forward contracts to reduce some of its exposure to exchange risks associated with transactions in the regular course of the Company's international operations. The Company utilizes forward contracts which are short-term in duration and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date. The carrying amount and fair value of these contracts are not significant.

If, subsequent to entering into a hedge transaction with forward contracts, the underlying transaction is no longer likely to occur, the hedge position is removed and any gain or loss is included in selling and administrative expenses.

Revenue Recognition

Revenue is recognized when goods are shipped to a customer.

Research and Development Costs

Research and development costs related to both present and future products are expensed currently. Research and development expenditures for fiscal years 1998, 1997, and 1996 were $7.0 million, $6.2 million, and $5.6 million, respectively.

Environmental Liabilities

The Company's operations and products are subject to federal, state, local and foreign regulatory requirements relating to environmental protection. It is the Company's policy to comply fully with all such applicable requirements. The Company may be subject to potential liabilities for the costs of environmental remediation at currently or previously owned or operated sites or sites to which it, or predecessor owners, transported materials.

It is the Company's policy to accrue for the estimated cost of environmental matters, on a non-discounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Such provisions and accruals exclude claims for recoveries from insurance carriers or other third parties. Such claims are recognized as receivables only if realization is probable.

Foreign Currency Translation

The Company has foreign subsidiaries located in Italy, Germany, Austria, China, the United Kingdom, Australia and New Zealand. Foreign subsidiary income and expenses are translated into United States dollars at the average rates of exchange prevailing during the year. The assets and liabilities are translated into U.S. dollars at the rates of exchange on the balance sheet date and the related translation adjustments are accumulated as a separate component of shareholders' equity. As the Company intends to maintain its investments in these subsidiaries indefinitely, ultimate realization of these translation adjustments is highly uncertain. Foreign currency transaction gains and losses are recorded in income as they occur.

Taxes

Federal and state income taxes are not provided on undistributed earnings of foreign subsidiaries that have been or are intended to be reinvested indefinitely.

Earnings Per Share

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Comprehensive Income

In July 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS 130"), which established standards for reporting comprehensive income in financial statements. SFAS 130 requires reporting certain transactions that result in a change in equity, such as currency translation, unrealized gains and losses, deferred compensation and minimum pension liability adjustments, as components of comprehensive income.
As of January 1, 1998, the Company adopted SFAS 130. The adoption of this Statement had no impact on the Company's net income or shareholders' equity.

New Accounting Standards

In January 1998, Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," was issued. This SOP provides guidance on the accounting for computer software costs. In April 1998, SOP No. 98-5, "Reporting on the Costs of Start-Up Activities," was issued. This SOP provides guidance on accounting for the cost of start-up activities. The Company is not required to adopt these Statements until the 1999 fiscal year. The Company is currently evaluating the extent to which its financial statements will be affected by these statements. The Company is unsure at this time what the impact will be on its financial statements.

In June 1998, FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. This Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company is not required to adopt this Statement until the 2000 fiscal year. The Company is currently evaluating the extent to which its financial statements will be affected by this Statement. The Company is unsure at this time what the impact will be on its financial statements.

2. INVENTORIES

Inventories consisted of the following (in thousands):


                       JAN. 3, 1999      DEC. 28, 1997
                       ------------      -------------

Finished goods              $36,154            $28,564
Work-in-process              20,375             13,891
Raw materials                34,379             32,895
                            -------            -------
TOTAL INVENTORIES           $90,908            $75,350
                            -------            -------


Approximately $7.6 million and $7.0 million of total Company inventories were valued on the LIFO method in fiscal 1998 and 1997, respectively. If inventories valued on the LIFO method had been valued using the FIFO method, they would have been $4.0 million and $4.1 million higher at January 3, 1999, and December 28, 1997, respectively.

3. PROPERTIES AND EQUIPMENT
Properties and equipment consisted of assets owned and leased under capital lease arrangements as follows (in thousands):

                                               JAN. 3, 1999       DEC. 28, 1997
                                               ------------       -------------
Owned:
 Land                                             $ 10,260            $  4,439
 Buildings and leasehold improvements               54,633              50,132
 Machinery, fixtures and equipment                  90,384              76,556
 Accumulated depreciation and amortization         (60,700)            (49,044)
                                                  --------            --------
 Owned, net                                         94,577              82,083
                                                  --------            --------
Leased:
 Buildings and leasehold improvements                5,351               5,270
 Machinery, fixtures and equipment                   1,766               1,231
 Accumulated depreciation and amortization          (2,231)             (1,822)
                                                  --------            --------
 Leased, net                                         4,886               4,679
                                                  --------            --------
PROPERTIES AND EQUIPMENT, NET                     $ 99,463            $ 86,762
                                                  --------            --------

4. SHORT-TERM DEBT

Short-term debt (in thousands) at January 3, 1999, and December 28, 1997, was $6,263 and $3,305, respectively, and principally related to amounts owed under lines of credit. The weighted average interest rate based on short-term debt outstanding as of January 3, 1999, and December 28, 1997, was 7.0 percent and
7.2 percent, respectively. Average borrowings (in thousands) and the related weighted average interest rates were as follows:

                                          1998              1997
                                        ------            ------
Bank and other borrowings               $3,970            $4,524
                                        ------            ------
Weighted-average interest rate             6.4%              6.7%
                                        ------            ------

The maximum aggregate short-term debt outstanding (in thousands) at the end of any month during fiscal years 1998 and 1997 was $8,791 and $12,333, respectively.

5. LINES OF CREDIT

The Company maintains various credit agreements which are used primarily to fund the Company's working capital needs. At January 3, 1999, these agreements (in thousands) included foreign and domestic lines of credit of $17,916 and $7,500, respectively. Lines of credit are reviewed annually, with amounts borrowed under lines of credit included in short-term debt.

At January 3, 1999, foreign and domestic lines of credit not in use were (in thousands) $17,243 and $1,910, respectively. Borrowings under these agreements are available at the prime rate or other prevailing market rates. All domestic and the majority of foreign lines of credit have no fees or compensating balance arrangements. Fees incurred for one small portion of the foreign line of credit were not significant and were expensed when incurred.

6. ACCRUED EXPENSES

Accrued expenses consisted of the following (in thousands):

                                            JAN. 3, 1999        DEC. 28, 1997
                                            ------------        -------------
Payroll and employee benefits                    $16,884              $19,494
Current portion of product warranties             10,417                9,583
Reserve for customer allowances                    4,766                4,740
Other current liabilities                         36,117               35,720
                                            ------------        -------------
TOTAL ACCRUED EXPENSES                           $68,184              $69,537
                                            ------------        -------------

7. LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS

Long-term debt and capitalized lease obligations consisted of the following (in thousands):

                                                                      JAN. 3, 1999        DEC. 28, 1997
                                                                      ------------        -------------
FNBC Facility with floating interest rates; due 1998 - 2004               $216,787             $230,591
8.625% Senior Subordinated debt; due 2007, net of discount                  99,759               99,733
Foreign borrowings with various interest rates;
 due 1998 - 2011                                                            17,425                2,435
Various industrial revenue bonds with floating interest rates;
 due 1998 - 2006                                                            12,750               12,800
Capitalized lease obligations with various interest rates;
 due 1998 - 2003                                                             1,669                  367
Other domestic borrowings with various interest rates;
 due 1998 - 2012                                                               679                1,420
                                                                      ------------        -------------
 Total                                                                    $349,069             $347,346
 Current portion                                                            18,538               26,214
                                                                      ------------        -------------
 LONG-TERM PORTION                                                        $330,531             $321,132
                                                                      ------------        -------------


In March 1997, the Company financed the acquisition of Kysor Industrial Corporation, after giving effect to the divestiture of the Transportation Products Group and other acquisition related transactions, through a $415 million loan facility established between the Company, Scotsman Group Inc. and certain other subsidiaries and the First National Bank of Chicago as agent for the lenders (the "FNBC Facility"). The FNBC Facility originally consisted of a $150 million seven-year term loan and a $265 million seven-year reducing revolving loan facility, both with an initial interest rate of 1.375 percent above Eurocurrency rates. The interest rates on both facilities adjust based on a leverage ratio as defined in the FNBC Facility and vary between 0.5 percent to
1.50 percent above Eurocurrency rates. As of January 3, 1999, $55 million of the term loan portion of the FNBC Facility had been repaid by the Company. The revolving portion of the FNBC Facility reduces (or has reduced) on December 31 in the respective years as follows: $10 million in 1998, $15 million in each of 1999, 2000, 2001, 2002 and 2003, with the remaining amount outstanding payable on the loan termination date in March 2004. The FNBC Facility is guaranteed by Scotsman and certain of its subsidiaries and secured by a pledge of stock of certain subsidiaries of Scotsman, including, but not limited to, Scotsman Group Inc., The Delfield Company and Kysor Industrial Corporation.

The FNBC Facility required that a notional amount of $150 million be hedged to reduce interest rate exposure for three years. For information on the interest-rate swaps outstanding which were established in 1997 to comply with the requirement imposed by the FNBC Facility, see Note 10.

In addition to financing the Kysor acquisition, proceeds of the FNBC Facility were used to pay expenses associated with this acquisition and were used to repay existing long-term debt (as described below), including debt outstanding under a former $90 million reducing revolving credit agreement and a $20 million private placement agreement. This early repayment resulted in an after-tax loss of $633,000 which is presented in the accompanying income statement for the fiscal year ended December 28, 1997, as an extraordinary loss.

As of January 3, 1999, interest rates under the FNBC Facility ranged from approximately 6.69 percent to 8.13 percent for Eurocurrency loans. Commitment fees on the FNBC Facility vary from 0.175 percent to 0.35 percent per annum on the unused portion.

In December 1997, the Company's wholly-owned subsidiary, Scotsman Group Inc., issued $100 million of 8 5/8% Senior Subordinated Notes which will mature on December 15, 2007. Net proceeds of the subordinated notes were used to repay $30 million of the term loan under the FNBC Facility as discussed above and also to repay amounts owed under the revolving credit portion of the FNBC Facility. The Company has issued a guaranty of the Notes under which the Company, as primary obligor and not merely as a surety, has fully and unconditionally guaranteed on a senior subordinated basis the payment of the Notes when due and the due performance by Scotsman Group Inc. of its other obligations under the Indenture. See Note 16 regarding summary financial information of Scotsman Group Inc.

The Company's foreign subsidiaries have various loans outstanding, which are primarily loan agreements with banks. Of the $17.4 million of foreign long-term debt outstanding as of January 3, 1999, $12.8 million related to long-term debt of Austral Refrigeration Pty. Limited ("Austral"). A controlling interest in Austral was acquired by the Company in November 1998 (see Note 14). The debt of Austral is secured by an interlocking Guarantee and Indemnity from Austral and its wholly-owned subsidiaries, along with a registered first mortgage over the whole of assets of Austral and its wholly-owned subsidiaries and a registered first mortgage on its Glendenning properties.

The Company has various industrial revenue bonds outstanding. One of the industrial revenue bonds is secured by a bank letter of credit for $9.6 million. The current cost of the commitment fee on the letter of credit ranges from 0.50 percent to 1.50 percent on outstanding principal and interest depending on the Company's leverage ratio as defined in the FNBC Facility as described above. The two other industrial revenue bonds are secured by properties. One is secured by a building with a net book value of $4.2 million as of January 3, 1999, and the other is secured by a building section with a net book value of $0.6 million as of January 3, 1999. Interest rates on the Company's industrial revenue bonds are variable.

The Company also has various capital lease obligations which are collateralized by properties and equipment with a net book value of approximately $0.7 million.

The weighted average effective interest rate was 7.6 percent and 7.7 percent at January 3, 1999, and December 28, 1997, respectively. Future required maturities of long-term debt and capital leases, assuming letters of credit are outstanding at the same level as January 3, 1999, were as follows (in thousands):

----------------------------------------------------------------------
1999                                                          $ 18,538
2000                                                            28,602
2001                                                            24,137
2002                                                            27,831
2003                                                            23,696
Thereafter                                                     226,265
                                                              --------
TOTAL                                                         $349,069
                                                              --------

The agreement governing the FNBC Facility includes various financial covenants. The Company was in compliance with those covenants as of January 3, 1999. One of the covenants in the FNBC Facility has the effect of restricting the amount of the Company's dividends to its shareholders by requiring the Company to maintain consolidated stockholders' equity of at least $120 million (without giving effect to future changes in accumulated translation adjustments), plus 60 percent of (i) the cumulative net income of the Company from December 30, 1996, forward and (ii) the net cash proceeds from any future issuance of equity securities by the Company after the closing of the FNBC Facility. At January 3, 1999, consolidated stockholders' equity of the Company was $160.5 million. Under this covenant, the amount of retained earnings that were restricted as of January 3, 1999, was $70.7 million. The Company is also precluded from paying dividends to its shareholders (other than dividends payable in its own capital stock) if a default or an unmatured default under the agreement has occurred and is continuing or would occur after giving effect to the payment of such dividends. Also, under a covenant included in the senior subordinated debt indenture, $79.2 million of retained earnings of the Company and its wholly-owned subsidiary, Scotsman Group Inc., were restricted as of January 3, 1999.

8. OPERATING LEASES

The Company leases certain of its offices, buildings, and machinery and equipment for periods up to 15 years with various renewal options. Rental expense under operating leases was $5.1 million in 1998, $4.1 million in 1997, and $2.5 million in 1996.

Future minimum lease commitments under non-cancelable operating leases with initial lease terms greater than one year at January 3, 1999, were as follows (in thousands):

--------------------------------------------------------------------
1999                                                         $ 3,562
2000                                                           3,106
2001                                                           2,537
2002                                                           2,043
2003                                                           1,502
Thereafter                                                     5,824
                                                             -------
TOTAL MINIMUM LEASE COMMITMENTS                              $18,574
                                                             -------

9. EMPLOYEE BENEFIT PLANS

The Company sponsors defined benefit pension plans for certain salaried and hourly employees. Plans covering salaried employees provide benefits that are based on years of service and compensation. Plans covering hourly employees provide benefits of stated amounts for each year of service. The pension assets are invested in institutional mutual funds which contain both equities and fixed investments. The Company complies with funding requirements under the Employee Retirement Income Security Act.

The Company maintains plans that provide certain health care benefits to certain employees retiring from the Company on or after attaining a certain age and who have rendered at least 10 years of service to the Company. These plans are unfunded. The Company reserves the right to change or terminate the benefits at any time.

Information for the Company's major defined benefit plans and post-retirement medical plans is as follows (in thousands):

                                                                                    Post-retirement
                                                        Pension Benefits             Medical Plans
                                                 ---------------------------      -------------------
                                                      1998              1997          1998      1997
                                                 ---------         ---------      --------   --------
Change in benefit obligation:
Benefit obligation at beginning of year            $52,984          $ 52,897       $ 6,478   $ 5,399
Service cost                                         2,986             2,331           383       350
Interest cost                                        3,606             2,790           392       375
Plan participants' contributions                        --                --            45        40
Amendments                                             320                --            --        --
Net actuarial loss (gain)                            1,932             5,500          (470)      513
Settlement gain                                         --              (134)           --        --
Benefits paid                                       (1,987)          (10,292)         (369)     (199)
Expenses paid                                         (240)             (108)           --        --
                                                 ---------         ---------      --------   --------
BENEFIT OBLIGATION AT END OF YEAR                  $59,601          $ 52,984       $ 6,459   $ 6,478
                                                 ---------         ---------      --------   --------
Change in plan assets:
Fair value of plan assets at beginning of year     $50,399          $ 43,314            --        --
Actual return on plan assets                         8,206             6,788            --        --
Employer contributions                               1,338             1,323           323       159
Plan participants' contributions                        78                70            46        40
Benefits paid                                       (1,624)           (1,109)         (369)     (199)
Expenses paid                                         (334)               13            --        --
                                                 ---------         ---------      --------   --------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR           $58,063          $ 50,399       $    --   $    --
                                                 ---------         ---------      --------   --------
Funded status                                      $(1,538)         $ (2,585)      $(6,459)  $(6,478)
Unrecognized prior-service cost                      1,354             1,183            --        --
Unrecognized transition asset                           (4)               (6)           --        --
Unrecognized net actuarial (gain) loss              (2,778)             (758)           23       470
                                                 ---------         ---------      --------   --------
ACCRUED BENEFIT COST                               $(2,966)         $ (2,166)      $(6,436)  $(6,008)
                                                 ---------         ---------      --------   --------
Amounts recognized in the statement of
financial position consist of:
Prepaid (accrued) benefit cost                     $ 4,567          $    (17)      $    --   $    --
Accrued benefit liability                           (8,354)           (2,542)       (6,436)   (6,008)
Intangible asset                                       625               267            --        --
Accumulated other comprehensive income                 196               126            --        --
                                                 ---------         ---------      --------   --------
NET AMOUNT RECOGNIZED                              $(2,966)         $ (2,166)      $(6,436)  $(6,008)
                                                 ---------         ---------      --------   --------
Weighted-average assumptions as of December 31:
Discount rate                                    6.75%-7.0%              7.0%         6.75%      7.0%
Expected return on assets                         8.0%-8.5%         8.0%-8.5%           --        --
Rate of compensation increase                     4.0%-6.0%         4.0%-6.0%           --        --
                                                 ---------         ---------      --------   --------

                                                    Pension Benefits                Post-retirement Medical Plans
                                          ----------------------------------       ------------------------------
                                             1998          1997         1996        1998         1997        1996
                                          -------       -------       ------       -----        -----       -----
Components of net periodic benefit cost:
Service cost                              $ 2,908       $ 2,313       $1,141       $ 383        $ 350       $ 146
Interest cost                               3,606         2,536          790         392          375         148
Expected return on plan assets             (4,216)       (2,739)        (643)         --           --          --
Amortization of prior service cost            149           117          122          --           --          --
Amortization of transition asset               (2)           (2)          (2)         --           --          --
Recognized net actuarial loss (gain)           59            17           (8)        (24)          --          --
                                          -------       -------       ------       -----        -----       -----
NET PERIODIC BENEFIT COST                 $ 2,504       $ 2,242       $1,400       $ 751        $ 725       $ 294
                                          -------       -------       ------       -----        -----       -----

For measurement purposes, a 7.50 percent gross health care trend rate was used for post-retirement medical plan benefits for 1999. Trend rates were assumed to decrease gradually to 5.0 percent in 2005 and remain at this level beyond.

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement medical plans. A one percentage point change in assumed health care cost trend rates would have the following effects on 1998 expense and year-end liabilities (in thousands):

                                                                  ONE-PERCENT          ONE-PERCENT
                                                                     INCREASE             DECREASE
                                                                  -----------          -----------
Effect on total of service and interest cost components                  $117               $ (95)
Effect on post-retirement benefit obligation                             $862               $(704)
                                                                  -----------          -----------

The Company has pension plans covering employees in its Italian subsidiaries. These plans combine aspects of both government mandated and non-contributory plans. Total pension expense under these plans included in the Consolidated Statement of Income (in thousands) was $693, $793, and $895 in fiscal years 1998, 1997 and 1996, respectively. The unfunded liability for these plans included in the Consolidated Balance Sheet at January 3, 1999, and December 28, 1997, (in thousands) was $4,388 and $4,208, respectively.

The Company also sponsors defined contribution pension plans. Participation in one of these plans is available to substantially all domestic employees. Company contributions to these plans are based on either a percentage of employee contributions or a specified amount depending on the provisions of the plan. Total costs incurred under the plans were (in thousands) $1,582, $661, and $742 for fiscal years 1998, 1997 and 1996, respectively.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair market value of each class of financial instrument for which it is practicable to estimate that value:

Cash and Temporary Cash Investments

Temporary cash investments consist principally of investments in short-term, interest-bearing instruments. The carrying amount approximates fair market value.

Trade Accounts and Notes Receivable and Payable

The carrying amount of the Company's trade accounts and notes receivable and payable approximates market value.

Long-Term Debt

The carrying amount of most of the Company's long-term debt and the Company's short-term debt approximates market value since rates on those debt agreements are variable and are set periodically based on current rates during the year. The fair market value of the Company's long-term debt with fixed interest rates is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities.

Letters of Credit

As collateral for the Company's industrial revenue bonds and for certain of its insurance programs, the Company had a total of $11.1 million of letters of credit outstanding as of January 3, 1999. The Company pays letter of credit fees to its bank group that range from 0.50 to 1.50 percent based upon the leverage ratio as defined in the FNBC Facility. It is the Company's opinion that the replacement costs for such letters of credit would not significantly vary from the present fee structure.

Interest Rate Hedging and Forward Contracts

Effective March 1997, the Company entered into two interest rate swap agreements to reduce the impact of changes in interest rates on its domestic floating-rate long-term debt. The interest rate swap agreements had notional principal amounts of $50 million and $100 million, respectively. Interest payable was at a fixed rate of 6.245 percent and 6.17 percent, for the $50 million and $100 million agreements, respectively. In return for both of these agreements, the Company will receive floating rate interest payments based on three-month London Interbank Offered Rate. The $50 million interest rate swap agreement has a maturity date of March 2000, but is extendable for an additional two years at the option of the bank. The $100 million interest rate swap agreement will mature in March 2003. These two swap agreements are accounted for as hedges.

Also, the Company had a forward exchange contract outstanding as of January 3, 1999, to hedge exposure relating to an intercompany receivable. The difference between the forward exchange rate in the contract and the market exchange rate was immaterial as of January 3, 1999.

The Company also has an interest-rate cap agreement outstanding relating to a portion of indebtedness at its Australian subsidiary. The interest-rate cap agreement entitles the Company to receive from the counterparty the amount, if any, by which the bank bill rate in Australia exceeds 7.0 percent on a notional principal amount of 5.0 million Australian dollars. The fair value of the interest-rate cap agreement was not significant as of January 3,1999.

No material loss is anticipated due to nonperformance by counterparties to these agreements. The fair value of interest-rate swaps and caps is the estimated amount that the Company would receive or pay to terminate the agreements as of the balance sheet date.

The estimated fair value of the Company's financial instruments which differ from their carrying amount at January 3, 1999, (in thousands) was as follows:

                                         CARRYING AMOUNT       FAIR VALUE
                                         ---------------       ----------
Liabilities:
Long-term debt                                 $347,400         $347,129
Interest-rate swap agreements                        --            5,793
                                               --------         --------

The estimated fair value of the Company's financial instruments which differ from their carrying amount at December 28, 1997, (in thousands) was as follows:

                                         CARRYING AMOUNT       FAIR VALUE
                                         ---------------       ----------
Liabilities:
Long-term debt                                  $346,979         $347,496
Interest-rate swap agreements                         --            2,111
                                                --------         --------

11. INCOME TAXES

The components of the consolidated net deferred tax assets and liabilities as of January 3, 1999, and December 28, 1997, were as follows (in thousands):

                                                      JAN. 3, 1999     DEC. 28, 1997
                                                      ------------     -------------
GROSS DEFERRED TAX ASSETS:
Warranty accruals                                        $  4,613          $  4,046
Severance accruals                                          3,249             4,685
Pensions                                                    4,740             4,937
Excise tax                                                  1,493             2,239
Receivable allowances                                       1,128             1,529
Inventory reserves                                          1,270             1,924
Reserve for post-retirement medical costs                   1,369             2,308
Amortization of certain intangibles                         2,134             1,009
German net operating loss carry forwards                    1,171             2,210
Other                                                      15,007            15,252
                                                         --------          --------
Total gross deferred tax assets                            36,174            40,139
Valuation allowance                                        (1,171)           (2,210)
                                                         --------          --------
Total deferred tax assets                                $ 35,003          $ 37,929
                                                         --------          --------
GROSS DEFERRED TAX LIABILITIES:
Properties and equipment                                 $ (7,486)         $ (7,935)
Goodwill amortization                                      (1,395)           (1,751)
Pension accrual                                            (2,006)           (3,179)
Adjustments for accounting method changes                  (1,353)              (12)
Other                                                      (2,247)           (3,189)
                                                         --------          --------
Total gross deferred tax liabilities                     $(14,487)         $(16,066)
                                                         --------          --------

The above deferred tax components are reflected in the accompanying balance sheet as follows (in thousands):

                                                   JAN. 3, 1999       DEC. 28, 1997
                                                   ------------       -------------
Current portion of deferred tax asset                  $14,981             $12,515
Non-current portion of deferred tax asset
(included in other non-current assets)                   7,903              11,653
Non-current portion of deferred tax liability           (2,368)             (2,305)
                                                   ------------       -------------

The valuation allowance as of January 3, 1999, includes $1.2 million to entirely offset the tax asset established for Hartek pre-acquisition net operating loss carry forwards. The Company is awaiting written notice from the German Tax Office confirming that the losses, for corporate as well as Trade Tax purposes, assessed on the basis of the tax field audit for the years through 1996 are unchanged compared to the original assessments. The German net operating loss carry forwards, if realized, will result in a reduction of goodwill and the benefit of utilizing the net operating loss carry forwards will not flow through the income statement.

The provision (benefit) for income taxes consisted of the following (in thousands):


FOR THE FISCAL YEARS ENDED                       JAN. 3, 1999              DEC. 28, 1997                DEC. 29, 1996
--------------------------                       ------------              -------------                -------------
State - Current                                       $ 1,836                   $ 2,365                       $   801
Federal - Current                                       7,868                     3,541                         6,717
Foreign - Current                                       6,506                     6,096                         7,407
                                                      -------                   -------                       -------
Total                                                  16,210                    12,002                        14,925
                                                      -------                   -------                       -------
State - Deferred                                          225                      (971)                           89
Federal - Deferred                                      1,418                     6,324                           748
Foreign - Deferred                                        819                     1,287                           687
                                                      -------                   -------                       -------
Total                                                   2,462                     6,640                         1,524
                                                      -------                   -------                       -------
PROVISION FOR INCOME TAXES                            $18,672                   $18,642                       $16,449
                                                      -------                   -------                       -------

Income before income taxes from foreign operations was $15.5 million in 1998, $14.7 million in 1997 and $15.7 million in 1996. The differences between the Company's effective tax rate and the statutory federal income tax rate were as follows:


FOR THE FISCAL YEARS ENDED                                JAN. 3, 1999             DEC. 28, 1997            DEC. 29, 1996
--------------------------                                ------------             -------------            -------------
Statutory federal income tax rate                                35.0%                     35.0%                    35.0%
Increase (decrease) in rate resulting from:
  State and local income taxes, net of federal
   tax benefit                                                    3.5                       2.5                      1.7
Foreign tax effect                                                5.0                       5.9                      7.6
Non-tax deductible goodwill                                       6.3                       5.3                      2.0
Other                                                            (0.1)                      0.9                      0.7
                                                                 ----                      ----                     ----
                                                                 49.7%                     49.6%                    47.0%
                                                                 ----                      ----                     ----

In accordance with the Company's accounting policy, provision for U.S. income taxes has not been made on $37.7 million of undistributed earnings of foreign subsidiaries at January 3, 1999.

12. STOCK-BASED COMPENSATION PLANS

The Company has a long-term executive incentive program which provides for granting key employees options to purchase the Company's common stock. Under the program, options are exercisable at a rate set by the Compensation Committee of the Board of Directors of the Company. To date, options have been exercisable in cumulative annual increments of 25 percent commencing one year after the date of grant. The option price per share is not less than the fair market value of one share on the date of the grant. An option may not be exercisable after more than 10 years and one day from the date of the grant.

The Company also maintains the Non-Employee Directors Stock Option Plan. The options under this plan vest 100 percent on the date preceding the first annual meeting of shareholders following the date of the grant of the options. The option price per share may not be less than the fair market value of one share on the date of the grant. An option may not be exercisable after more than 10 years and one day from the date of the grant.

The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                      1998         1997          1996
                                   -------      -------       -------
Net income (in thousands):
 As reported                       $18,928      $18,286       $18,568
 Pro forma                         $17,973      $17,845       $18,306
Basic net income per share:
 As reported                       $  1.79      $  1.73       $  1.89
 Pro forma                         $  1.70      $  1.69       $  1.86
Diluted net income per share:
 As reported                       $  1.76      $  1.69       $  1.73
 Pro forma                         $  1.67      $  1.65       $  1.71
                                   -------      -------       -------

A summary of the status of the Company's two stock option plans at January 3, 1999, December 28, 1997, and December 29, 1996, and changes during the years then ended is presented in the following table:

                                                   1998                    1997                     1996
                                          ---------------------     -------------------     --------------------
                                                       Weighted                Weighted                 Weighted
                                                        Average                 Average                  Average
                                           Shares      Exercise     Shares     Exercise     Shares      Exercise
                                            (000)         Price      (000)        Price      (000)         Price
                                           ------      --------     ------     --------     ------      --------
Outstanding at beginning of year             614            $15       560           $13       525            $12
Granted                                      161             26        98            27        92             18
Exercised                                    (23)            16       (31)           11       (51)            10
Forfeited                                    (29)            23       (13)           19        (6)            17
                                           ------      --------     ------     --------     ------      --------
Outstanding at end of year                   723             17       614            15       560             13
                                           ------      --------     ------     --------     ------      --------
Exercisable at end of year                   467            $13       418           $11       377            $10
Weighted average fair value of
options granted during the year                          $15.04                  $15.30                    $9.74
                                           ------      --------     ------     --------     ------      --------

The following table summarizes information about stock options outstanding at January 3, 1999:

                                                   OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                                   ------------------------------------------------             -------------------------
                                    Weighted
                                        Number                 Average     Weighted                  Number      Weighted
                                   Outstanding               Remaining      Average             Exercisable       Average
Range of                             at 1/3/99             Contractual     Exercise               at 1/3/99      Exercise
Exercise Prices                          (000)            Life (years)        Price                   (000)         Price
---------------                    -----------            ------------     --------             -----------      --------
$ 7 to $10                                201                      1.7          $ 8                    201            $ 8
$11 to $15                                114                      1.8           12                    112             12
$16 to $20                                171                      6.1           17                    127             17
$21 to $28                                237                      8.7           27                     27             26
                                   -----------            ------------     --------             -----------      --------
$7 to $28                                 723                      3.1          $17                    467            $13
                                   -----------            ------------     --------             -----------      --------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998 and 1997, respectively:


EXECUTIVE PLAN                                                1998        1997
--------------                                               ------      ------
Risk-free interest rate                                       6.43%       6.49%
Expected volatility                                          34.74%      35.85%
Expected dividend yield                                       0.38%       0.40%
Expected life, in years                                      10.01       10.01
                                                             -----       -----


NON-EMPLOYEE DIRECTORS PLAN                                    1998       1997
---------------------------                                  ------      ------
Risk-free interest rate                                       5.68%       6.47%
Expected volatility                                          34.44%      35.59%
Expected dividend yield                                       0.36%       0.40%
Expected life, in years                                      10.01       10.01
                                                             ------      ------

The Company issued from treasury 5,683, 4,874, and 5,965 shares of common stock in fiscal years 1998, 1997 and 1996, respectively, as annual Board of Directors fees. Costs relating to these fees (in thousands) of $147, $120 and $120, were recorded in fiscal years 1998, 1997 and 1996, respectively.

13. ACQUISITION OF KYSOR

In March 1997, the Company acquired Kysor Industrial Corporation ("Kysor"), a major manufacturer and marketer of refrigerated display cases, commercial refrigeration systems and insulated panels primarily serving the supermarket industry. The Company purchased Kysor's common and preferred stock (hereinafter referred to as the "Acquisition") for an aggregate purchase price of $311 million. Concurrent with the purchase, the Company sold Kysor's Transportation Products Group to a third party for an aggregate purchase price of $86 million plus assumption of certain liabilities. The Company retained possession of Kysor's Commercial Products Group. Goodwill relating to the acquisition of Kysor was $196.8 million and is being amortized for book purposes over 40 years using the straight-line method.

The purchase price was allocated principally to goodwill of $196.8 million; working capital of $44.8 million; property, plant and equipment of $36.4 million; severance and other Kysor employee related liabilities of $43.7 million; and deferred tax impacts of $17.5 million.

Kysor reported total sales in 1996 of $381 million, of which $245 million related to commercial refrigeration products.

The accompanying unaudited condensed pro forma income statement information is presented to illustrate the effect of certain events on the historical income statement information of the Company as if the acquisition of Kysor had occurred as of the first day of the period presented. The pro forma information includes assumptions and estimates and is not necessarily indicative of the results of operations of the Company as they may be in the future or as they might have been had the transaction occurred as discussed above. The pro forma results of operations for the year-to-date period ended December 28, 1997, include certain adjustments made by Kysor prior to acquisition anticipating the completion of the transaction. These adjustments related to changes in the accounting estimates for the carrying value of certain assets and liabilities and the combining of four of Kysor's business units into two business units. Management does not expect these adjustments to occur in the future.

The unaudited condensed pro forma income statement information should be read in conjunction with the historical condensed financial statements and notes thereto of the Company appearing elsewhere herein.


(Amounts in thousands, except per-share data)                              Pro Forma (Unaudited)
TWELVE MONTHS ENDED                                                                DEC. 28, 1997
---------------------------------------------                              ---------------------
Net sales                                                                               $610,422
Net income before extraordinary loss                                                      16,893
Net income                                                                                16,260
Net income per share, diluted                                                           $   1.51
                                                                                        --------

14. ACQUISITION OF AUSTRAL AND OTHER INVESTMENTS

The Company's subsidiary, Kysor Industrial Corporation, acquired 24 percent of the outstanding stock of Austral Refrigeration Pty. Limited ("Austral") on November 16, 1998, and thereby increased its ownership of Austral to a 53 percent controlling interest. The Company had first acquired a 24 percent interest in Austral as part of its 1997 acquisition of Kysor Industrial Corporation. The Company's ownership percentage in Austral prior to the November 1998 purchase had grown to 30 percent due to the repurchase by Austral of certain outstanding shares during 1998. Austral, a privately-held company based in Australia, is a licensee of the Company's Kysor//Warren product line and the largest manufacturer and installer of supermarket display cases and refrigeration systems in Australia and New Zealand. Austral reported sales for its fiscal year ended June 30, 1998, of approximately U.S. $91 million. With the November 1998 purchase, the Company recorded a preliminary amount of goodwill of $14.7 million, bringing the total amount of goodwill related to Austral to $26.6 million. Prior to the acquisition of a controlling interest in Austral, goodwill related to the investment in Austral was recorded in other non-current assets in the balance sheet. The goodwill amount related to Austral is preliminary and will be finalized within 12 months of the November 1998 acquisition date. The amount of goodwill from this acquisition will be amortized for book purposes over 40 years using the straight-line method.

In connection with its acquisition of a controlling interest in Austral, the Company, through Kysor, also entered into a put option agreement with the minority shareholders of Austral under which the minority shareholders have the right to require Kysor to acquire some or all of the remaining Austral shares at a purchase price per share equal to a multiple of Austral's net after tax income for the preceding one or two fiscal year period, depending on the date of exercise, divided by the number of Austral shares outstanding on the date of exercise. The put is exercisable between October 1 and October 31 of each year, beginning October 1999. Kysor's obligation to purchase Austral shares in 1999 and 2000 is capped at an aggregate amount equal to Austral's net after-tax income in its fiscal year immediately preceding the date on which the put option is exercised and is at all times subject to Kysor's ability to complete the purchase in compliance with all covenants governing any then outstanding SGI debt or financing arrangements.

The accompanying unaudited condensed pro forma income statement information is presented to illustrate the effect of certain events on the historical income statement information of the Company as if the acquisition of Austral had occurred as of the first day of the period presented. The pro forma information includes assumptions and estimates and is not necessarily indicative of the results of operations of the Company as they may be in the future or as they might have been had the transaction occurred as discussed above.

The unaudited condensed pro forma income statement information should be read in conjunction with the historical condensed financial statements and notes thereto of the Company appearing elsewhere herein.


(Amounts in thousands, except per-share data)             Pro Forma (Unaudited)
TWELVE MONTHS ENDED                                                JAN. 3, 1999
---------------------------------------------             ---------------------
Net sales                                                              $727,751
Net income                                                               19,658
Net income per share, diluted                                          $   1.83
                                                                       --------

In December 1998, the Company's subsidiary, Scotsman Drink Limited, purchased one-third of the issued capital of Total Cellar Systems Limited, an installer and servicer of beer dispensing equipment in the United Kingdom, for a purchase price of less than $1.0 million.

In December 1997, the Company's subsidiary, Scotsman Group Inc., acquired the remaining 40 percent interest in the former joint venture in China for a cash outlay of approximately $1.4 million.

In December 1997, the Company's subsidiary, Scotsman Drink Limited, acquired Homark Holdings Limited ("Homark"), a beverage dispensing business located in the United Kingdom, for a purchase price of approximately 3.3 million pounds sterling or approximately $5.6 million. Homark had 1997 full-year sales of approximately $10 million.

Pro forma information related to these acquisitions was not material.

15. BUSINESS SEGMENT INFORMATION

Effective January 3, 1999, the Company adopted Statement of Financial Accounting Standards No.131, "Disclosures about Segments of an Enterprise and Related Information."

The Company's principal business is the design, manufacture and sale of a diversified line of commercial refrigeration products. The Company sells the products it manufactures to customers in the foodservice industry and the food retail industry. The foodservice industry is defined as worldwide restaurants (including fast-food chains), hotels, motels, soft-drink bottlers, brewers and the Company's distribution network to reach these customers. Products sold to foodservice customers include commercial ice machines, food preparation workstations and commercial up-right and under-the-counter refrigerators and freezers, beverage systems, and walk-in coolers and freezers. The food retail industry is defined as worldwide supermarkets and convenience stores, and products manufactured and sold to these customers include refrigerated display cases, mechanical refrigeration systems, walk-in coolers and freezers, and ice machines.

The Company's primary measure of segment profit or loss is operating earnings, which is defined by the Company as earnings before interest and taxes. The segment disclosures are generally on a basis consistent with the accounting policies described in Note 1, Summary of Significant Accounting Policies, with several exceptions. Intersegment transfers of inventory are recorded at variable cost, plus a markup. The costs of corporate office activities are not allocated to the segments. Amortization of goodwill is included in the operating earnings of the foodservice segment, however it is not included in the operating earnings of the food retail segment. Information on the two segments is as follows (in thousands):

                                Net Sales                           Operating Earnings              Depreciation and Amortization
                -------------------------------------------     ----------------------------   -----------------------------------
                      1998            1997             1996        1998        1997     1996        1998           1997     1996
                ----------        --------         --------     -------     -------  -------      ------        -------   ------
Foodservice       $352,094        $348,058         $339,949     $37,875     $35,540  $39,048      $8,939         $8,399   $8,468
Food Retail        280,950         223,530           16,424      35,545      31,839    2,976       5,232          3,966      307
                  --------        --------         --------     -------     -------  -------     -------        -------   ------
Total             $633,044        $571,588         $356,373     $73,420     $67,379  $42,024     $14,171        $12,365   $8,775
                  --------        --------         --------     -------     -------  -------     -------        -------   ------


                                                                                                          Investment in
                             Total Assets                       Capital Expenditures                 Equity Method Investees
                -------------------------------------    ----------------------------------- --------------------------------------
                      1998          1997         1996        1998           1997        1996    1998            1997      1996
Foodservice       $263,137      $268,559     $266,249      $6,748         $5,164      $6,076  $1,842          $6,806    $1,101
Food Retail (a)    167,385       123,235        9,386       3,565          6,525         180     157          17,365       958
                  --------      --------     --------     -------        -------      ------  ------         -------    ------
Total             $430,522      $391,794     $275,635     $10,313        $11,689      $6,256  $1,999         $24,171    $2,059
                  --------      --------     --------     -------        -------      ------  ------         -------    ------

(a) Beginning December 1998, the balance sheet of Austral was consolidated as the Company acquired a controlling interest. Prior to that date, Austral was accounted for under the equity method.

                                                                  1998         1997          1996
                                                                --------     --------      --------
Total segment operating earnings                                $73,420      $67,379        $42,024
Costs not allocated to segments:
 Goodwill and intangible amortization from
  Kysor acquisition                                              (5,335)      (4,309)            --
 Corporate functions                                             (3,665)      (4,151)        (1,728)
 Interest expense                                               (27,674)     (22,769)        (6,070)
 Interest income                                                    854        1,411            791
                                                                --------     --------      --------
Consolidated income before income taxes                         $37,600      $37,561        $35,017
                                                                --------     --------      --------


Earnings (Loss) of Nonconsolidated Affiliates                     1998        1997          1996
                                                                --------    --------      --------
Foodservice                                                       $(186)       $(150)        $(297)
Food Retail (a)                                                   1,880        1,376            --
                                                                --------    --------      --------
Total                                                            $1,694       $1,226         $(297)
                                                                --------    --------      --------

(a)Beginning December 1998, the balance sheet of Austral was consolidated as the Company acquired a controlling interest. Prior to that date, Austral was accounted for under the equity method.

                                                                      1998         1997        1996
                                                                  --------     --------    --------
Total segment assets                                              $430,522     $391,794    $275,635
Corporate and unallocated assets:
 Cash and temporary cash investments                                10,568        8,148       1,310
 Goodwill related to Kysor acquisition, net of amortization        187,918      187,774          --
 Goodwill from Austral investment, net of amortization              25,723       12,324          --
 Prepaid income taxes                                               21,151       23,957       4,479
 All other, net                                                     31,768       36,127       1,840
                                                                   --------    --------    --------
Total assets                                                      $707,650     $660,124    $283,264
                                                                   --------    --------    --------


Revenues From External Customers                                      1998         1997        1996
--------------------------------                                  --------     --------    --------
Refrigerated display cases                                        $188,384     $152,156    $     --
Ice machines                                                       171,865      166,190     175,998
Food preparation and storage equipment                             103,004      119,681     112,800
Walk-in coolers and freezers                                        86,115       63,325          --
Beverage systems                                                    83,676       70,236      67,575
                                                                  --------     --------    --------
Total                                                             $633,044     $571,588    $356,373
                                                                  --------     --------    --------

                              Net Sales to External Customers            Long-Lived Assets
                        -------------------------------------  ------------------------------------
Geographic Information         1998         1997         1996      1998           1997         1996
----------------------  -----------  -----------  -----------  --------  -------------     --------
United States              $479,031     $429,803     $226,486  $ 97,799       $107,080      $38,472
Great Britain                42,673       31,886       27,578     5,053          8,467        2,589
All other countries         111,340      109,899      102,309    25,598         24,287        9,654
                           --------     --------     --------  --------       --------      -------
Total                      $633,044     $571,588     $356,373  $128,450       $139,834      $50,715
                           --------     --------     --------  --------       --------      -------

Revenues are attributed to a country according to the location of the customer. The Company has no single external customer which accounts for 10 percent or more of its revenue. Long-lived assets exclude goodwill and other intangibles.

16. SUMMARY FINANCIAL INFORMATION

The following is summarized financial information of Scotsman Group Inc., the Company's direct wholly-owned subsidiary which issued $100 million aggregate principal amount of Senior Subordinated Notes due 2007.

Summarized Financial Information (in thousands):


FOR THE FISCAL YEARS ENDED                    JAN. 3, 1999  DEC. 28, 1997  DEC. 29, 1996
--------------------------                    ------------  -------------  -------------
Current assets                                    $258,327       $227,096       $137,574
Non-current assets                                 449,323        433,028        145,690
                                                  --------       --------       --------
Total assets                                      $707,650       $660,124       $283,264
                                                  --------       --------       --------
Current liabilities                               $167,325       $149,690       $ 79,664
Non-current liabilities                            374,757        369,523         73,298
                                                  --------       --------       --------
Total liabilities                                 $542,082       $519,213       $152,962
                                                  --------       --------       --------


FOR THE FISCAL YEARS ENDED                    JAN. 3, 1999     DEC. 28, 1997      DEC. 29, 1996
--------------------------                    ------------     -------------      -------------
Net sales                                         $633,044          $571,588           $356,373
Gross profit                                       158,365           141,990             98,431
Income before extraordinary loss                    19,033            19,041             18,679
Net income                                        $ 19,033          $ 18,408           $ 18,679
                                                  --------          --------           --------

The Company has fully and unconditionally guaranteed the Senior Subordinated Notes. The Company has not presented separate financial statements and other disclosure concerning Scotsman Group Inc. because the Company's management has determined that such information is not material to the holders of the Senior Subordinated Notes.

17. EARNINGS PER SHARE DISCLOSURE

Following is a reconciliation of the numerators and the denominators of the basic and diluted EPS computation.


FOR THE FISCAL YEARS ENDED
                                JAN. 3, 1999                          DEC. 28, 1997                           DEC. 29, 1996
               --------------------------------------  ------------------------------------- --------------------------------------

                     Income                                  Income                                 Income
               in thousands         Shares  Per-share  in thousands         Shares Per-share  in thousands         Shares Per-share
                (Numerator)  (Denominator)     amount    (Numerator) (Denominator)    amount   (Numerator)  (Denominator) amount
               ------------  -------------  ---------  -------------  ------------ ---------  ------------  ------------- ---------
Net income          $18,928                                 $18,286                               $18,568
Less: preferred
 stock dividends       --                                      --                                    (813)
Basic EPS
Income available to
common stockholders $18,928     10,590,081      $1.79       $18,286     10,554,984     $1.73      $17,755       9,398,016     $1.89
                    -------     ----------    -------       -------     ----------   -------      -------       --------- ---------
Effect of Dilutive
 Securities:
  Common stock
   options             --          173,008                     --          248,277                     --         203,406
  Convertible
   preferred stock     --              --                      --            --                       813       1,107,457
                    -------     ----------    -------       -------     ----------   -------      -------       --------- ---------
Diluted EPS
Income available
 to common
 stockholders and
 assumed
 conversions        $18,928     10,763,089      $1.76       $18,286     10,803,261     $1.69      $18,568      10,708,879     $1.73
                    -------     ----------    -------       -------     ----------   -------      -------      ---------- ---------

18. STOCK ACTIVITY
Common, preferred and treasury stock activities were as follows:


                                                  COMMON STOCK
NUMBER OF SHARES                            (NET OF TREASURY SHARES)                      PREFERRED STOCK          TREASURY STOCK
----------------                            ------------------------                     ---------------          --------------
Balance at December 31, 1995                           8,964,974                               1,999,992                 188,040
                                                       ---------                              ----------                 -------
 Issuance of deferred compensation                         5,965                                      --                  (5,965)
 Conversion of preferred stock into common stock       1,525,386                              (1,999,992)                     --
 Stock options exercised                                  46,139                                      --                   4,974
                                                       ---------                              ----------                 -------
Balance at December 29, 1996                          10,542,464                                      --                 187,049
 Issuance of deferred compensation                         4,874                                      --                  (4,874)
 Stock options exercised                                  21,259                                      --                   9,718
                                                       ---------                              ----------                 -------
Balance at December 28, 1997                          10,568,597                                      --                 191,893
 Issuance of deferred compensation                         5,683                                      --                  (5,683)
 Stock options exercised                                  22,600                                      --                      --
                                                       ---------                              ----------                 -------
Balance at January 3, 1999                            10,596,880                                      --                 186,210
                                                       ---------                              ----------                 -------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Scotsman Industries, Inc.:
We have audited the accompanying consolidated balance sheet of Scotsman Industries, Inc. (a Delaware Corporation) and subsidiaries as of January 3, 1999, and December 28, 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scotsman Industries, Inc. and subsidiaries as of January 3, 1999, and December 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1999, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen
-----------------------------
Arthur Andersen LLP
Chicago, Illinois
February 2, 1999

                     Schedule II - Valuation and Qualifying
                            Accounts (In Thousands)

                                                        ADDITIONS
                                                 -----------------------
                                     Balance at  Charged to   Charged to                Balance
                                      Beginning      Costs/        Other              at End of
                                      of Period    Expenses  Accounts(a)  Deductions     Period
                                     ----------  ----------  -----------  ----------  ---------
1996 - Accounts Receivable Reserves      $2,960      $  435      $ (128)      $(489)     $2,778
1997 - Accounts Receivable Reserves      $2,778      $1,126      $1,972       $(505)     $5,371
1998 - Accounts Receivable Reserves      $5,371      $  511      $  292       $(960)     $5,214


(a) Includes the foreign currency translation impact and also includes increases due to inclusion of the accounts receivable reserves of the acquired businesses as of the date of their acquisition by the Company.

                            SCOTSMAN INDUSTRIES, INC.
           Unaudited Condensed Financial Statements as of July 4, 1999
     and for the six months in the periods ended July 4, 1999 and July 5, 1998

                            SCOTSMAN INDUSTRIES, INC.
                          CONDENSED STATEMENT OF INCOME
                                   (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

                                                              FOR THE SIX
                                                              MONTHS ENDED
                                                      --------------------------
                                                       Jul. 4,          Jul. 5,
                                                        1999             1998
                                                      ---------        ---------
Net sales                                             $ 350,482        $ 328,770

Cost of sales                                           266,435          246,210
                                                      ---------        ---------

Gross profit                                          $  84,047        $  82,560

Selling and administrative expenses                      49,358           44,834

Amortization expense                                      4,169            3,727
                                                      ---------        ---------

Income from operations                                $  30,520        $  33,999

Interest expense, net                                    13,407           13,919
                                                      ---------        ---------

Income before income taxes                            $  17,113        $  20,080

Income taxes                                              7,157            9,831
                                                      ---------        ---------

Income before minority interest                       $   9,956        $  10,249

Minority interest                                          (378)            --
                                                      ---------        ---------

Net income                                            $   9,578        $  10,249
                                                      =========        =========

Basic EPS (i):

Earnings per common share                             $    0.90        $    0.97
                                                      =========        =========

Diluted EPS (ii):

Earnings per common share                             $    0.89        $    0.95
                                                      =========        =========

(i) BASIC: `Basic' earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding: 10,612,421 and 10,584,371 for the six months ended July 4, 1999 and July 5, 1998, respectively.

(ii) DILUTED: `Diluted' earnings per share includes options, warrants and convertible securities in the calculation. The total number of shares used in the fully-diluted calculation for the six months ended July 4, 1999, and July 5, 1998, were 10,741,144 and
            10,840,842, respectively.


See notes to unaudited condensed financial statements.

                            SCOTSMAN INDUSTRIES, INC.
                             CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                          Jul. 4,      Jan. 3,
                 A S S E T S                               1999          1999
                                                         ---------    ---------
                                                        (unaudited)
CURRENT ASSETS:
     Cash and temporary cash investments                 $  27,159    $  22,429
     Trade accounts receivable, net of
       reserves of $3,674 and $5,214                       136,526      119,210
     Inventories                                            84,876       90,908
     Deferred income taxes                                  15,100       14,981
     Other current assets                                    5,512       10,799
                                                         ---------    ---------
            Total current assets                         $ 269,173    $ 258,327

PROPERTIES AND EQUIPMENT, net of
     accumulated depreciation of $66,925
     and $62,932                                            98,535       99,463

GOODWILL, net                                              304,585      309,743

DEFERRED INCOME TAXES                                        8,128        7,903

OTHER NONCURRENT ASSETS                                     31,463       32,214
                                                         ---------    ---------
                                                         $ 711,884    $ 707,650
                                                         =========    =========

               LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
     Short-term debt and current maturities
      of long-term debt and capitalized
      lease obligations                                  $  29,003    $  24,801
     Trade accounts payable                                 56,865       54,985
     Accrued income taxes                                   18,927       17,052
     Accrued expenses                                       63,039       68,184
                                                         ---------    ---------
           Total current liabilities                     $ 167,834    $ 165,022

LONG-TERM DEBT AND CAPITALIZED LEASE
   OBLIGATIONS                                             330,578      330,531

DEFERRED INCOME TAXES                                        2,260        2,368

OTHER NONCURRENT LIABILITIES                                39,773       41,858
                                                         ---------    ---------
           Total liabilities                             $ 540,445    $ 539,779
                                                         =========    =========

MINORITY INTEREST                                            7,034        7,338

SHAREHOLDERS' EQUITY:
      Common stock, $.10 par value                       $   1,083    $   1,078
      Additional paid in capital                            75,083       74,200
      Retained earnings                                    106,182       97,134
      Accumulated other comprehensive income               (15,782)     (10,167)
      Less:  Common stock held in treasury                  (2,161)      (1,712)
                                                         ---------    ---------
              Total Shareholders' Equity                 $ 164,405    $ 160,533
                                                         ---------    ---------
                                                         $ 711,884    $ 707,650
                                                         =========    =========

See notes to unaudited condensed financial statements.

                              SCOTSMAN INDUSTRIES, INC.
                          CONDENSED STATEMENT OF CASH FLOWS
                                     (UNAUDITED)
                                   (IN THOUSANDS)

                                                               FOR THE SIX
                                                               MONTHS ENDED
                                                          ---------------------
                                                           Jul. 4,      Jul. 5,
                                                            1999         1998
                                                          --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                           $  9,578     $ 10,249
     Adjustments to reconcile net income to
      net cash provided by operating activities-
       Depreciation and amortization                        10,784        9,912
       Minority interest                                      (514)        --
     Change in assets and liabilities-
        Trade accounts receivable                          (20,089)     (26,318)
        Inventories                                          5,025        2,609
        Trade accounts payable and other
         liabilities                                          (693)       1,991
        Other, net                                           5,952        9,408
                                                          --------     --------
     Net cash provided by operating activities            $ 10,043     $  7,851
                                                          --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Investment in properties and equipment               $ (6,135)    $ (4,305)
     Proceeds from disposal of property,
      plant and equipment                                       49           84
     Acquisitions and investments in subsidiaries           (1,718)        (984)
                                                          --------     --------
     Net cash used in investing activities                $ (7,804)    $ (5,205)
                                                          --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Principal payments under long-term debt
       and capitalized lease obligations                  $(16,649)    $(37,924)
     Issuance of long-term debt                             21,333       28,728
     Dividends paid to shareholders                           (530)        (530)
     Short-term debt, net                                       (4)         500
                                                          --------     --------
     Net cash provided by (used in)
        financing activities                              $  4,150     $ (9,226)
                                                          --------     --------
     Effect of exchange rate changes on cash
      and temporary cash investments                        (1,659)      (2,129)

NET INCREASE (DECREASE) IN CASH AND TEMPORARY
      CASH INVESTMENTS                                    $  4,730     $ (8,709)
CASH AND TEMPORARY CASH INVESTMENTS, beginning
     of period                                              22,429       24,085
                                                          --------     --------
CASH AND TEMPORARY CASH INVESTMENTS,
     end of period                                        $ 27,159     $ 15,376
                                                          ========     ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the period for:
    Interest                                              $ 13,199     $ 16,098
                                                          ========     ========
    Income taxes                                          $  2,791     $  1,592
                                                          ========     ========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
 Investment in properties and equipment through
    issuance of capitalized lease obligations             $   (193)    $   (171)
                                                          ========     ========

See notes to unaudited condensed financial statements.

                            SCOTSMAN INDUSTRIES, INC.

                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION:

The condensed consolidated financial statements include the accounts of Scotsman Industries, Inc. and its consolidated subsidiaries (the "Company").

All accounting policies used in the preparation of the quarterly condensed financial statements are consistent with the accounting policies described in the notes to financial statements for the year ended January 3, 1999, appearing in the Company's 1998 Annual Report to Shareholders ("Annual Report"). In the opinion of management, the interim financial statements reflect all adjustments which are necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the interim periods presented. The results for such interim periods are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes to consolidated financial statements included in the Annual Report.

(2) INVENTORIES:

Inventories consisted of the following (in thousands):

                               Jul. 4,         Jan. 3,
                                1999            1999
                               -------         -------
      Finished goods           $37,619         $36,154
      Work-in-process           15,870          20,375
      Raw materials             31,387          34,379
                               -------         -------
           Total inventories   $84,876         $90,908
                               =======         =======

(3) ACQUISITION OF AUSTRAL AND OTHER INVESTMENTS:

The Company's subsidiary, Kysor Industrial Corporation, acquired 24 percent of the outstanding stock of Austral Refrigeration Pty. Limited ("Austral") on November 16, 1998, and thereby increased its ownership of Austral to a 53 percent controlling interest. The Company had first acquired a 24 percent interest in Austral as part of its 1997 acquisition of Kysor Industrial Corporation. The Company's ownership percentage in Austral prior to the November 1998 purchase had grown to 30 percent due to the repurchase by Austral of certain outstanding shares during 1998. Austral, a privately-held company based in Australia, is a licensee of the Company's Kysor//Warren product line and the largest manufacturer and installer of supermarket display cases and refrigeration systems in Australia and New Zealand. Austral reported sales for its fiscal year ended June 30, 1998, of approximately U.S. $91 million. With the November 1998 purchase, the Company recorded a preliminary amount of goodwill of $14.6 million, bringing the total amount of goodwill related to Austral to $26.5 million. Prior to the acquisition of a controlling interest in Austral, goodwill related to the investment in Austral was recorded in other non-current assets in the balance sheet, and earnings from this investment were accounted for as other income, which was classified with selling and administrative expenses. The goodwill amount related to Austral is preliminary and will be finalized within 12 months of the November 1998 acquisition date. The amount of goodwill from this acquisition is being amortized for book purposes over 40 years using the straight-line method.

In connection with its acquisition of a controlling interest in Austral, the Company, through Kysor, also entered into a put option agreement with the minority shareholders of Austral under which the minority shareholders have the right to require Kysor to acquire some or all of the remaining Austral shares at a purchase price per share equal to a multiple of Austral's net after tax income for the preceding one or two fiscal year period, depending on the date of exercise, divided by the number of Austral shares outstanding on the date of exercise. The put is exercisable between October 1 and October 31 of each year, beginning October 1999. Kysor's obligation to purchase Austral shares in 1999 and 2000 is capped at an aggregate amount equal to Austral's net after-tax income in its fiscal year immediately preceding the date on which the put option is exercised and is at all times subject to Kysor's ability to complete the purchase in compliance with all covenants governing any then outstanding Scotsman Group Inc. debt or financing arrangements.

The accompanying unaudited condensed pro forma income statement information is presented to illustrate the effect of certain events on the historical income statement information of the Company as if the acquisition of Austral had occurred as of the first day of the period presented. The pro forma information includes assumptions and estimates and is not necessarily indicative of the results of operations of the Company as they may be in the future or as they might have been had the transaction occurred as discussed above.

The unaudited condensed pro forma income statement information should be read in conjunction with the historical condensed financial statements and notes thereto of the Company appearing elsewhere herein. (Amounts in thousands, except per-share data) Pro Forma (unaudited)

                                SIX MONTHS ENDED
                                  JULY 5, 1998
                                ----------------
Net sales                           $366,984
Net income                            10,546
Net income per share, diluted       $   0.97

On December 1, 1998, Austral acquired 100 percent of the assets and liabilities of ComCool, an Australian based importer of refrigerated display cases, for approximately $1.0 million. Also on December 1, 1998, Austral acquired 49 percent of QAL Refrigeration (SA), an installer/contractor of refrigerated equipment, for approximately $0.5 million, bringing its ownership interest to 100 percent of the outstanding QAL shares. Austral's results are consolidated into the Company's results on a one-month lag.

(4) COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income (loss) are as follows (in thousands):

                                                            SIX MONTHS ENDED
                                                        -----------------------
                                                         JUL. 4,        JUL. 5,
                                                          1999           1998
                                                        --------       --------
Net income                                              $  9,578       $ 10,249
Foreign currency translation adjustments                  (5,533)        (3,228)
Amortization of deferred compensation                        (82)           (70)
                                                        --------       --------

Total comprehensive income (loss)                       $  3,963       $  6,951
                                                        ========       ========

The components of accumulated other comprehensive income included in shareholder's equity on the Company's Condensed Balance Sheet appearing elsewhere herein are as follows (in thousands):

                                                         Jul. 4,        Jan. 3,
                                                          1999           1999
                                                        --------       --------
Foreign currency translation adjustments                $(15,461)      $ (9,928)
Unrecognized pension cost                                   (196)          (196)
Deferred compensation                                       (125)           (43)
                                                        --------       --------

Accumulated other comprehensive income                  $(15,782)      $(10,167)
                                                        ========       ========

(5) BUSINESS SEGMENTS

The Company's principal business is the design, manufacture, and sale of a diversified line of commercial refrigeration products. The Company sells the products it manufactures to customers in the foodservice industry ("foodservice") and the food retail industry. The foodservice industry is defined as worldwide restaurants (including fast-food chains), hotels, motels, soft-drink bottlers, brewers and the Company's distribution network to reach these customers. Products manufactured and sold to foodservice customers include commercial ice machines, food preparation workstations and commercial up-right and under-the-counter refrigerators and freezers, beverage systems, and walk-in coolers and freezers. The food retail industry is defined as worldwide supermarkets and convenience stores, and products manufactured and sold to these customers include refrigerated display cases, mechanical refrigeration systems, walk-in coolers and freezers, and commercial ice machines.

The Company's primary measure of segment profit or loss is operating earnings, which is defined by the Company as earnings before interest and taxes. The segment disclosures are generally on a basis consistent with the accounting policies described in the notes to the financial statements for the year ended January 3, 1999, appearing in the Company's 1998 Annual Report to Shareholders, with several exceptions. Intersegment transfers of inventory are recorded at variable cost, plus a markup. The costs of corporate office activities are not allocated to the segments. Amortization of goodwill is included in the operating earnings of the foodservice segment, however it is not included in the operating earnings of the food retail segment. Information by segment for the periods ended July 4, 1999 and July 5, 1998 is as follows (in thousands):

                                                         SIX MONTHS ENDED
                                                   ----------------------------
                                                    JUL. 4,            JUL. 5,
                                                   ---------          ---------
                                                     1999               1998
                                                   ---------          ---------
REVENUE FROM EXTERNAL
CUSTOMERS
Foodservice                                        $ 173,896          $ 185,007
Food Retail (a)                                      176,586            143,763
                                                   ---------          ---------
Total                                              $ 350,482          $ 328,770
                                                   =========          =========

OPERATING EARNINGS
Foodservice                                        $  19,596          $  21,794
Food Retail (a)                                       15,950             17,215
                                                   ---------          ---------
Total segment operating
     earnings                                      $  35,546          $  39,009

Goodwill and intangible amortization
   from Kysor acquisition                             (2,793)            (2,905)
Corporate functions                                   (2,233)            (2,105)
Interest expense                                     (13,878)           (14,346)
Interest income                                          471                427
                                                   ---------          ---------

Consolidated income before
   income taxes                                    $  17,113          $  20,080
                                                   =========          =========

(a) Beginning in 1999, the income statement of Austral was consolidated into the Company's results as the Company acquired a controlling interest in November, 1998. During 1998 Austral was accounted for under the equity method.

There has not been a material change in total assets in either reportable segment since January 3, 1999.

(6) CURRENT AND PENDING ACCOUNTING CHANGES

In January 1998, Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," was issued. This SOP provides guidance on the accounting for computer software costs. In April, 1998, SOP No. 98-5, "Reporting on the Costs of Start-Up Activities," was issued. This SOP provides guidance on accounting for the cost of start-up activities. The Company's adoption of these new statements in January, 1999 did not materially affect the Company's financial statements.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at its fair value. This Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company is not required to adopt this Statement until the 2001 fiscal year and is currently evaluating the extent to which its financial statements will be affected by this Statement. The Company is unsure at this time what the impact will be on its financial statements.

                                    SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the registration statement on its behalf.

                                         ENODIS PLC

June 28, 2000                            By: /s/ DAVID W. WILLIAMS
                                             ------------------------
                                                 David W. Williams
                                                 Chief Executive

                                INDEX TO EXHIBITS

EXHIBIT          DESCRIPTION
--------         -----------
   1.1            Certificate of Incorporation, as amended, and Memorandum of
                  Association of the Registrant, as amended.

   1.2            Articles of Association of the Registrant, as amended.

   2.1 Deposit Agreement dated as of ____________, 2000 among the Registrant, The Bank of New York, as Depositary, and all owners and holders from time to time of ADRs issued thereunder, including the form of ADR.*

   4.1            The Registrant's Executive Share Option Scheme (1984).*

   4.2            The Registrant's Executive Share Option Scheme (1993).*

   4.3            The Registrant's Executive Share Option Scheme (1995).*

   4.4 Service Contract between the Registrant and David W. Williams dated October 9, 1996.*

   4.5 Service Contract between the Registrant and Jonathan P. Findler dated November 11, 1996.*

   4.6            Service Contract between Welbilt and Andrew F. Roake dated
                  December 9, 1997.*

   4.7            Purchase Agreement dated August 21, 1998 among Berisford
                  Nederland B.V., Aladdin Industries, Incorporated and others.*

   4.8            Agreement and Plan of Merger dated as of July 1, 1999 among
                  Welbilt, Berisford Acquisition Corporation and Scotsman
                  Industries, Inc., incorporated by reference to Schedule
                  14D-1, Exhibit 99(c)(1) filed by Scotsman Industries, Inc. on
                  July 9, 1999 (File No. 005-40352).

   4.9 Credit and Guaranty Agreement dated as of August 13, 1999 among the registrant, Barclays Bank PLC, National Westminster
                  Bank Plc and others.*

   8.1            Significant Subsidiaries.

   10.1           Consent of Arthur Andersen LLP, Independent Public Accountants.

-----------------
*  Previously filed.